UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

3rd QUARTER 2017

Bradesco

Table of Contents Table of contents

1 -	Press Release	3
	Highlights	4
	Main Information	6
	Book Net Income vs. Adjusted Net Income	8
	Summarized Analysis of Adjusted Net Income	8
	Capital Ratios – Basel III	20
	Economic Environment	21
	Main Economic Indicators	22
	Guidance	22
	Managerial Income Statement vs. Adjusted Income Statement	23
2 -	Economic and financial analysis	25
	Consolidated Statement of Financial Position and Adjusted Statement of Income	26
	Interest-Earning and Non-Interest Earning Portions	27
	- NII Interest Earning Portion	28
	• Interest-Earning Portion of Credit Intermediation	30
	• Interest-Earning Portion of Insurance - Interest	45
	• Interest-Earning Portion of Securities/Other - Interest	45
	- NII Non-Interest Earning Portion	45
	Insurance, Pension and Capitalization	46
	- Life and pension plans	50
	- Health	51
	- Capitalization bonds	52
	- Automobile and Property & Casualty	53
	Fee and commission income	55
	Personnel and Administrative expenses	59
	- Operating Coverage Ratio	60
	Tax expenses	61
	Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries	61
	Additional Information – HSBC Brasil Historical Series	62
	Additional Information – Comparison of September 2017 and 2016 “Pro-forma”	63
3 -	Return to shareholders	65
	Corporate Governance	66
	Compliance	66
	Investor Relations area – IR	67
	Sustainability	67
	Bradesco Shares	67
	Market Capitalization	70
	Main Indicators	71
	Dividends/Interest on Shareholders’ Equity – JCP	72
	Weight on Main Stock Indexes	72
4 -	Additional information	73
	Market Share of Products and Services	74
	Ratings	75
	Reserve Requirements	75
	Investments in Infrastructure, Information Technology and Telecommunications	76
	Risk Management	77
	Capital Management	78
	Basel Ratio	79
	Minimum Capital Required – Grupo Bradesco Seguros	80
5 -	Independent auditors’ report	81
	Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial	82
	Analysis Report
6 -	Complete financial statements	85

Bradesco    1

Table of Contents Forward-looking statements

This economic and financial analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. Moreover, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in borrowing and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2  Economic and Financial Analysis Report - September 2017

Press Release Highlights

The main figures reported by Bradesco in the first nine months of 2017, considering the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income for the first nine months of 2017 stood at R$14.162 billion (a 11.2% increase compared to the Adjusted Net Income of R$12.736 billion recorded in the same period of 2016), corresponding to earnings per share of R$3.05 and return on Average Adjusted Shareholders’ Equity of 18.1%.

2.   As for the source, the Adjusted Net Income is composed of R$10.035 billion from financial activities, representing 70.9% of the total, and of R$4.127 billion from insurance, pension plans and capitalization bond operations, which together account for 29.1%.

3.   On September 30, 2017, Bradesco’s market capitalization stood at R$208.250 billion, showing a growth of 29.8% over September 2016.

4.   Total Assets, in September 2017, stood at R$1.312 trillion, an increase of 3.3% over September 2016. The return on Average Total Assets was 1.5%.

5.   In September 2017, the Expanded Loan Portfolio reached R$486.864 billion, a 6.7% decrease over September 2016. Operations with individuals totaled R$172.207 billion (an increase of 0.7% over September 2016), while operations with companies totaled R$314.657 billion (a 10.3% decrease over September 2016).

6.   Assets under Management stood at R$1.992 trillion, a 6.8% increase over September 2016.

7.   Shareholders’ Equity totaled R$110.301 billion in September 2017, 11.9% higher than in September 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 17.7%, 13.4% of which is Tier I Capital.

8.   A total of R$4.597 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in the first nine months of 2017, R$2.054 billion of which was paid in monthly and interim installments, and R$2.543 billion was provisioned.

9.   The Interest-Earning Portion of the NII totaled R$47.114 billion in the first nine months of 2017, showing a growth of 1.7% in relation to the same period of first nine months of 2016.

10. The 90-day Delinquency Ratio stood at 4.8% in the end of September 2017, a decrease of 0.2 p.p. compared to June 2017.

11. The Efficiency Ratio (ER), excluding the effect of impairment of financial assets, in September 2017 was 40.7% (38.2% in September 2016), while the “risk-adjusted” efficiency ratio stood at 53.2% (49.9% in September 2016).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$55.097 billion in the first nine months of 2017, up 9.8% when compared with the same period of 2016. Technical provisions stood at R$239.287 billion, an increase of 12.0% compared with the balance in September 2016.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.215 billion in the first nine months of 2017.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$26.496 billion in the first nine months of 2017, of which R$10.942 billion was related to taxes withheld and collected from third parties, and R$15.554 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 109.8% of the Adjusted Net Income.

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,845 Branches and 3,908 Customer Service Points (PAs). The following are also available to Bradesco customers: 980 ATMs located on company premises (PAEs), 39,062 Bradesco Expresso customer service points, 35,854 Bradesco ATMs, and 21,006 Banco24Horas Network ATMs.

16. In July 2017, Bradesco launched a Special Voluntary Severance Program Scheme (PDVE), in which the Organization's employees who fulfilled the requirements established in the regulations of the respective plan may join. The deadline for joining the plan ended in late August 2017, with the adhesion of 7.4 thousand employees, and a total cost of R$2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$1.5 billion.

  4  Economic and Financial Analysis Report - September 2017

Press Release Highlights

17. Payroll, plus charges and benefits totaled R$12.700 billion in the first nine months of 2017. Social benefits provided to employees of the Bradesco Organization and their dependents amounted to R$3.480 billion, while investments in education, training and development programs totaled R$127.693 million.

18. Major Awards and Acknowledgments in the period:

•       winner of the “Empresas Mais” award, in the “Banks” category (O Estado de S. Paulo newspaper, in partnership with Fundação Instituto de Administração - FIA and Austin Rating);

•       winner in the “As Melhores da Dinheiro 2017” guide, in the category “Corporate Governance”. Bradesco Vida e Previdência won Best Company in the sector and was also featured in the “Financial Sustainability” and “Innovation and Quality” categories (IstoÉ Dinheiro magazine);

•       was featured at the “Tech Projects of the Year Awards 2017”, winning in the “Cyber Security” category, with the case “Using Big Data Technology to Prevent Attacks Against ATM”, which shows the use of Big Data to identify, in real time, possible attacks on ATMs (The Banker magazine);

•       was featured at the 2017 edition of the “Conarec – National Congress of Company-Customer Relations” awards, in the “Banks” category. The Grupo Bradesco Seguros won the award in the categories: “Insurance”, “Health”, “Pension Plans” and “Capitalization Bonds”;

•       was included on the list of “150 Best Companies to Work in Brazil” (Época magazine, with the evaluation of the Great Place To Work consulting firm);

•       Bradesco BBI won the triple crown and became the only Brazilian bank to win three of the sector’s top international awards two years in a row, namely: “The Most Innovative Investment Bank in Latin America”, by The Banker magazine; and “The Best Investment Bank Brazil”, by Global Finance and Euromoney;

•       the Grupo Bradesco Seguros, for the eighth year in a row, was listed in the “Melhores & Maiores” yearbook, a major highlight in the insurance sector, with “Bradesco Saúde”, “Bradesco Vida e Previdência”, and “Bradesco Auto/RE” (Exame magazine); and

•      Bradesco Seguros was included in the “Valor 1000” yearbook, leading the insurance sector in Brazil. “Bradesco Seguros” and “Bradesco Saúde” placed first in the categories “General Insurance” (includes Auto) and “Health Insurance”, respectively (Valor Econômico newspaper).

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long-term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Sustainable Development Goals (SDG), Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). The Board of Directors, through the Sustainability Committee, monitors the sustainability deliberations. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “World and Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$625.944 million will benefit an estimated number of 104.2 thousand students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also expects to benefit 630 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students can complete one out of more than 90 courses offered in its schedule. Another 15,040 students are taking part in projects and actions in partnership with the Program Educa+Ação and in Technology courses.

Bradesco    5

Press Release Main Information

R$ million	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	Variation %	
									3Q17 x 2Q17	3Q17 x 3Q16
Income Statement for the Period										
Book Net Income	2,884	3,911	4,071	3,592	3,236	4,134	4,121	4,353	(26.3)	(10.9)
Adjusted Net Income [1]	4,810	4,704	4,648	4,385	4,462	4,161	4,113	4,562	2.3	7.8
Total Net Interest Income	14,604	15,484	15,616	15,669	16,931	14,962	14,892	14,512	(5.7)	(13.7)
Gross Credit Intermediation Margin	12,019	12,315	12,567	13,403	13,600	11,408	11,486	11,313	(2.4)	(11.6)
Net Credit Intermediation Margin	8,197	7,345	7,705	7,878	7,858	6,384	6,038	7,121	11.6	4.3
Allowance for Loan Losses (ALL) Expenses	(3,822)	(4,970)	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(23.1)	(33.4)
Fee and Commission Income	7,822	7,496	7,430	7,545	7,450	6,624	6,405	6,597	4.3	5.0
Administrative and Personnel Expenses	(9,863)	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	-	(3.9)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,637	18,512	17,948	21,247	17,733	17,253	15,186	19,130	0.7	5.1
Statement of Financial Position										
Total Assets [2]	1,311,672	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1.6	3.3
Securities	572,099	540,106	549,700	549,873	509,184	437,580	414,926	407,584	5.9	12.4
Loan Operations [3]	486,864	493,566	502,714	514,990	521,771	447,492	463,208	474,027	(1.4)	(6.7)
- Individuals	172,207	172,045	171,820	172,045	171,067	148,919	147,759	147,749	0.1	0.7
- Companies	314,657	321,521	330,894	342,945	350,704	298,573	315,449	326,278	(2.1)	(10.3)
Allowance for Loan Losses (ALL) [4]	(36,557)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(2.6)	(9.5)
Total Deposits	259,577	260,120	235,432	234,214	239,937	179,436	189,192	195,760	(0.2)	8.2
Technical Provisions	239,287	233,640	229,433	223,342	213,608	190,649	182,973	177,835	2.4	12.0
Shareholders' Equity	110,301	106,807	104,558	100,442	98,550	96,358	93,330	88,907	3.3	11.9
Assets under Management	1,991,708	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	3.9	6.8
Performance Indicators (%)										
Adjusted Net Income per Share - R$ [5][6]	3.05	2.99	2.90	2.81	2.84	2.85	2.91	2.94	2.0	7.4
Book Value per Common and Preferred Share - R$ [6]	18.13	17.55	17.18	16.51	16.20	15.84	15.34	14.61	3.3	11.9
Annualized Return on Average Equity [7][8]	18.1	18.2	18.3	17.6	17.6	17.4	17.5	20.5	(0.1) p.p.	0.5 p.p.
Annualized Return on Average Assets [8]	1.5	1.4	1.4	1.5	1.5	1.5	1.5	1.7	0.1 p.p.	-
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	6.6	7.0	7.3	7.5	7.6	7.5	7.5	7.5	(0.4) p.p.	(1.0) p.p.
Fixed Asset Ratio [9]	38.9	39.6	42.3	44.8	44.4	33.8	34.0	35.2	(0.7) p.p.	(5.5) p.p.
Combined Ratio - Insurance [10]	86.2	86.6	85.2	85.9	90.0	89.6	86.1	86.5	(0.4) p.p.	(3.8) p.p.
Efficiency Ratio (ER) [5][11]	40.7	40.6	40.0	38.9	38.2	37.4	37.2	37.5	0.1 p.p.	2.5 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) [5]	75.9	74.3	75.3	76.2	78.0	80.2	80.1	80.0	1.6 p.p.	(2.1) p.p.
Market Capitalization - R$ million [12]	208,250	169,618	178,208	160,813	160,472	144,366	143,720	100,044	22.8	29.8
Loan Portfolio Quality % [13]										
ALL / Loan Portfolio [4]	9.9	10.0	10.3	10.4	10.1	9.3	8.6	8.0	(0.1) p.p.	(0.2) p.p.
Non-performing Loans (> 60 days [14] / Loan Portfolio)	5.7	6.0	6.7	6.5	6.4	5.8	5.3	5.0	(0.3) p.p.	(0.7) p.p.
Delinquency Ratio (> 90 days [14] / Loan Portfolio)	4.8	4.9	5.6	5.5	5.4	4.6	4.2	4.1	(0.1) p.p.	(0.6) p.p.
Coverage Ratio (> 90 days [14]) [4]	207.7	202.5	182.1	188.4	189.1	201.0	204.2	198.0	5.2 p.p.	18.6 p.p.
Coverage Ratio (> 60 days [14]) [4]	174.6	167.0	154.0	158.8	158.3	160.7	162.9	161.7	7.6 p.p.	16.3 p.p.
Operating Limits %										
Basel Ratio - Total [9]	17.7	16.7	15.3	15.4	15.3	17.7	16.9	16.8	1.0 p.p.	2.4 p.p.
Tier I Capital	13.4	12.5	12.0	12.0	11.9	13.7	12.9	12.7	0.9 p.p.	1.5 p.p.
- Common Equity	12.5	11.6	11.2	11.2	11.1	13.7	12.9	12.7	0.9 p.p.	1.4 p.p.
- Additional Capital	0.9	0.9	0.8	0.8	0.8	-	-	-	-	0.1 p.p.
Tier II Capital	4.3	4.2	3.3	3.4	3.4	4.0	4.0	4.1	0.1 p.p.	0.9 p.p.

      6  Economic and Financial Analysis Report - September 2017

Press Release Main Information

(1)   According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(3)   Expanded Loan Portfolio: includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;

(4)   Up to December 2016, it included provisions for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess provision”. In September 2016, the excess provision totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as from the third quarter of 2016. In March 2017, with Resolution No. 4,512/16, referring to the treatment for financial guarantees provided, the balance of the excess provision declined from R$7,491 million to R$6,907 million;

(5)   In the last 12 months;

(6)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(7)   Excluding mark-to-market effect of available-for-sale Securities recorded under Shareholders’ Equity.

(8)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(9)   The Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);

(10) Excludes additional provisions;

(11) Operating efficiency ratio without the effect of impairment of financial assets;

(12) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(13) As defined by the Brazilian Central Bank (Bacen);

(14) Overdue loans;

(15) The decrease observed from 2015 is related to: (i) the migration of “External ATM Network Points – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks);

(16) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(17) Including overlapping Onsite Network Bradesco and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(18) This decrease is related to the sharing of the off-site ATM network with the Banco24Horas Network;

(19) It includes the correspondent banks and their branches;

(20) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF);

(21) Refer to first and second checking account holders; and

(22) Number of accounts.

Bradesco    7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

(1)     In the first nine months of 2017, this refers to: (i) the regulatory change at Cielo, in the amount of R$210 million, in the second quarter of 2017; (ii) special tax regularization program, or “PERT” (Programa Especial de Regularização Tributária), in the amount of R$192 million, in the third quarter of 2017; (iii) IPO of IRB, in the amount of R$149 million, in the third quarter of 2017; (iv) impairment of non-financial assets, in the amount of R$ 47 million in the third quarter of 2017; (v) reversal of tax provisions related to social security contributions - Odontoprev, in the amount of R$ 101 million in the third quarter of 2017; and (vi) contingent liabilities. In the same first nine months of 2016, this includes: (i) lump-sum bonus to employees, in the amount of R$191 million; (ii) impairment of shares, in the amount of R$57 million; (iii) costs of migration/merger of HSBC Brasil, in the amount of R$67 million (R$18 million recorded in HSBC Brasil); (iv) gain on the partial sale of investments, in the amount of R$90 million; and (v) contingent liabilities.

Summarized Analysis of Adjusted Net Income

To provide a better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, effects of the consolidation of HSBC Brasil are covered, from

July 1, 2016, and as additional information, we present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the periods of 2016, for comparison purposes.

Adjusted Income Statement - R$ million	9M17	9M16	Variation Amount	Variation %	3Q17	2Q17	Variation Amount	Variation %
Net Interest Income	**45,704**	**46,785**	**(1,081)**	**(2.3)**	**14,604**	**15,484**	**(880)**	**(5.7)**
- NII - Interest Earning Portion	47,114	46,316	798	1.7	15,436	15,778	(342)	(2.2)
- NII - Non-Interest Earning Portion	358	469	(111)	(23.7)	102	120	(18)	(15.0)
- Impairment of Financial Assets	(1,768)	-	(1,768)	-	(934)	(414)	(520)	125.6
ALL Expenses	(13,654)	(16,214)	2,560	(15.8)	(3,822)	(4,970)	1,148	(23.1)
Gross Income from Financial Intermediation	**32,050**	**30,571**	**1,479**	**4.8**	**10,782**	**10,514**	**268**	**2.5**
Income from Insurance, Pension Plans and Capitalization Bonds [(1)]	4,919	3,989	930	23.3	1,511	1,781	(270)	(15.2)
Fee and Commission Income	22,748	20,479	2,269	11.1	7,822	7,496	326	4.3
Personnel Expenses	(14,622)	(12,566)	(2,056)	16.4	(4,833)	(4,967)	134	(2.7)
Other Administrative Expenses	(14,782)	(13,723)	(1,059)	7.7	(5,030)	(4,898)	(132)	2.7
Tax Expenses	(5,186)	(4,345)	(841)	19.4	(1,696)	(1,718)	22	(1.3)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	162	170	(8)	(4.7)	42	62	(20)	(32.3)
Other Operating Income / (Expenses)	(5,470)	(5,381)	(89)	1.7	(1,846)	(1,792)	(54)	3.0
Operating Income	**19,819**	**19,194**	**625**	**3.3**	**6,752**	**6,478**	**274**	**4.2**
Non-Operating Income	(111)	(167)	56	(33.5)	(25)	(34)	9	(26.5)
Income Tax / Social Contribution	(5,310)	(6,181)	871	(14.1)	(1,771)	(1,699)	(72)	4.2
Non-controling interests in subsidiaries	(236)	(110)	(126)	114.5	(146)	(41)	(105)	256.1
Adjusted Net Income	**14,162**	**12,736**	**1,426**	**11.2**	**4,810**	**4,704**	**106**	**2.3**

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Adjusted Net Income and Profitability

The return on average Adjusted Shareholders’ Equity (ROAE), registered 18.1% in September 2017.

In the comparison between the first nine months of 2017 and same period of previous year, the adjusted net income was up 11.2% or R$1,426 million, totaling R$14,162 million, mainly due to: (i) the reduction of the allowance for loan losses expenses, due to improvement of delinquency indicators; (ii) the increase in (a) fee and commission income and (b) insurance, pension plan and capitalization bond operations; partially impacted by: (iii) higher administrative and personnel expenses, which, combined with the other income statement lines, refer to the effect of the consolidation of HSBC Brasil in the third quarter of 2016, excluding this effect, these expenses decreased 3.1% in the period, even considering the effect of the collective bargaining agreement of 2016/2017 and the contractual adjustments; and (iv) the reduction of net interest income, due to the effect of impairment of financial assets.

Adjusted net income totaled R$4,810 million in the third quarter of 2017, up 2.3%, or R$106 million, over the previous quarter, largely due to: (i) reduction in allowance for loan losses expenses; due to improvement of delinquency indicators; (ii) the higher fee and commission income; and (iii) lower personnel expenses; partially offset by: (iv) the reduction of net interest income, impacted by the effect of the impairment of financial assets; (v) the lower income of insurance, pension plan and capitalization bond operations; and (vi) the increase in administrative expenses.

The Return on Average Assets (ROAA) recorded 1.5%. Total assets recorded R$1.312 trillion in September 2017, an increase of 3.3% compared to September 2016.

Bradesco    9

Press Release Summarized Analysis of Adjusted Net Income

Efficiency Ratio (ER)

The accumulated ER (Efficiency Ratio) in the twelve months(1), disregarding the effect of the impairment of financial assets, recorded 40.7%, remaining practically stable compared to the previous quarter. We highlight the better performance of: (i) operating expenses; (ii) fee and commission income; and (iii) insurance, pension plan and capitalization bond operations. Such factors were offset for the lower net interest income.

The quarterly Efficiency Ratio (ER)(1), excluding the effect of impairment of financial assets reached 41.5% in the third quarter of 2017, registering an increase of 1.1 p.p. compared to the previous quarter, mainly due to: (i) by the lower net interest income; (ii) lower earnings from insurance, pension plan and capitalization bond operations; partially offset by: (iii) higher fee and commission income.

The "risk-adjusted" ER(2), which reflects the impact of risk associated with loan operations, the indicator reached 53.2%, an improvement of
0.5 p.p. in comparison with the previous quarter, reflecting lower expenses with allowance for loan losses.

ER performance reflects the strategy of sustainable growth, which includes, among others: (i) availability of products and services appropriate to customers, through segmentation of the customer base and digital channels; (ii) optimization of service points; (iii) the strict control of operating expenses arising from the actions of the Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and scale gains from the merger of HSBC Brasil; and (iv) investments in Information Technology (IT), which amounted to R$4.215 billion, in the first nine months of 2017. We also highlight the fact that, for this year, we will obtain the partial effects of the Special Voluntary Severance Program Scheme (PDVE), whose deadline for participation was at the end of August 2017.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries + Other Operating Income – Other Operating Expenses), and

(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Net Interest Income

In the comparison of the first nine months of 2017 and same period of previous year, net interest income decreased by 2.3%, or R$ 1,081 million, due to: (i) of the effect of impairment of financial assets, in the amount of R$1,768 million; being offset: (ii) by the higher earnings of the operations that yield “interest,” in the amount of R$798 million, especially the earnings from (a) “Securities/Other” and (b) “Credit Intermediation.”

In the comparison between the third quarter of 2017 and the previous quarter, net interest income decreased 5.7%, or R$880 million, due to: (i) effect of the impairment of financial assets, which increased R$ 520 million; and (ii) the lower non-interest earning portion of the NII in the amount of R$342 million, as a result of lower margins with (a) “Securities/Other” in the amount of R$357 million, (b) “Credit Intermediation”, in the amount of R$296 million, and partially offset by (c) an improvement of R$311 million in the margin of “Insurance”.

Interest-Earning Portion of the NII – 12-Month Average Rates

(1) For the calculation of the average rate of the total interest margin, we used average assets, including other non-remunerated assets.

In the third quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 6.9%, recording a decrease of 0.6 p.p. in the annual comparison and 0.3 p.p. in the quarterly comparison.

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Press Release Summarized Analysis of Adjusted Net Income

Expanded Loan Portfolio (1)

In September 2017, Bradesco’s expanded loan portfolio stood at R$486.9 billion, with a 6.7% decrease in the last 12 months. Companies registered a decrease of 10.3%, and Loans for Individuals had a growth of 0.7%. For Individuals, the products that posted the strongest growth in the last 12 months were: (i) payroll-deductible loans; and (ii) real estate financing. For Companies, the reduction of the portfolio was mainly due to the decrease in: (i) operations abroad; (ii) working capital; and (iii) BNDES/Finame onlendings.

In the quarterly comparison, the portfolio showed a reduction of 1.4%, due to the economic scenario and the low demand for credit. The retraction of assets per business segment was as follows: (i) 2.3% for Large Corporates; and (ii) 1.8% for Micro, Small and Medium-sized Enterprises. Individuals remained stable.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in Certificates of real estate receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

Allowance for loan losses (ALL) expenses

In the first nine months of 2017, allowance for loan losses expenses totaled R$13,654 million and R$3,822 million in the third quarter of 2017, down 15.8%, or R$2,560 million from the same prior-year period and 23.1%, or R$ 1,148 million, compared to the second quarter of 2017. These reductions are a reflection of: (i) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained; (ii) the results of the improvement of credit recovery processes, which contributed to higher income from credit recovery for the period; and (iii) improvement of delinquency indicators.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Delinquency Ratio (1)

90-day Delinquency Ratio

Delinquency ratio, comprising operations overdue for more than 90 days in the total portfolio, had a new decrease in this quarter.

In nominal terms, it is worth highlighting the reduction of delinquent loans for three consecutive quarters, mainly influenced by the segments of Individuals and Micro, Small and Medium-Sized Enterprises.

In the third quarter of 2017, R$4.5 billion of loan assignments (previously written-off) without retention of risks and benefits were carried out, not having significantly impacted delinquency ratios. The sales value of these portfolios has not materially impact the result.

15-90 Day Delinquency Ratio

Short-term delinquency, comprising operations 15 to 90 days past due, showed changes in the quarter, mainly due to the Large Corporates segment, impacted by the reduction in the volume of lending to this segment. For Micro, Small and Medium-Sized Enterprises, the indicator remained practically stable.

For Individuals, we highlight the permanence of the trend toward reduction the indicator since the third quarter of 2016.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

It is important to highlight the robustness of the provisioning criteria adopted, which can be demonstrated by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 10.1% of the portfolio(1), in September 2016, the net loss in the subsequent 12 months was 5.1%, representing an effective coverage of 199.6%, and based on the estimated net loss for the next 12 months, this indicates an effective coverage ratio of approximately 250% in September 2017.

(1) As defined by Bacen.

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Press Release Summarized Analysis of Adjusted Net Income

NPL Creation 90 days x Write-offs

In the third quarter of 2017, the total NPL creation reached R$4,997 million, a reduction of 3.9%, or R$203 million, in relation to previous quarter, representing 1.4% of the Bacen loan portfolio. It is noteworthy that the NPL Creation on the Loan Portfolio for Micro, Small and Medium-Sized Enterprises and Individuals presented the lowest historical level in the series below, registering 1.8% and 1.6%, respectively.

The breakdown of the NPL Creation by business segment is shown below.

  14  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first nine months of 2017, Net Income totaled R$4.127 billion, 2.0% higher than the Net Income recorded in the same period of previous year (R$4.046 billion), with an annualized return on Adjusted Shareholders’ Equity of 19.4%(1).

Net Income for the third quarter of 2017 totaled R$1.483 billion (R$1.270 billion in the second quarter of 2017), with a 16.8% growth compared to the previous quarter, and the annualized return on Adjusted Shareholders’ Equity was 20.9%(1).

(1)   Calculated on a linear basis;

(2)   Excluding additional provisions; and

(3)   The third quarter of 2017, includes the latest data released by Susep (August/17).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

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Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first nine months of 2017, the production recorded an increase of 9.8% in comparison with the same period of previous year, influenced by the growth in “Life and Pension Plans” (13.8%), “Health” (7.5%), “Capitalization Bonds” (5.6%), and “Auto/P&C” (2.1%) products.

In the third quarter of 2017, the billing recorded an increase of 0.7% in comparison with the previous quarter, influenced by the growth in “Health” (1.5%), “Capitalization Bonds” (1.2%) and “Life and Pension Plans” (1.1%) products.

Net income of the first nine months of 2017 recorded a growth of 2.0% compared with the same period of previous year, primarily due to: (i) the increase of 9.8% in revenue; (ii) the improvement of 0.3 p.p. in claims ratio; (iii) the improvement of 0.6 p.p. in expense ratio, (iv) the improvement in the administrative efficiency ratio, partially offset by: (v) decrease in the financial income, due to the behavior of the economic-financial indices in the period; and (vi) decrease in equity results.

Net income for the third quarter of 2017 recorded a growth of 16.8% over the previous quarter due to: (i) the increase of 0.7% in revenue; (ii) decrease of 1.6 p.p. in the claims ratio; influenced by the “Health” segment; (iii) the 0.6 p.p. downslide in the expense ratio; (iv) the maintenance of the administrative efficiency ratio; and (v) improvement of interest income; partially offset by: (vi) the decrease in equity results.

  16  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Fee and commission income

In the first nine months of 2017, fee and commission income totaled R$22,748 million, recording an increase of 11.1% or R$2,269 million compared to the same period of previous year, due to increase in the volume of operations, due to (a) an advance in the customer segmentation process, which generated a greater offer of products and services in several service channels and (b) consolidation of HSBC Brasil in the third quarter of 2016. It must be noted that the largest drivers of this result were: (i) the good performance of the card business, as a result of (a) the increase in financial volume traded and (b) the higher volume of transactions; (ii) the increase in income from the asset management; (iii) an increase in checking account fees; and increased revenue from: (iv) consortium management; (v) collections; and (vi) custody and brokerage services.

Total fee and commission income amounted to R$7,822 million in the third quarter of 2017, up 4.3%, or R$326 million, in comparison with the previous quarter, mainly due to higher volume of operations, in part a reflection of: (i) the greater offering of products and services to customers; (ii) better performance of underwriting/financial advisory services; and (iii) the higher number of business days.

Personnel Expenses

In the comparison between the first nine months of 2017 and same period of previous year, a 16.4% increase or R$2,056 million, in personnel expenses, is explained by changes in: (i) the “structural” portion, due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016/2017 collective bargaining agreement; and (ii) the “non-structural” portion, due to higher expenses with (a) provision for labor claims and (b) employment termination costs.

In the third quarter of 2017, personnel expenses totaled R$4,833 million, a reduction of 2.7%, or R$134 million, compared to the previous quarter, reflecting the partial effects of the Special Voluntary Severance Program Scheme (PDVE), participation in which ended at the end of August 2017, being partially compensated by the increase in salary levels, according to the 2017 collective bargaining agreement.

Note: Structural portion = Salaries + Social Security Charges + Benefits + Pension Plans.

         Non-Structural Portion = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

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Press Release Summarized Analysis of Adjusted Net Income

Administrative Expenses

In the comparison between the first nine months of 2017 and the same period of previous year, administrative expenses increased 7.7%, or R$1,059 million, reflecting: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil, as of the third quarter of 2016; and (iii) contract price adjustments.

It should be noted that the expenses recorded during nine months of 2017 already show the partial effects of the synergies and gains of scale resulting from the merger of HSBC Brasil activities in October 2016, especially when comparing third quarter of 2017 with the third quarter of 2016 and there is a reduction of 5.8%.

Total Administrative Expenses amounted to R$5,030 million in the third quarter of 2017, up 2.7%, or R$132 million, in comparison with the previous quarter, due to: (i) the increase in the volume of business and services concentrated in the period, which resulted in higher expenses on (a) outsourced services, (b) communication, and (c) data processing; and (ii) higher expenses on advertising and marketing, mainly related to the “Pra frente” campaign.

(1)   The decrease observed as of 2015 is related to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Expenses, Net of Income

In the first nine months of 2017, other operating expenses, net of income totaled R$5,470 million, registering an increase of 1.7% or R$89 million, compared to the same period the previous year, mainly reflecting the effect of the consolidation of HSBC Brasil, which took place starting in the third quarter of 2016.

In the comparison between the third quarter of 2017 and the previous quarter, other operating expenses, net of income, increased by 3.0%, or R$54 million, due to higher operating provisions.

  18  Economic and Financial Analysis Report - September 2017

Press Release Summarized Analysis of Adjusted Net Income

Income Tax and Social Contribution

In the comparison of the first nine months of 2017 and same period of the previous year, income tax and social contribution expenses decreased by 14.1%, or R$871 million, mainly impacted by the deductibility of goodwill amortization in the acquisition of HSBC Brasil as of the fourth quarter of 2016.

In the third quarter of 2017, expenses on income tax and social contribution increased 4.2%, or R$72 million compared to the previous quarter, due to: (i) the increase in equity results; and partially offset by: (ii) the greater effect of the provisioning of interest on shareholders’ equity in the third quarter of 2017.

Unrealized Gains

In the third quarter of 2017, unrealized gains reached R$31,206 million, an increase of 33.4%, or R$7,811 million, compared to the second quarter of 2017, a reflection of the increase in market value of: (i) fixed-income securities; and (ii) loan operations; partially offset by: (iii) the devaluation of shares of Cielo, which decreased 10.7% in the period.

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Press Release Capital Ratios – Basel III

Basel Ratio

In September 2017, the Reference Equity of the Prudential Conglomerate reached R$106,682 million, as compared to risk-weighted assets of R$604,581 million. The Basel Ratio increased 1.0 p.p., from 16.7% in June 2017 to 17.7% in September 2017, Tier I Capital ratio reached 13.4% in September 2017, an increase of 0.9 p.p. in relation to June 2017, basically impacted: (i) by the increase in Shareholders' Equity, due to (a) the increase in income in the quarter and (b) the mark-to-market positive effect of available-for-sale securities; and (ii) by the reduction of weighted assets.

The table below shows the main events that impacted the Tier I Capital ratio in the third quarter of 2017:
Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) consumption of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 13.3%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 13.9% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If the bank exercises the possibility of issuance of additional capital by 2018 (if there were market conditions), the Tier I capital ratio would reach 13.9%; and

(5)   They refer to the minimum required ratio, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

  20  Economic and Financial Analysis Report - September 2017

Press Release Economic Environment

During the third quarter of 2017, the positive news about the performance of Brazilian economic activity persisted. The data indicated a more pronounced and disseminated growth, which motivated us to revise the Gross Domestic Product (GDP) projection to 0.9% this year and 2.8% in 2018.  Doubts regarding the weight of the effect of the release of FGTS funds on the recovery have been dissipating in recent months, with positive surprises in several indicators, such as sales of construction materials, vehicle sales, retail sales, industrial production, and others.

Qualitatively, in the short term, consumption will continue to drive economic activity, but gradually investments will support expansion of the cycle. In fact, recent indicators showed a slight recovery in the production of capital goods, as well as imports of these items. Thus, as predictability on the sustainability of this resumption and the reduction of idleness begins to increase, investments are expected to show acceleration.

Despite the positive information on the activity, surprise decreases in inflation rates persisted between July and September. The positive developments of this year’s agricultural crop have been confirmed in a favorable supply shock and involved persistently below-expected household grocery prices. Prospectively, the anchoring of expectations, reduced inertia, idle industry, slack in the labor market, and absence of pressure on the balance of payments, are expected to ensure a favorable scenario for inflation. Thus, we estimate an increase of 3.0% in the Extended Consumer Price Index (IPCA) in 2017, and of 3.9% in 2018.

A relevant aspect for the reduced concern about inflation comes from our evaluation of the behavior of the foreign exchange rate. We believe that country risk premiums will remain relatively stable and that the external scenario will remain at least reasonable for assets of emerging countries. Data on the global economy indicate solid and diffused growth, with annual Gross Domestic Product (GDP) growth around 4.0% for the second consecutive quarter, the highest rate since 2009. In this context, discussions on the normalization of the monetary policy are intensifying. However, despite favorable data from worldwide activity, inflation has remained in check, a fact that imposes gradualism in the process of monetary adjustment, thereby reducing the risk of major ruptures in asset prices and global liquidity.

By the end of this year, we estimate a foreign exchange of R$3.10, and by 2018, we believe that the gradual normalization of monetary policy in the US should not destabilize financial markets decisively. Thus, we project an exchange rate of R$3.20 for the coming year.

Despite the increasingly clear realization that economic growth and real interest rates are at an expanding level, we estimate that the economic scenario at the beginning of next year (low inflation, moderate growth and well-anchored expectations) will continue to favor a “fine tuning” of the monetary policy. We estimate the Selic rate at 7.0% this year and 6.75% in 2018. The longer-lasting drop in the structural interest rate remains dependent on the continuity of the planned reforms. It is worth noting that relevant measures have already been approved, such as the LTR (long-term rate), the spending ceiling, and labor reform, which contribute to reducing the long-term interest rate.

However, structural actions remain fundamental. Despite the current positive surprises with fiscal data, stemming from extraordinary revenues and improved prospects for growth, further advances toward meeting the spending ceiling in the medium term are essential.

Finally, the Brazilian macroeconomic scenario has proven to be more favorable to the credit market. In this regard, data from the national financial system showed a slight recovery in corporate lending as well as consolidated signs of expansion of household lending. At the same time, the delinquency rate has proven to be more benign.

Accordingly, Bradesco maintains a positive outlook for the nation, foreseeing favorable prospects in the segments in which it operates, both in the short and long term.

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Press Release Main Economic Indicators

Projections up to 2019

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

(1)   Includes the merger of HSBC Brasil during the entire period of analysis to favor the comparability.

  22  Economic and Financial Analysis Report - September 2017

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Third Quarter of 2017 and Second Quarter of 2017

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, the amount of R$1,822 million in the third quarter of 2017 and R$1,809 million in the second quarter of 2017; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

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Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First nine months of 2017 and First nine months of 2016

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) the adjustment of the tax hedge, which represents the partial result of the derivatives used for hedging investments abroad, which – in terms of net income – simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,188 million in the first nine months of 2017 and R$8,512 million in the first nine months of 2016; and (ii) that, in the first nine months of 2017, it includes reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 27 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”, and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  24  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Consolidated Statement of Financial Position and Adjusted Statement of Income

Below is an analysis of Bradesco’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of HSBC Brasil.

Statement of Financial Position (1)

(1) For more information, please see note 4– Managerial Statement of Financial Position and Statement of Income, in chapter 6 of this report, and

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

  26  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Consolidated Statement of Financial Position and Adjusted Statement of Income

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

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Economic and Financial Analysis Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

 (1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the comparison of the first nine months of 2017 and same period of previous year, net interest income decreased by 2.3%, or R$ 1,081 million, due to: (i) the effect of impairment of financial assets, in the amount of R$1,768 million; (ii) lower non-interest earning portion of the NII, in the amount of R$111 million; being offset: (iii) the growth of the “interest” margin, in the amount of R$798 million, especially “Securities/Other” and “Credit Intermediation.” These increases were partly impacted by the consolidation of HSBC Brasil as of the third quarter of 2016.

In the comparison between the third quarter of 2017 and the previous quarter, net interest income decreased 5.7%, or R$880 million, due to: (i) the effect of impairment of financial assets, which increased R$520 million; (ii) lower interest earning portion of the NII in the amount of R$342 million, as a result of lower margins with: (a) “Securities/Other”, in the amount of R$357 million, (b) “Credit Intermediation”, in the amount of R$296 million, and offset by (c) the higher income from “Insurance” in the amount of R$311 million; and (iii) the lower non-interest earning portion of the NII, in the amount of R$18 million.

NII Interest Earning Portion

Interest-Earning Portion – Breakdown

In the comparison between the first nine months of 2017 and same period of previous year, the interest-earning portion showed a growth of 1.7% or R$798 million derived from major margins from: (i) “Securities/Other”, in the amount of R$637 million; and (ii) “Credit Intermediation” in the amount of R$407 million, partially due to HSBC Brasil’s consolidation as of the third quarter of 2016.

The interest-earning portion of the NII stood at R$15,436 million in the third quarter of 2017, a decrease of R$342 million, or 2.2%, compared with the last quarter, mainly due to lower margins from: (i) “Securities/Other”, in the amount of R$357 million; (ii) “Credit Intermediation”, in the amount of R$296 million; and offset by: (iii) higher results on margin of “Insurance” in the amount of R$311 million.

  28  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis NII Interest Earning Portion

Interest-Earning Portion – Rates

In the third quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 6.9%, recording a decrease of 0.6 p.p. in the annual comparison and 0.3 p.p. in the quarterly comparison.

Interest-Earning Portion – Average Rates (12 months)

(1) For the calculation of the average rate of the total interest margin, we used average assets, including other non-remunerated assets.

Bradesco    29

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Net Interest Income from Credit Intermediation – Breakdown

In the comparison between first nine months of 2017 and same period of previous year, there was a 1.1% growth, or R$407 million, in the interest margin of "Credit Intermediation" due to increase of: (i) average spread, amounting to R$930 million, due to improved management in investment resources and funding operations; and offset: (ii) due to a reduction in average business volume amounting to R$523 million.

Net Credit Intermediation Margin

The graph to the right presents a summary of “Credit Intermediation” activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of non-use assets, among others.

The bar relating to the net margin which presents the result of the net revenue from credit interest of the ALL totaled R$23,247 million in the first nine months of 2017 and R$8,197 million in the third quarter of 2017, increasing by 14.6%, or R$2,967 million, compared to the same period of previous year and 11.6%, or R$852 million, compared to the second quarter of 2017, due to: (i) the reduction of Allowance for Loan Losses (ALL) expenses in the period, a reflection of (a) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained, (b) the results of the improvement of credit recovery processes, which contributed to higher income from credit recovery for the period and (c) improvement of delinquency indicators; (ii) increase in the average spread; partially offset by: (iii) due to a reduction in average business volume.

In the third quarter of 2017, the NII - the interest-earning portion of “Credit Intermediation” totaled R$12,019 million, a decrease of 2.4% or R$296 million, compared with the previous quarter. The change observed was due mainly to: (i) reduction in average business volume amounting to R$904 million, which was offset by (ii) a R$608 million increase in the average spread.

(1) Without the effect of the leveling of provisioning from one specific corporate customer; and

(2) If we ignore the effect of the leveling of provisioning from one specific corporate customer, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

  30  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In September 2017, Bradesco’s expanded loan portfolio totaled R$486.9 billion, presenting a 1.4% decrease compared with the previous quarter and a 6.7% decrease in the last 12 months. In positive terms, the increase in Loans to Individuals, compared to the same period of the previous year, is noteworthy.

R$ million	Sept17	June17	Sept16	Variation %
				Quarter	12 months
Customer Profile
Individuals	172,207	172,045	171,067	0.1	0.7
Companies	314,657	321,521	350,704	(2.1)	(10.3)
Large Corporates	223,801	229,021	240,119	(2.3)	(6.8)
Micro, Small and Medium-Sized Enterprises	90,856	92,500	110,584	(1.8)	(17.8)
Total Loan Operations	486,864	493,566	521,771	(1.4)	(6.7)

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in certificates of real estate receivables, and rural loans.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

Operations in the Individuals showed a stability in the quarter and increased 0.7% over the last 12 months. The categories highlighted in the 12-month period were: (i) “payroll-deductible loans”; and (ii) “real estate financing”.

Bradesco    31

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

(1) Includes debentures and promissory note operations.

Companies’ operations decreased by 2.1% in the quarter and by 10.3% in the last 12 months. In the year-over-year comparison, the reduction of the portfolio is mainly a result of the downturn in the modalities of: (i) “operations abroad”; (ii) “working capital”; and (iii) “BNDES/Finame onlendings”.

Expanded Loan Portfolio – Consumer Financing (1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$112.4 billion, in September 2017, showing a 1.5% growth over the last 12 months and 0.9% in the quarter.

Note in September 2017, the type of personal loans, including payroll-deductible loans, totaling R$59.7 billion.

  32  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Payroll-Deductible Loans

Payroll-deductible loans totaled R$42,551 million in September 2017, showing an increase of 11.6% or R$4,418 million in the comparison of September 2016 and 3.3% or R$1,360 million in quarterly comparison. Payroll-deductible loans operations represented, in September 2017, 71.3% of total personal loans operations.

Real Estate Financing

Real estate financing operations totaled R$61,017 million in September 2017, showing an increase in the “Individuals” portfolio of 5.0%, or R$1,586 million, in the comparison of September with the last year, and an increase of 1.2%, or R$379 in the quarter. Operations with Companies decreased by 5.1%, or R$1,503 million, compared to September of the previous year, and 2.6%, or R$742 million, compared to the previous quarter.

In the third quarter of 2017, the origination of real estate financing registered R$1,993 million (R$1,590 million by borrowers and R$403 million by builders), representing 24,932 properties in the first nine months of 2017.

Vehicle financing

In September 2017, vehicle financing operations totaled R$30,670 million, showing a decrease in the comparison with the same period of previous year as in quarterly comparison. Of the total vehicle portfolio, 79.9% corresponds to "CDC", 18.1% to “Finame” and 2.0% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for the higher entry value for these financing operations. It is worth highlighting the increase in operations with Individuals, which amounted to R$20,270 million in September 2017, growing 1.7% compared to June 2017.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Economic Sector

Expanded Loan Portfolio – Distribution by Business Sector

The expanded loan portfolio showed a decrease of 6.7% in the annual comparison and a decrease of 1.4% in the quarterly comparison. We highlight, positively, the evolution of the “Retail” segment.

Expanded Loan Portfolio – By Currency

The balance of borrowings and indexed onlending and/or denominated forms in foreign currency (excluding ACCs) totaled R$32.9 billion in September 2017, showing a 20.7% decrease in the quarter and a 28.5% decrease in the last 12 months impacted by foreign exchange variation in the period.

In September 2017, total loan operations in reais reached R$454.0 billion, presenting a 0.4% decrease in the quarterly comparison and a decrease of 4.6% in the last 12 months.

  34  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Changes in the Expanded Loan Portfolio

New borrowers were responsible for the R$24.7 billion growth in the loan portfolio over the last 12 months, and accounted for 5.1% in September 2017.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and customers that have remained in the loan portfolio since September 2016 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Expanded Loan Portfolio – By Customer Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges remained stable compared to the previous quarter. The classification of ratings is aligned to the context of the current economic scenario.

Loan Portfolio (1) – By Type

All operations carrying credit risk amounted to R$510.2 billion, showing a decrease of 1.7% in the quarter and a decrease of 7.5% in the last 12 months.

  36  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

Loan Portfolio – Delinquency Ratio (1)

90-day Delinquency Ratio

Delinquency ratio, comprising operations overdue for more than 90 days in the total portfolio, had a new decrease in this quarter.

In nominal terms, it is worth highlighting the reduction of delinquent loans for three consecutive quarters, mainly influenced by the segments of Individuals and Micro, Small and Medium-Sized Enterprises.

In the third quarter of 2017, R$4.5 billion of loan assignments (previously written-off) without retention of risks and benefits were carried out, not having significantly impacted delinquency in the period. The sales value of these portfolios has not materially impacted the result.

15-90 Day Delinquency Ratio

Short-term delinquency, comprising operations 15 to 90 days past due, showed changes in the quarter, mainly due to the Large Corporates segment, impacted by the reduction in the volume of lending to this segment. For Micro, Small and Medium-Sized Enterprises, the indicator remained practically stable.

For Individuals, we highlight the permanence of the trend toward reduction the indicator since the third quarter of 2016.

(1) As defined by Bacen; and (2) Only performing loans.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Composition of the Provision

In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled R$36.6 billion in September 2017, representing 9.9% of the total loan portfolio, comprising of: (i) generic provision (customer rating and/or operation); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

It is important to highlight the robustness of the provisioning criteria adopted, which can be demonstrated by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 10.1% of the portfolio(1), in September 2016, the net loss in the subsequent 12 months was 5.1%, representing an effective coverage of 199.6%, and based on the estimated net loss for the next 12 months, this indicates an effective coverage ratio of approximately 250% in September 2017.

(1) As defined by Bacen.

38  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios covering the allowance for loan losses in relation to default credits exceeding 60 and 90 days. In September 2017, these ratios showed very comfortable levels, reaching coverages of 174.6% and 207.7%, respectively.

Besides the allowance for loan losses required by Bacen, Bradesco has an excess provision of R$6.9 billion, to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

NPL Creation 90 days x Write-offs

In the third quarter of 2017, the total NPL Creation reached R$4,997 million, a reduction of 3.9%, or R$203 million, in relation to previous quarter, representing 1.4% of the Bacen loan portfolio.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

  40  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total customer funding: (i) the amount committed to reserve requirements made at the Central Bank; (ii) the amount of available funds within the customer service network, along with the addition of, and (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its effective obtainment of funds from customers. This efficiency is a result: (i) the prominent position of the Customer Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loan operations through its own funding.

(1)     Debentures mainly used as collateral for repo operations; and

(2)     Considers: Letters of credit for real estate, Letters of credit for agribusiness, Financial Bills and Structured Operations Certificates.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

(1) Mostly considers debentures used as collateral for repo operations; and

(2) Includes: Financial Bills, in September 2017, totaling R$96,637 million (R$94,906 million in June 2017 and R$110,885 million in September 2016).

Demand Deposits

The balance of demand deposits amounted to R$30,324 million in September 2017, showing a reduction not only in the year-over-year comparison, falling by 7.2% or R$2,354 million, but also compared to June 2017, falling by 0.9% or R$277 million, mainly due to the business opportunities offered to customers.

Savings Deposits

Savings deposits totaled R$98,224 million in September 2017, showing an increase of 5.3% or R$4,935 million in the quarterly comparison, and 2.6% or R$2,487 million, in the comparison with June 2017, mainly due to: (i) an increase in the volume raised; (ii) the evolution of the base of savings account holders; and (iii) inventory remuneration.

 (1) Additional installment is not included. Starting in July 2017, the compulsory benefit that allowed the deduction of financing contracted under the conditions of the Housing Financial System (SFH), up to 18% of the Reserve Requirements on Savings Deposits, was terminated.

  42  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Time Deposits

In September 2017, the balance of time deposits totaled R$129,421 million, an increase of14.3% or R$16,207 million, compared to the previous year.

In the comparison between September 2017 and June 2017, there was a reduction of 2.9% or R$3,831 million, mainly reflecting the interest rate fluctuations during the period and the investment alternatives offered to customers.

Debentures

In September 2017, debentures totaled R$43,388 million, a reduction of 47.2% or R$38,775 million, as compared to the same period of previous year, mainly due to the compliance with Resolution No. 4,527/16, which changed the use of these securities issued by institutions linked to the conglomerate as a collateral for repo operations.

Compared to June 2017, the reduction of 4.8%, or R$2,208 million, refers mainly to the placement of these securities, which are also used as backing for repo operations.

Borrowing and Onlending

In September 2017, the balance of borrowing and onlendings recorded R$54,423 million, showing a reduction both in the year-over-year comparison and compared to June 2017. Such changes are explained by the reduction: (i) in the volume of funds raised through borrowing and onlending in Brazil, mainly through Finame operations; and (ii) in the volume of funds raised abroad, mainly due to the foreign exchange rate variation in the period.

Bradesco    43

Economic and Financial Analysis Net Interest Income from Credit Intermediation

Funds from Issuance of Securities

In September 2017, funds from issuance of securities totaled R$135,839 million, a reduction of 11.8% or R$18,137 million, compared to September 2016, mainly due to: (i) the smaller volume of financial bills, in the amount of R$14,248 million; and (ii) the lower balance of issuances abroad, in the amount of R$3,313 million.

Compared to June 2017, the growth of 3.3% or R$4,329 million, was mainly due to the increase in volumes of: (i) letters of credit for real estate, in the amount of R$2,659 million; and (ii) financial bills, in the amount of R$1,731 million.

(1) Considers: Mortgage Notes, Letters of credit for agribusiness, MTN Program Issues, Securitization of Payment Order Flow, Cost of issuances over funding, Certificate of Deposit and Structured Operations Certificate.

Subordinated Debts

Subordinated debts totaled R$50,534 million in September 2017, a reduction of 6.1% or R$3,309 million in the annual comparison, and 5.9% or R$3,142 million, compared to June 2017, mainly a reflection of: (i) the maturity of debts occurring in the period; and (ii) foreign exchange rate variation, impacting the subordinated debts issued abroad.

  44  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Interest-Earning Portion of Insurance - Interest

Interest-Earning Portion of Insurance – Breakdown

In the comparison of the first nine months of 2017 and the same period of previous year, the interest-earning portion presented a decrease of R$246 million due to: (i) a R$1,136 million decrease in the average spread; offset by: (ii) an increased volume of operations, in the amount of R$890 million, partially due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Comparing the third quarter of 2017 with the previous quarter, the interest-earning portion of insurance operations recorded a R$311 million increase, which was due to: (i) average spread amounting to R$284 million, mainly due to the behavior of the “IPCA” price index, the “IGPM” price index, and the closing of the interest and Ibovespa curve, which positively impacted multimarket funds; and (ii) increase in the volume of operations, in the amount of R$27 million.

Interest-Earning Portion of Securities/Other - Interest

Interest-Earning Portion of Securities/Other – Breakdown

In the comparison of the first nine months of 2017 and the same period of previous year, the interest-earning portion from “Securities/Other”, including the asset and liability management (ALM), presented an increase of R$637 million mainly due to an increase of: (i) average spread, in the amount of R$450 million; and (ii) volume of operations amounting toR$187 million, partially due to HSBC Brasil’s consolidation as of the third quarter of 2016.

In the comparison between the third quarter of 2017 and the previous quarter, there was an increase of R$357 million in the interest-earning portion of “Securities/Other”, mainly due to decrease of: (i) average spread, amounting to R$326 million, and (ii) average volume of operations, totaling R$31 million.

NII Non-Interest Earning Portion

Non-Interest-Earning Portion – Breakdown

Non-interest-earning portion of the NII had a decrease in quarterly and annual comparison of first nine months of 2017, due to volatility of gains with arbitration of markets.

Bradesco    45

Economic and Financial Analysis Insurance, Pension and Capitalization

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil.

Consolidated Statement of Financial Position

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$18,590 million in September 2017.

Consolidated Statement of Income

Note: For comparison purposes, effects of non-recurring events are not considered.

  46  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros e Previdência

Performance Ratios

%	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Claims Ratio (1)	75.0	76.6	73.7	72.8	77.1	76.8	72.1	71.9
Expense Ratio (2)	9.0	9.6	9.9	10.2	10.2	10.1	9.9	10.4
Administrative Expenses Ratio (3)	3.9	3.9	4.0	4.0	4.0	4.0	4.2	4.1
Combined Ratio (4) (5)	86.2	86.6	85.2	85.9	90.0	89.6	86.1	86.5

(1) Retained Claims/Earned Premiums;

(2) Selling expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional provisions.

Note: For comparison purposes, effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the first nine months of 2017, revenues totaled R$55,097 million, an increase of 9.8% or R$4,925 million, in comparison with the same period of previous year, influenced by the growth in “Life and Pension Plans” (13.8%), “Health” (7.5%), “Capitalization Bonds” (5.6%), and “Auto/P&C” (2.1%) products.

In relation to previous quarter, the billing in the third quarter of 2017, presented an increase of 0.7%, driven by the growth in “Health” (1.5%), “Capitalization Bonds” (1.2%) and “Life and Pension Plans” (1.1%) products.

Bradesco    47

Economic and Financial Analysis Insurance, Pension and Capitalization

Claims Ratio per Industry

Expense Ratio per Industry

48  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Insurance, Pension and Capitalization

Administrative Efficiency Ratio

General and Administrative Expenses / Billing.

The improvement in the administrative efficiency ratio, in the comparison between the third quarter of 2017 and the same period of previous year, is a reflection of: (i) the benefits generated by the streamlining of expenditures; and (ii) the 5.1% increase in revenue for the period.

Maintenance of administrative efficiency ratio, in the comparison between the third quarter of 2017 and the previous quarter, is due to the benefits generated with the rationalization of expenditures.

Technical Provisions

(1) It does not include technical reserves for the DPVAT segment.

Bradesco    49

Economic and Financial Analysis Life and pension plans

(1) Life/VGBL/PGBL/Traditional; and

(2) The third quarter of 2017 includes the latest data released by Susep (August/17).

Note: For comparison purposes, effects of non-recurring events are not considered.

Net income of the first nine months of 2017 was 11.4% higher compared with the results from the same period of previous year, influenced by the following factors: (i) 13.8% increase in revenue; (ii) reduction of 5.3 p.p. in claims ratio; partly offset by (iii) the decrease in the financial income, due to the behavior of the economic–financial indices in the period.

Net income for the third quarter of 2017 was 3.8% higher compared with the results of the previous quarter, influenced by: (i) the increase of 1.1% in income; (ii) the maintenance of the expense ratio; (iii) the improvement in financial income; and partly offset by (iv) the increase of 3.3 p.p. in the claims ratio.

In September 2017, technical provisions for Bradesco Vida e Previdência, stood at R$217.1 billion, made up of R$206.7 billion from "Pension Plans and VGBL" and R$10.4 billion from "Life, Personal Accidents and other lines", resulting in an increase of 13.6% in September 2016.

Growth of Participants and Life and Personal Accident Policyholders

In September 2017, the number of Bradesco Vida e Previdência customers exceeded the 2.8 million mark of “Pension Plans and VGBL” participants, and 32.4 million “Life and Personal Accident”	policyholders. Such expressive growth is fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

  50  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Health

R$ million (unless otherwise stated)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Net Income	94	86	154	180	108	57	208	247
Net Written Premiums	5,604	5,513	5,443	5,401	5,347	5,119	4,909	4,864
Technical Provisions	9,328	9,172	8,644	8,352	8,331	7,378	7,031	6,848
Claims Ratio (%)	89.8	95.8	91.3	88.7	92.7	94.2	87.5	85.7
Expense Ratio (%)	4.3	4.7	4.7	4.9	5.0	5.0	5.3	5.2
Combined Ratio (%)	101.8	103.4	101.7	100.6	103.6	104.2	99.6	99.7
Policyholders (in thousands)	3,786	3,863	3,970	4,112	4,210	4,246	4,394	4,444
Written Premiums Market Share (%) (1)	49.0	48.8	49.5	49.3	49.9	49.9	49.1	49.3

(1) The third quarter of 2017 includes the latest data released by ANS (August/17).
 Note: Considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

Net income of the first nine months of 2017 recorded a decrease of 10.5% compared with the results calculated in the same period of previous year mainly due to: (i) the increase of 0.7 p.p. in the claims ratio; (ii) increase in administrative expenses; (iii) the decrease in the financial income, due to the behavior of the economic–financial indices; and partially offset by: (iv) of increase of 7.7% in revenue.

Net income for the third quarter of 2017 increased by 9.3% in relation to the results calculated for the previous quarter, mainly due to: (i) the increase of 1.7% in revenue; (ii) the improvement of 6.0 p.p. in claims ratio; (iii) the improvement of 0.4 p.p. in expense ratio; (iv) the increase in equity results; partially offset by: (v) increase in administrative expenses; and (vi) decrease in the financial income, due to the behavior of the economic–financial indices in the period.

In September 2017, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 141 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 43 are Bradesco Saúde and Mediservice customers (source: Exame magazine - “Melhores e Maiores,” July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 3.7 million customers. The reduction observed throughout the periods is mainly due to the current economic scenario. The large share of corporate insurance in this portfolio (95.9% in September 2017) is proof of its high level of specialization and customization in providing group coverage plans.

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Economic and Financial Analysis Capitalization bonds

R$ million (unless otherwise stated)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Net Income	128	112	124	107	118	111	133	125
Capitalization Bond Income	1,582	1,563	1,446	1,516	1,579	1,425	1,343	1,369
Technical Provisions	7,420	7,357	7,431	7,502	7,469	6,725	6,820	6,893
Customers (in thousands)	2,966	3,012	3,064	3,011	3,135	2,995	3,076	3,190
Premium Income Market Share (%) (1)	30.6	30.8	30.0	27.8	28.0	27.1	27.5	25.6

 (1) The third quarter of 2017 includes the latest data released by Susep (August/17).

Net income of the first nine months of 2017 recorded an improvement of 0.6% compared with the results calculated in the same period of previous year primarily due to: (i) the growth of 5.6% in revenue; (ii) increase in operating income; compensated, in part: (iii) the increase in administrative expenses; and (iv) by the decrease in the financial income, due to the behavior of the economic-financial indices.

Net income for the third quarter of 2017 recorded an increase of 14.3% over the previous quarter basically due to: (i) the growth of 1.2% in revenue; (ii) increase in the financial income; (iii) increase in operating income; partially offset by: (iv) by the increase in administrative expenses.

In the first nine months of 2017, Bradesco Capitalização reached a 5.6% growth in revenue in relation to the same period of prior year, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its customers, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump sum or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the customers.

By combining a pioneering spirit and a strategic vision of the business, Bradesco Capitalização launched products geared toward social and environmental causes, where a portion of the funds raised is earmarked for projects having this purpose. In addition to making it possible for the customer to establish a financial reserve, the Capitalization Bonds with a social and environmental profile seek to make customers aware of the importance of this issue and allow them to participate on behalf of this noble and beneficial cause to society, as well as reshaping its products with the launch of the “Max Prêmios Bradesco” family products, offering monthly payment and single payments, ranging from R$20 (monthly) to R$5,000 (single).

Currently, Bradesco Capitalização maintains a partnership with the SOS Mata Atlântica Foundation (promotes conservation of the biological and cultural diversity of the Atlantic Forest Biome, stimulating social and environmental civic awareness and actions).

  52  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Automobile and Property & Casualty

(1) The second quarter of 2017 includes the latest data released by Susep (August/17).

Note: As of the first quarter of 2017, we are considering Bradesco Auto/RE only.

Net income of the first nine months of 2017 was 22.1% lower than the income recorded in the same period of previous year, due to: (i) increase in administrative expenses; (ii) the decrease in the financial income, due to the behavior of the economic–financial indices;(iii) the increase of 0.8 p.p. in the claims ratio; partially offset by: (iv) the increase of 0.4% in revenue; and (v) the downslide of expense ratio by 3.7 p.p.

Net income for the third quarter of 2017 recorded a decrease of 42.4% over the previous quarter primarily due to: (i) a decrease of 4.2% in revenue; (ii) the increase of 2.2 p.p. in the claims ratio; affected by increase in theft and robbery in Rio de Janeiro; (iii) increase in administrative expenses; (iv) the decrease in financial income, due to the behavior of the economic and financial indices; compensated, in part by: (v) the 0.7 p.p. downslide in the expense ratio.

Bradesco Auto/RE is present in 40 of the 100 largest groups in the country, as the insurance company of its equities and, to ensure the retention of customers, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

Mass market insurance is aimed at individuals, self-employed professionals, and small and medium-sized companies.

The insured fleet of the automobile insurance line remained stable, confirming the effectiveness of Bradesco Auto/RE retention strategies.

The simplified products of the residential and business lines stand out for the significant contribution to the results of Company.

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Economic and Financial Analysis Automobile and Property & Casualty

Assistência Dia e Noite Application

Evolution of the Assistência Dia e Noite app, with the implementation of the automobile claim monitoring functions, with the same view already existing on the Site do Segurado and on the Portal 100% Corretor.

Sinistro Auto Fácil

Continuing the improvements of the Auto Claim Online Monitoring, new features were implemented to upload pending documents for the regulation of the claim, with a list of these documents and a detailed description of the amount, via web. In addition, a notice of pending issues is sent via SMS, and an email is sent to the person responsible for opening the claim notice. There is also the expansion of the Auto Claim Online Monitoring, previously available only to Policyholders, Brokers and Third Parties, to the Advisory Firms, through the Advisory Firms’ website.

Renove Fácil

Initiative that aims to provide Brokers with the best experience in the process of auto insurance renewal. During this period, the following functionalities were implemented: notification to the broker, by e-mail, that there is a competing broker quoting his customer, and the pre-quotation of his renewals, imparting greater speed and convenience to the process.

Vistoria e Inspeção Bradesco

The project aims to become the process of conducting surveys and inspections of insurance risks of Automobile and Property & Casualty Insurance faster and more effective. In its evolution, it presented the implementation of inspection monitoring via the “Portal 100% Corretor,” online satisfaction survey, through which brokers can offer feedback on their experience and propose improvements. There was also development in the quality of the prior inspection scheduling process.

Serviço Anjo da Guarda(“Guardian Angel” Service)

The Serviço Anjo da Guarda (“Guardian Angel” Service) was launched in São Paulo state (São Paulo City, Greater Metropolitan Region, Baixada Santista region, and Campinas), which consists of sending a professional duly trained to contain emergency situations, provide assistance and keep the insured party company until the arrival of the wrecker in the event of a mechanical breakdown or an accident.

Central Única do Corretor (“Unified Broker Service Center”)

Creation of a single channel for assistance about doubts or problems relating to Bradesco Auto/RE systems, facilitating the daily routines of brokers.

Pare Bem Parking Facility - Curitiba Airport

Partnership with the Pare Bem parking facilities, at Curitiba Airport, to offer benefits and advantages to Bradesco Auto Insurance policyholders. By reserving a parking space through the website, the customer will have a 30% discount on the daily rate. Users will also have special services at their disposal at the location, such as “Quick Repair” and “Dry Car Wash,” also with a 30% discount.

In August, another unit of Bradesco Auto Center (BAC) was inaugurated, this time in the city of Londrina. The network activity of the automotive centers with 33 units throughout the entire country and offers policyholders access to a varied range of services in a single place.

In addition to these highlights, Bradesco Auto/RE climbed to second place in the insurance market ranking released by SUSEP, in the Auto/RCF lines of insurance. And it also won – for the eighth year in a row – the ranking of “Bradesco Seguro Residencial” as the “Right Choice” and “Best on the Market” by ProTeste magazine.

  54  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Fee and commission income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Card Income

In the first nine months of 2017, card income totaled R$8,076 million, an increase of 6.6% or R$500 million over the same period of previous year, mainly due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period; partially influenced by the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

In the third quarter of 2017, income from card income totaled R$2,789 million, up 5.2%, or R$139 million, in comparison with the previous quarter, due to: (i) of the increase in the transacted financial volume; and (ii) of the greater number of transactions carried out; both influenced in part by the higher number of business days in the quarter.

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Economic and Financial Analysis Fee and commission income

Checking Account

Checking account revenues totaled R$4,931 million in the first nine months of 2017 and R$1,679 million in the third quarter of 2017, increasing by 12.3%, or R$542 million, compared to the same period of previous year and 1.7%, or R$28 million, compared to the second quarter of 2017, mainly stemming from: (i) the expansion of the portfolio of services rendered; and (ii) the increase in the volume of business. Note in the annual comparison, the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Asset Management

In the comparison between the first nine months of 2017 and the same period of previous year, the income from asset management had an increase of 24.5% or R$548 million, a reflection, in large part, of the following: (i) increase in the volume of funds raised and managed, which grew 11.8% over the period, investments in variable income funds being notable, that increased 32.1%; and (ii) the consolidation of HSBC Brasil as of the third quarter of 2016.

In the third quarter of 2017, asset management income totaled R$977 million, an increase of 8.8% or R$79 million, compared with the previous quarter, due to a best performance attained, as well as the higher number of business days in the quarter.

  56  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Fee and commission income

Loan Operations

In the comparison between the first nine months of 2017 and same period of previous year, a 4.2% increase or R$90 million was mainly due to one of the highest income from sureties and guarantees, which increased 10.1% in the period.

In the third quarter of 2017, revenues from loan operations totaled R$718 million, showing a decrease of 7.2% or R$56 million in relation to prior quarter, mainly due to the lower demand for loan products in the period.

Cash Management Solutions (Payments and Collection)

In the first nine months of 2017, revenues from collections and payments totaled R$1,763 million, an increase of 11.6% or R$183 million over the same period of previous year, due to: (i) the increase in the volume of documents processed, from 1,772 million in the first nine months of 2016 to 2,040 million in the first nine months of 2017; and (ii) the effect of the consolidation of HSBC Brasil, which took place in the third quarter of 2016.

In the third quarter of 2017, payment and collections income totaled R$601 million, an increase of 4.3% or R$25 million, compared to the previous quarter, reflecting the increase in the volume of documents processed.

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Economic and Financial Analysis Fee and commission income

Consortium Management

In the first nine months of 2017, income from consortium management totaled R$1,137 million, an increase of 24.3%, or R$222 million compared with the same period of previous year, resulting from the increase: (i) the receipt of bids; (ii) average ticket; and (iii) billing of sales, ranging from 1,288 thousand active quotas, in September 2016, to 1,395 thousand active quotas in September 2017, generating an increase of 107 thousand net quotas.

In the third quarter of 2017, income from consortium management increased by 3.2% or R$12 million, compared with the previous quarter, which had 1,395 thousand active quotas, increase of 11 thousand quotas in the period, ensuring a leading position of Bradesco Consórcios in all the sectors in which it operates (real estate, auto and trucks/machinery and equipment).

Custody and Brokerage Services

In the comparison between the first nine months of 2017 and the same period of the previous year, revenues from custody and brokerage services increased by 24.9%, or R$130 million, due to the increase in total assets under custody, in the amount of R$216 billion.

In the third quarter of 2017, revenues had an increase of 7.0% or R$15 million, in relation to the previous quarter, largely due to: (i) the higher volumes traded on B3; and (ii) increase of R$104 billion in the assets under custody.

Underwriting/Financial Advisory Services

Revenue from underwriting / financial advisory services totaled R$556 million in the first nine months of 2017 and R$222 million in the third quarter of 2017, an increase of 8.4% or R$43 million compared to the same period of previous year, and 44.2% or R$68 million compared to the second quarter of 2017, mainly due to the greater activity of the capital markets in the period.

It is important to note that variations recorded in these revenues derive from the capital market’s volatile performance.

58   Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Personnel and Administrative expenses

In the first nine months of 2017, personnel and administrative expenses totaled R$29,404 million, an increase of 11.8%, or R$3,115 million, in relation to the same period of the year, partially impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Taking into account consolidated "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, the total amount of personnel and administrative expenses would have reflected a decrease of 3.1% in the comparison between the first nine months of 2017 and 2016, even considering the salary adjustments and the contractual adjustments.

In the third quarter of 2017, Personnel and Administrative Expenses totaled R$9,863 million, having remained stable compared to the previous quarter.

Personnel Expenses

In the comparison between the first nine months of 2017 and same period of previous year, a 16.4% increase or R$2,056 million, in personnel expenses, is explained by changes in: (i) the “structural” portion, which increased 18.9% or R$1,917 million, due to the increase in expenses with payroll, social charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016/2017 collective bargaining agreement; and (ii) the "non-structural"

portion, which increased 5.7%, or R$139 million, partially due to higher expenses with (a) provision for labor claims in the amount of R$95 million and (b) employment termination costs in the amount of R$30 million. Taking into account "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, the amount of personnel expenses would show an increase of 1.4%, under the increase in higher salaries, in accordance with the 2016/2017 collective bargaining agreement.

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Economic and Financial Analysis Personnel and Administrative expenses

Personnel Expenses

In the third quarter of 2017, personnel expenses totaled R$4,833 million, a reduction of 2.7%, or R$134 million, compared to the previous quarter, reflecting the partial effects of the Special Voluntary Severance Program Scheme (PDVE), participation in which ended at the end of August 2017, being partially compensated by the increase in salary levels, according to the 2017 collective bargaining agreement.

Administrative Expenses

In the comparison between the first nine months of 2017 and the same period of previous year, administrative expenses increased 7.7%, or R$1,059 million, reflecting: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments. Taking into account consolidated "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, the amount of administrative expenses would have reflected a decrease of 7.2% in the first nine months of 2017 and same period of previous year comparison.

It should be noted that the expenses recorded during the first nine months of 2017 already show the effects of the synergies and gains of scale resulting from the merger of HSBC Brasil activities in October 2016, specially when comparing the third quarter of 2017 with the third quarter of 2016 and there is a reduction of 5.8%.

Administrative expenses amounted to R$5,030 million in the third quarter of 2017, up 2.7%, or R$132 million, in comparison with the previous quarter, due to: (i) an increase in turnover and services concentrated in the period, which resulted in higher expenses on (a) outsourced services in the amount of R$43 million, (b) communication in the amount of R$28 million, and (c) data processing in the amount of R$18 million; and (ii) the higher expenses on advertising and marketing, in the amount of R$61 million, are mainly related to the “Pra frente” campaign.

Operating Coverage Ratio (1)

In the third quarter of 2017, the accumulated coverage ratio in the last twelve months was 75.9%, improving 1.6 p.p. compared to the previous quarter.

The maintenance of this indicator at high levels is mainly due to: (i) ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; among which we highlight partial effects of the synergies and scale gains during the first nine months of 2017 compared to the previous year, from the merger of HSBC Brasil, and (b) investments in Information Technology (IT), which totaled R$4.215 billion in the first nine months of 2017; and (ii) measures applied to increase the offer of products and services available to the entire customer base. It is also noteworthy that, for this year, we will obtain the partial effects of the Special Voluntary Severance Program Scheme (PDVE).

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

  60  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Tax Expenses

In the comparison between the first nine months of 2017 and the same period in the previous year, tax expenses increased 19.4%, or R$841 million, reflecting the increase in taxable revenues in the period, mainly from fee and commission income.

In the third quarter of 2017, tax expenses totaled R$1,696 million, showing a decrease of 1.3%, or R$22 million, from the previous quarter, partially due to lower net interest income.

Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries

Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries decreased, both in the comparison between the first nine months of 2017 and the same period of the previous year, the reduction of which was 4.7% or R$8 million, and compared to the third quarter of 2017 and the previous quarter, recording a reduction of 32.3%, or R$20 million, mainly reflecting the results obtained with the affiliates “IRB - Brasil Resseguros,” “Tecban – Tecnologia Bancária” and “Fleury S.A.”

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Economic and Financial Analysis Additional Information – HSBC Brasil Historical Series

Adjusted Statement of Financial Position

R$ million	Sept16	"Pro-forma"						
		June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Assets								
Current and Long-Term Assets	**159,475**	**160,488**	**183,933**	**184,832**	**189,626**	**188,804**	**198,373**	**178,548**
Funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allow ance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	**1,719**	**2,595**	**2,884**	**3,158**	**2,457**	**3,578**	**3,709**	**3,798**
Investments	44	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**
Liabilities								
Current and Long-Term Liabilities	**153,392**	**153,920**	**177,424**	**178,511**	**182,077**	**181,967**	**191,775**	**171,928**
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrow ings and Onlendings	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	**6**	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	**20**	18	17	17	16	15	17	20
Shareholder's Equity (1)	**7,776**	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

  62  Economic and Financial Analysis Report - September 2017

Economic and Financial Analysis Additional Information – Comparison of September 2017 and 2016 “Pro-forma”

From the third quarter of 2016, HSBC Brasil has been consolidated into our financial statements, and in order to provide comparability of assets/liabilities and income compared regarding September 2017 and 2016, below we present pro forma consolidated financial information, i.e., the combined income of Bradesco and HSBC Brasil for the year 2016. This pro forma consolidated financial information includes all income statement items from HSBC Brasil, and the income of HSBC Brasil not computed to Bradesco is included under the heading “non-controlling interests/others”, referring to periods prior to the actual acquisition, given that the proposal is to retroactively demonstrate the effect of a transaction that occurred at a later date, and thus, we stress that the data was provided for mere illustrative purposes.

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

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Economic and Financial Analysis Personnel and Administrative expenses

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  64  Economic and Financial Analysis Report - September 2017

Return to shareholders Corporate Governance

Bradesco’s Management is made up of the Board of Directors, currently comprised of seven directors, and its Board of Executive Officers, both with their own regulations, with the accumulation of positions of the Chairman of the Board of Directors and Chief Executive Officer, due to the succession process in October 10, 2017, which shall last until the first meeting of the Board to be held after the 2018 Annual General Meeting, when the Company’s new Chief Executive Officer will be elected, in order to comply with the provisions of the Articles of Association, Article 7, § 1, regarding the non-cumulativeness of positions.

Eight committees advise the Board of Directors, namely: (i) Audit, (ii) Remuneration (statutory), (iii) Ethical Conduct, (iv) Risks, (v) Internal Controls and Compliance, (vi) Integrated Management of Risks and Allocation of Capital, (vii) Sustainability and (viii) Succession and Appointment (non-statutory). Several executive committees assist the activities of the Board of Executive Officers, all of which are regulated by their own regulations. The Fiscal Council, the permanent supervisory body, is composed of five permanent members and their respective alternates. Two permanent members and their deputy members are appointed by the minority preferred shareholders and by non-controlling shareholders holding common shares. In addition to the Fiscal Council, Bradesco has the Audit Committee and the Internal Audit, subordinated to the Board of Directors.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of B3, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

In compliance with best corporate governance practices, the Bradesco Organization adopts its own integrity program, comprised of a set of policies, standards and procedures aimed at preventing, monitoring, detecting and responding to harmful acts provided for in Law 12,846/13 and in international legislation, especially the Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance

Senior Management and all employees are committed to complying with laws and regulations applicable to their activities, and to conduct business observing high standards of conduct and ethics. There are policies, standards, processes and systems in force for monitoring conduct, complaint handling channels and mechanisms, as well as an area designated to respond for the entire program aiming to ensure these commitments.

Such components are backed by Committees linked to the Board of Directors, such as the Ethical Conduct, Integrated Management of Risks and Allocation of Capital, Internal Controls and Compliance, and supported by training actions developed by UniBrad – Bradesco Corporate University for all professionals, covering the issues of Conduct, Controls and Compliance.

66   Economic and Financial Analysis Report – September 2017

Return to shareholders Investor Relations area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the third quarter of 2017, there were 80 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 421 investors. It also held two teleconferences of results to institutional investors.

During the period, Bradesco APIMEC meetings took place in the cities of Rio de Janeiro, São Paulo and Porto Alegre, with a total of 473 attendees. The São Paulo event featured a live webcast, where 3,170 internet users participated. At these events, Bradesco’s main numbers, strategies and perspectives were presented.

Sustainability

Dow Jones Sustainability Index (DJSI)

For the 11th consecutive year, the Bradesco Organization was selected to join the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, and was re-included in the Sustainability World portfolio.

The DJSI consists of shares of listed companies that adopt best practices in corporate sustainability. It is recognized by the capital market as a benchmark by highlighting companies that adopt strategies and actions geared toward maintaining the ability to create value for stakeholders in the long term.

This year, the evaluation of the Bradesco Organization showed improvement in general performance, with an emphasis on the Social Report, Anticrime Policies, Financial Stability and Systemic Risk, Business Risks and Opportunities, Citizenship and Philanthropy, and Financial Inclusion, in which the Bank attained the highest score.

These results demonstrate Bradesco’s constant commitment to the principles that guide corporate sustainability, such as ethical and transparent conduct in all its activities, effectiveness of the risk management process, and adoption of actions that consider the impacts of Bradesco’s activities and contribute to the development of the business and of society.

Bradesco Shares

Number of Shares – Common and Preferred Shares

Note: All periods presented, for comparison purposes, include effect of bonus of shares.

In September 2017, Bradesco’s capital stood at R$59.1 billion, composed of 6,108,962 thousand shares, made up of 3,054,481 thousand common shares and 3,054,481 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of the voting capital and 24.3% of the total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A..

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Return to shareholders Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

In September 2017, Bradesco had 357,564 shareholders, 356,264 residing in Brazil, representing 99.6% of the total number of shareholders holding 65.5% of its capital.	The amount of shareholders domiciled abroad was 1,300, representing 0.4% of the number of shareholders with 34.5% of its capital.

Daily Average Trading Volume of Shares
During the first nine months of 2017, the average daily trading volume of our shares reached R$691	million, 1.8% lower than the previous year, being 2.3% lower on the NYSE, and 1.4% lower in B3.

(1)   BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2)   BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

  68  Economic and Financial Analysis Report - September 2017

Return to shareholders Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on Shareholders’ Equity), compared to the Ibovespa. If, in late December 2007, R$100 were invested in

Bradesco’s shares, they would be worth approximately R$260 at the end of September 2017, which is an appreciation 2.2x higher compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

(1)   Adjusted for corporate events in the periods; and

(2)   Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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Return to shareholders Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4).	In October 2017, we analyzed ten reports prepared by these analysts. Their recommendations and general consensus on the target price for September 2018 can be found below:

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares.	Such information is available at: bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In September 2017, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$208.3	billion, an increase of 29.8% compared with September 2016, and in the same period, Ibovespa had an increase of 27.3%.

  70 Economic and Financial Analysis Report - September 2017

Return to shareholders Main Indicators

Price/Earnings Ratio (1):

Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price to Book Ratio:

Indicates the multiple by which Bradesco’s market capitalization exceeds its shareholders’ equity.

Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

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Return to shareholders Dividends/Interest on Shareholders’ Equity – JCP

In the first nine months of 2017, R$4,597 million was assigned to shareholders as interest on shareholders’ equity (JCP). The total JCP assigned to shareholders accounted for 46.5% of	the net income for the 12-month period and, considering income tax deduction and JCP allocations, it was equivalent to 39.5% of the net income.

(1)   In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on B3 in terms of liquidity), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Sustainability Index (DJSI), in the Dow Jones Sustainability World and Emerging Markets portfolios and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

(1)      Represents Bradesco shares’ weight on Brazil’s main stock indexes.

72   Economic and Financial Analysis Report – September 2017

________ Additional information Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

Sept17	June17	Sept16
Banks – Source: Brazilian Central Bank (Bacen)			
Demand Deposits	N/A	11.0	10.6
Savings Deposits	N/A	14.0	14.3
Time Deposits	N/A	11.4	11.1
Loan Operations	11.1	11.1	11.5
Loan Operations - Private Institutions	24.8	25.2	26.5
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.6	13.5	14.0
Payroll-Deductible Loans	13.9	13.7	13.3
Number of Branches	23.1	23.8	23.9
Banks – Source: Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	30.9	30.4	30.0
Banks – Source: Anbima			
Investment Funds and Managed Portfolios	21.6	21.5	22.5
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.7 (1)	26.0	24.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.8 (1)	25.1	24.4
Life/Personal Accident Insurance Premiums	20.7 (1)	20.8	19.3
Auto/P&C Insurance Premiums	9.2 (1)	9.3	9.4
Auto/Optional Third-Party Liability Insurance Premiums	12.5 (1)	12.3	12.2
Health Insurance Premiums	49.0 (1)	48.8	49.9
Income from Pension Plan Contributions (excluding VGBL)	34.8 (1)	35.2	30.0
Capitalization Bond Income	30.6 (1)	30.8	28.0
Technical provisions for insurance, pension plans and capitalization bonds	27.1 (1)	27.3	28.1
Income from VGBL Premiums	25.6 (1)	26.1	24.9
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	30.9 (1)	31.4	24.7
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)			
Pension Plan Investment Portfolios (including VGBL)	28.4 (1)	28.8	28.1
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	18.3	21.7
Consortia – Source: Bacen			
Real Estate	29.6 (1)	29.5	30.2
Auto	32.0 (1)	31.6	29.8
Trucks, Tractors and Agricultural Implements	16.0 (1)	16.3	19.7
International Area – Source: Bacen			
Export Market	21.8	21.3	20.1
Import Market	21.4	20.5	20.7

(1)   Reference date: August/17.

N/A – Not available.

_74   Economic and Financial Analysis Report – September 2017

________ Additional information Market Share of Products and Services

Ratings

(1)    In August 2017, there was an implementation in the ratings on a national scale, leading to a short-term national rating upgrade from “brA-1” to “brA-1+”.

Reserve Requirements

(1)     Collected in cash and not remunerated;

(2)     At Bradesco, reserve requirements are applied to Rural Loans;

(3)     Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;

(4)     Collected in cash with the Selic rate; and

(5)       As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there will be no additional rate.

Bradesco 75_

________ Additional information Investments in Infrastructure, Information Technology and Telecommunications

Bradesco, always seeking to enhance the customer experience using new technologies, marked the period with major projects and releases, of which we highlight the following:

•       open to the market in June, the new digital platform Bradesco – Next – ushers in an innovative business model, which aims to relate to customers who seek different ways to manage their own money. To open an account on Next, simply download the app from the App Store or Google Play. The whole process of opening the account is digital, without the need to go to a branch. Next customers can use debit and credit card at Bradesco ATMs, the Banco24Horas network, and retail establishments. Currently, more than 150,000 people have requested an invitation to start the opening of account process;

•       the Virtual Credit Card was launched, which allows users to request a temporary number associated with their physical card to use in their online purchases even more securely. The feature is available on the “Bradesco Cartões” app for ELO-card flag customers;

•       a new version of the “Bradesco Agronegócio” app, with unique solutions such as the agricultural calendar, production cost simulator, and the exchange ratio simulator. All this with a simple and intuitive look, assisting the daily lives of rural entrepreneurs;

•       BIA (Bradesco Artificial Intelligence) has been expanded and now serves customers directly by phone, answering questions about the bank’s products and services quickly and interactively. The solution, based on artificial intelligence, is available on “Bradesco Celular”, “Exclusive” and “Prime” apps;

•       the offering and contracting of payroll loans, in the public, private and INSS modalities, which was already available through the channels Bradesco Expresso, Bradesco Celular, cash terminal and ATM, is now also available in Internet Banking and at Banco24Horas terminals. Aside from contracting the loan, customers can request refinancing of installments for a previously contracted payroll loan. The option on these channels is integrated with Net Empresa, thus the company’s Human Resources department is notified in order to register the loan. The entire process is online, with no need to exchange files;

•       in the insurance segment, you can track the status of requests for medical procedures through the Bradesco Seguros app and the websites “segurado” and “concierge;” and

•       our constant and countless investments in technology and innovation result in recognition:

•         yet again, Bradesco was featured at the Tech Project of the Year Awards presented by UK-based The Banker magazine, dedicated to the financial market since 1926 and present in more than 180 countries. The Organization was the winner in the Cyber Security category for the case “Using Big Data Technology to Prevent Attacks Against ATM,” which uses big data to identify potential cyber-attacks; and

•         another international achievement was winning first place in the Best Data Center Enterprise category, at the DCD Awards – Latin America, focusing on innovations in installations of mechanical and electrical systems.

As a necessary condition for its continuous growth, Bradesco invested, in the first nine months of 2017, a total of R$4,215 million in Infrastructure, Information Technology and Telecommunications.

_76   Economic and Financial Analysis Report – September 2017

________ Additional information Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages us to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

The risk management activity structure has policies, standards and procedures, ensuring that the Organization maintains control compatible with the nature of its operations and the complexity of its products, services, activities, processes and systems, as well as the extent of its exposure to risk. It is also composed of committees, commissions and departments that support the Board of Executive Officers and the Board of Directors in decision making. We highlight the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and the Risk Committee, whose purpose is to assist the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on the risk management process, Reference Equity, as well as Bradesco’s risk exposure, can be found in the Risk Management Report - Pillar 3, available on the Investor Relations website: bradescori.com.br.

Bradesco 77_

________ Additional information Capital Management

Bradesco has a department responsible for capital management centralization, named Capital Management, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

Additionally, this Governance is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco. In addition to the Committee structure, on an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management (ICAAP) Recovery Plan structure, a Capital Adequacy Assessment Internal Process (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress and extreme crisis scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: www.bradescori.com.br.

_78   Economic and Financial Analysis Report – September 2017

________ Additional information Basel Ratio

In September 2017, the Reference Equity of the Prudential Conglomerate reached R$106,682 million, as compared to risk-weighted assets of R$604,581 million. The Basel Ratio increased 1.0 p.p., from 16.7% in June 2017 to 17.7% in September 2017, Tier I Capital ratio reached 13.4% in September 2017, an increase of 0.9 p.p.

in relation to June 2017 mainly due to: (i) the increase in Shareholders’ Equity, due to (a) the increase in income in the quarter and (b) the mark-to-market positive effect of available-for-sale securities; and (ii) by the reduction of weighted assets.

Bradesco 79_

________ Additional information Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. With the update presented by CNSP Resolution No. 343/16, the Adjusted Shareholders’ Equity is valued economically, and should be calculated based on shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2017 was R$10.3 billion.

_80   Economic and Financial Analysis Report – September 2017

________ Independent Auditors' Report Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

To
Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of September 30, 2017 and for the three and nine month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for Preparing the Supplementary Accounting Information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for Preparing the Supplementary Accounting Information” paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

_82   Economic and Financial Analysis Report – September 2017

________ Independent Auditors' Report Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of September 30, 2017 and for the three and nine month period then ended has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2017 intermediate consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented accurately, in all material respects, in accordance with the information referred to in the “Criteria for Preparing the Supplementary Accounting Information” paragraph.

Osasco, October 31, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco 83_

________ Independent Auditors' Report

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_84   Economic and Financial Analysis Report – September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Message to Shareholders

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on September 30, 2017, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

During the third quarter, the economic indicators surprised positively, signaling a consistent, but moderate, growth in the Brazilian economy. GDP is expected to increase 0.9% this year, largely fueled by household consumption. Despite the economic activity surprise, the inflation trajectory remains contained, allowing the continuity of the interest rate reduction cycle. The fiscal adjustment remains the greatest challenge, but the current government has made some advances that improved the perception of Country risk. In the international scenario, the environment remained favorable, confirming a robust growth without inflationary pressures.

Among the events that marked the quarter within the Organization, we highlight the fact that, after 75 years of dedicated and flawless work, Mr. Lázaro de Mello Brandão presented his letter of resignation to the position of Chairman of Bradesco’s Board of Directors as of October 10, 2017, remaining as the Chairman of the Board of the Bank's parent companies. Mr. Luiz Carlos Trabuco Cappi, Chief Executive Officer, was appointed to replace him, holding both positions until the first meeting of the Board to be held after the Annual Shareholders’ Meeting scheduled for March 2018, when the new Chief Executive Officer of the company will be elected. Mr. Carlos Alberto Rodrigues Guilherme, member since 2009, was appointed as the Vice-Chairman of the Board of Directors.

It is also worth highlighting that Bradesco was again selected to join the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability World and Emerging Markets portfolios. With improvement in general performance, with an emphasis on the “Social Report”, “Anticrime Policies”, “Financial Stability” and “Systemic Risk”, “Business Risks and Opportunities”, “Citizenship and Philanthropy”, and “Financial Inclusion”, in which the Bank attained the highest score.

In the period from January 1 to September 30, 2017, Bradesco recorded Net Income of R$10.866 billion, equivalent to R$1.79 per share and a profitability of 13.9% over the average Shareholders' Equity. The annualized return on Average Total Assets was 1.2%.

A gross interest on shareholders’ equity, of R$4.597 billion were allocated to shareholders in the period, of which R$2.054 billion were paid monthly and intermediary and R$2.543 billion were provisioned.

In the first nine months of the year, taxes and contributions, including social security, paid or provisioned, totaled R$26.496 billion and R$10.942 billion was related to taxes withheld and collected from third parties, and R$15.554 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 143.1% of the Net Income.

Unrealized capital stock at the end of the quarter totaled R$59.100 billion. Added to the Equity Reserves of R$51.201 billion, it resulted in a Shareholders' Equity of R$110.301 billion, a 11.9% increase over the same period of 2016, corresponding to a book value per share of R$18.13.

Calculated based on quotation of its shares, the Market Capitalization of Bradesco, as of September 30, 2017, reached R$208.250 billion, equivalent to 1.9 times the Shareholders’ Equity and a 29.8% growth as of September 30, 2016.

Managed Shareholders' Equity, representing 9.1% of Total Assets, reached R$110.855 billion, recording growth of 12.0% over September 2016.  Thus, the solvency index was 17.7%, higher than the minimum of 10.8% regulated by Resolution no. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the quarter, the immobilization index in relation to the Reference Equity reached 38.9% in the Prudential Conglomerate, within the maximum limit of 50%.

Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held-to-maturity securities”, in compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01.

The total resources funded and managed by Bradesco Organization as of September 30, 2017 totaled R$1.899 trillion, 6.3% higher than the same period of previous year, as follows:

R$506.174    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$820.682    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 11.8% increase;

86                 Economic and Financial Analysis Report - September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Message to Shareholders

R$298.742    billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

R$239.287    billion in Technical Provisions for Insurance, Pension Plans and capitalization bonds, up by 12.0%; and

R$34.453     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$10.875 billion.

In the expanded concept, loan operations recorded a balance of R$486.864 billion at the end of the period, including the following:

R$112.390    billion in Consumer Financing, which includes R$22.253 billion in credits receivable from Credit Cards and R$42.551 billion in Payroll-Deductible Loans;

R$72.511     billion in Sureties and Guarantees;

R$24.389     billion referring to internal and external onlending operations, originating mainly from Brazilian Development Bank (BNDES), standing out as one of the main onlending agents;

R$2.266       billion in Leasing;

R$20.629     billion in Rural Area businesses;

R$10.024     billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$14.253 billion; and

US$ 1.864    billion in Import Finance in Foreign Currencies.

In September, Bradesco Organization maintains, in September, funds totaling R$51.506 billion in Real Estate Credit for the construction and acquisition of own homes, comprising 168,062 properties.

The consolidated balance of allowance for loan losses amounted to R$36.476 billion, equivalent to 9.9% of the total volume of loan operations, with an excess provision of R$6.911 billion in relation to the minimum required by the Brazilian Central Bank.

Engaged in Investment bank of the Organization, Bradesco BBI advises clients in primary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the period from January to September 2017, Bradesco carried out transactions totaling R$218.958 billion.

BRAM – Bradesco Asset Management, the country's largest private investment fund manager, offers differentiated investment solutions tailored to all customer profiles, ensuring the highest standard of service quality. Its customers include the main segments of Bradesco, Grupo Bradesco Seguros, Institutional Investors, in Brazil and abroad, and several Family Offices. In the first nine months, it accumulated R$653.715 billion in assets under its management.

Operating in the capital market in the provision of Investment Fund Management services, BEM – Distribuidora de Títulos e Valores Mobiliários recorded R$215.168 billion for the period, distributed among 1,809 Investment Funds, totaling 41,819 investors.

On September 30, 2017, Grupo Bradesco Seguros, with outstanding market position in the Insurance, Capitalization Bonds and Pension Plans segments, recorded Net Income of R$4.127 billion and Shareholders' Equity of R$31.901 billion. Net written premiums of insurance, pension plan contributions and capitalization bond income totaled R$55.097 billion, an increase of 9.8% compared to the same period of previous year.

Bradesco Consórcios, the leader in real estate, auto and trucks, machinery and equipment segments, sold 338,363 new quotas from January to September 2017, resulting in more than 1.395 million active quotas of consortium members, with accumulated revenues of R$65.206 billion.

The Service Network of the Bradesco Organization, present throughout the national territory and in some strategic localities abroad, at the end of the period, consisted of 60,807 service points, as follows:

8,753      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco – 4,839, Banco Bradesco Financiamentos – 2, Banco Bradesco BBI – 1, Banco Bradesco Cartões - 1, Banco Bradesco BERJ - 1, Banco Alvorada - 1; and PAs - 3,908);

3             Branches abroad, with one Bradesco in New York, one Bradesco in Grand

Bradesco    87

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Message to Shareholders

Cayman and one subsidiary Banco Bradesco Europa in London;

9             Overseas Subsidiaries (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman, and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco);

1,033      Correspondents of Bradesco Promotora, in the segment of consigned credit;

39,062     Bradesco Expresso service points;

980         In-company electronic service branches;

63           Losango service points;

64           External Terminals in the Bradesco Network; and

10,840     ATMs in the Banco24Horas Network, with 33 terminals shared by both networks.

At the same time, there were 35,854 Bradesco self-service machines, strategically distributed throughout the country, of which 35,357 in operation, including weekends and holidays, besides 21,006 ATMs from Banco24Horas Network. It also had, in the vehicles segment, the presence of Bradesco Financiamentos at 12,601 points of resale.

Through the Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil and Social Networks, clients have access to the Bank's several products and services, at any place and time, with convenience, practicality and security.

For customers with a profile of relationship primarily digital from the Exclusive and Prime segments, the Bank currently has two large Digital Platforms, where the service is rendered without the need to go to the physical branches. It also offers the Digital Branch Bradesco Private Bank, directed to the Private public, enabling clients to centralize their checking account and investments in a single place.

The Investor clients have at their disposal the Financial Consulting and Management service with assistance through the Asset Management Platform, comprised by highly qualified professionals with the best certifications in the Brazilian market. The clients are served, at the national scope, via telephone or online chat, allowing operations and advisory services related to Investments, Private Pension and Brokerage.

“next”, an autonomous digital platform, complements the Customer Service Network and reinforces the technological pioneering present in the Organization. Available to the connected public, it enables, through a mobile APP, opening a current account, to make transactions, investments, credit card, among other services. Thus, it provides integrated solutions that offer the user the freedom to do his/her financial management in a spontaneous way and, with its tools, helps to reach goals such as saving money for vacations and/or for purchasing goods and controlling expenses. If necessary, the customer is served by an online, 24 hours a day, including weekends, and by social networks. Also, during the week, it offers telephone service by contacting the “next” branch. For withdrawals, consultations and other services, it is supported by the Retail Branches, Bradesco’s ATMs and the Banco24Horas network.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization states that, in the period from January to September 2017, did not contract services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors comprised pre-agreed procedures or assurance for review of financial information, draws and review. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

In compliance with best corporate governance practices, the Bradesco Organization adopts its own integrity program, comprised of a set of policies, standards and procedures aimed at preventing, monitoring, detecting and responding to harmful acts provided for in Law 12,846/13 and in international legislation, especially the Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

The Bradesco Organization in the scope of Human Capital, offers the People and Business Management model aiming at the equitable valorization of all professionals. It emphasizes, every year, the evolution of the continuing education programs through UniBrad – Bradesco Corporate University, keeping its purpose of promoting and improving the training and development of its employees, aiming at their qualification for new challenges and permanent harmony with the market,

88                 Economic and Financial Analysis Report - September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Message to Shareholders

increasingly demanding and competitive. It also encourages and empowers the innovative thinking of each employee and enhances the value of experience and relationship with the customer. Thus, in the period from January to September 2017, 2,125 courses were taught, with 659,783 participants. The assistance benefits, aimed at ensuring the well-being, improving the quality of life and safety of employees and their dependents, comprised 240,693 people.

On July 13, 2017, the Bank launched the Special Voluntary Retirement Plan (PDVE), in which employees who fulfilled the requirements of the regulation were able to submit their interest in taking part in the program until the end of August. The implementation of the Plan, covering 7.4 thousand employees, was carried out aiming to maintain the high standard of service quality and of services provided to customers and users.

Through Fundação Bradesco, which maintains 40 own Schools installed mainly in regions of high socio-economic deprivation, in all the Brazilian states and Federal District, the Organization shows that the social actions are its main focus. For 2017, its budget is estimated at R$625.944 million, of which R$554.505 million is destined to the costing of Activities Expenses and R$71.439 million to investments in Infrastructure and Educational Technology, which will allow it to offer free and quality education to: a) 104.2 thousand students enrolled in its schools at Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 630 thousand students who must complete at least one of the several courses offered in their programming, in the modality of distance learning (EaD), through its e-Learning portal, and c) 15,040 people who will benefit through partnership projects and initiatives, including the Educa+Ação program and Technology courses. The more than 43 thousand students in Basic Education also receive free meals, medical-dental assistance, school material and uniforms.

The Bradesco Sports and Education Program has Training and Specialist Centers in the Municipality of Osasco, São Paulo, to support the development of children and teenagers through the teaching of women's volleyball and basketball. The activities are held in their own Sports Development Center, in all Fundação Bradesco’s schools, in Municipal and State Sports Centers, private schools in an Unified Center of Arts and Sports - CEU and in a leisure club. Annually, two thousand girls take part, from 8 years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

In the quarter, the Bradesco Organization received important recognitions, of which the following stand out:

•           Winner of the “Empresas Mais” award, in the “Banks” category, third edition of Estado de S. Paulo newspaper award, in partnership with Fundação Instituto de Administração - FIA and Austin Rating;

•           The Bank leads in market value in July, presenting the best result among 22 banks in Latin America and the United States, and also the most appreciated common share (BBDC3) in the month, according to a study conducted by the consultancy firm Economatica;

•           Winner in the “As Melhores da Dinheiro 2017” guide, of IstoÉ Dinheiro - Editora Três Magazine, in the category “Corporate Governance.” Bradesco Vida e Previdência was elected the best company in the industry;

•           Banco Bradesco was featured at the “Tech Projects of the Year Awards 2017,” in The Banker magazine, winning in the “Cyber Security” category, with the case “Using Big Data Technology to Prevent Attacks Against ATM,” which shows the use of Big Data to identify, in real time, possible attacks on ATMs;

•           Bradesco Organization is highlighted in the Conarec 2017 Award, granted by the National Congress for the Company-Customer Relationships, being recognized as the Best Company in the Banking category. The Grupo Bradesco Seguros won the award in the categories: “Insurance,” “Health,” and “Pension Plans,” and “Capitalization Bonds”;

•           Bradesco BBI won the triple crown and became the only Brazilian bank to win three of the sector’s top international awards two years in a row, namely: The Most Innovative Investment Banking Latin America by The Banker magazine, edited by the Financial Times; The Best Investment Bank Brazil, by Global Finance; and Brazil’s Best Investment, by Euromoney;

•           Grupo Bradesco Seguros is the leader among the “Melhores & Maiores” yearbook published by the Exame magazine for the eighth consecutive year, being among the largest companies in the insurance industry in Brazil. The Group was highlighted with Bradesco Saúde, Bradesco Vida e Previdência and Bradesco Auto/RE; and

Bradesco    89

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Message to Shareholders

•           Bradesco Seguros leads the “Valor 1000” yearbook, edited by Valor Econômico newspaper.

The results achieved so far highlight the Organization's outstanding position and the optimism and willingness to exceed expectations, increasing the effectiveness and quality of products and services to better serve the customers. For the success achieved, we are grateful for the support and confidence of our shareholders and customers, and the dedication and effort of our employees and other collaborators.

Cidade de Deus, October 31, 2017. Board of Directors and Board of Executive Officers

90                 Economic and Financial Analysis Report - September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousand of Reais

Assets	2017	2016
Current	802,260,657	755,750,263
Cash and due from banks (Note 5)	16,706,203	13,307,857
Interbank investments (Notes 3d and 6)	177,510,639	176,269,003
Securities purchased under agreements to resell	171,533,177	163,773,272
Interbank investments	5,985,238	12,509,374
Allowance for losses	(7,776)	(13,643)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	311,329,816	268,963,797
Own portfolio	255,322,002	230,793,718
Subject to repurchase agreements	22,471,384	5,153,584
Derivative financial instruments (Notes 3f, 7d II and 31b)	15,987,356	14,759,802
Given in guarantee to the Brazilian Central Bank	1,767	550,915
Given in guarantee	16,912,075	12,639,623
Securities under resale agreements with free movement	635,232	5,066,155
Interbank accounts	69,239,028	63,849,492
Unsettled payments and receipts	-	1,210,292
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	69,174,946	62,570,157
- SFH - housing finance system	19,393	4,770
Correspondent banks	44,689	64,273
Interdepartmental accounts	99,839	144,096
Internal transfer of funds	99,839	144,096
Loans (Notes 3g, 9 and 31b)	136,123,684	147,425,166
Loans:
- Public sector	1,035,226	390,110
- Private sector	154,792,770	170,865,892
Loans transferred under an assignment with recourse	1,002,390	772,301
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(20,706,702)	(24,603,137)
Leasing (Notes 2, 3g, 9 and 31b)	1,060,673	1,446,923
Leasing receivables:
- Private sector	2,087,906	2,967,189
Unearned income from leasing	(950,145)	(1,365,413)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(77,088)	(154,853)
Other receivables	86,796,121	80,546,606
Receivables on sureties and guarantees honored (Note 9a-3)	370,056	369,302
Foreign exchange portfolio (Note 10a)	20,524,948	23,755,715
Receivables	1,387,922	1,559,822
Securities trading	1,715,426	1,713,584
Specific receivables	22,208	12,626
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,949,683	5,273,804
Sundry (Note 10b)	60,823,560	49,871,622
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,997,682)	(2,009,869)
Other assets (Note 11)	3,394,654	3,797,323
Other assets	2,990,174	2,787,704
Provision for losses	(1,364,791)	(1,187,953)
Prepaid expenses (Notes 3i and 11b)	1,769,271	2,197,572
Long-term receivables	384,158,293	399,783,314
Interbank investments (Notes 3d and 6)	1,051,540	855,584
Interbank investments	1,051,540	855,584
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	168,941,764	161,304,574
Own portfolio	118,342,447	121,164,184
Subject to repurchase agreements	40,430,362	28,603,166
Derivative financial instruments (Notes 3f, 7d II and 31b)	84,872	1,672,868
Privatization rights	45,357	49,666
Given in guarantee	3,946,296	6,730,272
Securities under resale agreements with free movement	6,092,430	3,084,418
Interbank accounts	812,644	727,900
Reserve requirement (Note 8):
- SFH - housing finance system	812,644	727,900

Bradesco  91

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousand of Reais

Assets	2017	2016
Loans (Notes 3g, 9 and 31b)	154,272,118	169,811,246
Loans:
- Public sector	3,000,000	3,000,000
- Private sector	157,505,894	170,507,181
Loans transferred under an assignment with recourse	7,380,736	7,449,849
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,614,512)	(11,145,784)
Leasing (Notes 2, 3g, 9 and 31b)	1,061,729	1,308,900
Leasing receivables:
- Private sector	2,284,299	2,829,394
Unearned income from leasing	(1,156,004)	(1,444,039)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(66,566)	(76,455)
Other receivables	57,116,220	64,069,355
Receivables	20,078	28,543
Securities trading	264,287	588,398
Sundry (Note 10b)	56,845,733	63,519,675
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(13,878)	(67,261)
Other assets (Note 11)	902,278	1,705,755
Prepaid expenses (Notes 3i and 11b)	902,278	1,705,755
Permanent assets	30,271,974	30,321,105
Investments (Notes 3j, 12 and 31b)	7,881,172	6,817,532
Investments in associates and jointly controlled:
- In Brazil	7,732,493	6,664,411
- Overseas	-	3,360
Other investments	403,432	404,589
Allowance for losses	(254,753)	(254,828)
Premises and equipment (Notes 3k and 13)	7,249,429	6,696,058
Premises	2,637,110	2,728,177
Other premises and equipment	12,496,073	11,710,290
Accumulated depreciation	(7,883,754)	(7,742,409)
Intangible assets (Notes 3l and 14)	15,141,373	16,807,515
Intangible Assets	28,569,032	28,825,233
Accumulated amortization	(13,427,659)	(12,017,718)
Total	1,216,690,924	1,185,854,682

The accompanying Notes are an integral part of these Consolidated Financial Statements.

92                 Economic and Financial Analysis Report - September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousand of Reais

Liabilities	2017	2016
Current	815,850,555	785,244,292
Deposits (Notes 3n and 15a)	156,970,034	168,719,206
Demand deposits	30,326,471	32,678,904
Savings deposits	98,223,969	93,289,392
Interbank deposits	1,512,304	692,604
Time deposits (Notes 15a and 31b)	26,907,290	42,058,306
Securities sold under agreements to repurchase (Notes 3n and 15b)	235,266,470	203,707,499
Own portfolio	96,612,457	76,015,155
Third-party portfolio	128,585,158	118,339,819
Unrestricted portfolio	10,068,855	9,352,525
Funds from issuance of securities (Notes 15c and 31b)	80,620,867	92,785,907
Mortgage and real estate notes, letters of credit and others	79,708,600	88,685,455
Securities issued overseas	750,345	3,613,734
Structured Operations Certificates	161,922	486,718
Interbank accounts	18,357,581	16,347,668
Unsettled payments and receipts	17,018,635	15,096,706
Correspondent banks	1,338,946	1,250,962
Interdepartmental accounts	4,702,464	4,370,445
Third-party funds in transit	4,702,464	4,370,445
Borrowing (Notes 16a and 31b)	19,334,536	23,293,837
Borrowing in Brazil - other institutions	1,721	7,126
Borrowing overseas	19,332,815	23,286,711
Onlending in Brazil - official institutions (Notes 16b and 31b)	11,320,313	11,389,263
National treasury	151,335	225,206
BNDES	4,958,515	3,504,321
FINAME	6,208,924	7,658,136
Other institutions	1,539	1,600
Derivative financial instruments (Notes 3f, 7d II and 31b)	14,562,508	12,083,214
Derivative financial instruments	14,562,508	12,083,214
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	210,711,549	185,721,930
Other liabilities	64,004,233	66,825,323
Payment of taxes and other contributions	4,352,653	3,748,964
Foreign exchange portfolio (Note 10a)	10,822,723	14,107,163
Social and statutory	2,993,244	3,641,172
Tax and social security (Note 19a)	4,244,830	3,650,364
Securities trading	2,791,085	3,013,464
Financial and development funds	1,312	1,836
Subordinated debts (Notes 18 and 31b)	11,106,166	11,784,421
Sundry (Note 19b)	27,692,220	26,877,939
Long-term liabilities	289,584,301	301,151,120
Deposits (Notes 3n and 15a)	102,621,080	71,235,734
Interbank deposits	48,402	63,249
Time deposits (Notes 15a and 31b)	102,572,678	71,172,485
Securities sold under agreements to repurchase (Notes 3n and 15b)	11,316,218	37,957,544
Own portfolio	11,316,218	37,957,544
Funds from issuance of securities (Notes 15c and 31b)	54,211,866	61,190,013
Mortgage and real estate notes, letters of credit and others	51,938,151	58,577,208
Securities issued overseas	2,123,662	2,573,133
Structured Operations Certificates	150,053	39,672
Borrowing (Notes 16a and 31b)	1,270,690	2,525,327
Borrowing in Brazil - official institutions	-	4,181
Borrowing in Brazil - other institutions	1,846	22,579
Borrowing overseas	1,268,844	2,498,567
Onlending in Brazil - official institutions (Notes 16b and 31b)	20,145,050	25,596,413
BNDES	8,689,343	10,366,277
FINAME	11,455,707	15,230,136
Derivative financial instruments (Notes 3f, 7d II and 31b)	133,954	1,061,876
Derivative financial instruments	133,954	1,061,876

Bradesco  93

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousand of Reais

Liabilities	2017	2016
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	28,575,580	27,885,875
Other liabilities	71,309,863	73,698,338
Tax and social security (Note 19a)	5,656,313	3,839,390
Subordinated debts (Notes 18 and 31b)	16,127,876	27,000,866
Eligible Debt Capital Instruments (Notes 18 and 31b)	23,299,800	15,058,256
Sundry (Note 19b)	26,225,874	27,799,826
Deferred income	400,844	473,322
Deferred income	400,844	473,322
Non-controlling interests in subsidiaries (Note 21)	554,622	436,061
Shareholders' equity (Note 22)	110,300,602	98,549,887
Capital:
- Domiciled in Brazil	58,361,535	50,460,749
- Domiciled overseas	738,465	639,251
Capital reserves	11,441	11,441
Profit reserves	48,718,218	48,648,407
Asset valuation adjustments	2,911,457	(769,447)
Treasury shares (Notes 22d and 31b)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	110,855,224	98,985,948
Total	1,216,690,924	1,185,854,682

The accompanying Notes are an integral part of these Consolidated Financial Statements.

94                 Economic and Financial Analysis Report – September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Accumulated Income on September 30 - In thousand of Reais

	2017	2016
Revenue from financial intermediation	116,105,988	120,706,674
Loans (Note 9j)	55,444,943	54,951,588
Leasing (Note 9j)	190,410	275,414
Operations with securities (Note 7g)	32,819,380	32,957,595
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	23,403,856	26,006,347
Derivative financial instruments (Note 7g)	(962,133)	5,275,630
Foreign exchange operations (Note 10a)	1,540,460	(2,793,407)
Reserve requirement (Note 8b)	3,933,177	4,257,113
Sale or transfer of financial assets	(264,105)	(223,606)

Expenses from financial intermediation	82,052,523	78,351,072
Retail and professional market funding (Note 15d)	45,209,276	48,013,982
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	14,832,886	16,242,904
Borrowing and onlending (Note 16c)	2,292,936	(3,873,519)
Allowance for loan losses (Notes 3g, 9g and 9h)	19,717,425	17,967,705

Gross income from financial intermediation	34,053,465	42,355,602

Other operating income (expenses)	(17,353,812)	(18,606,619)
Fee and commission income (Note 23)	17,772,000	15,728,685
Other fee and commission income	12,122,382	10,633,292
Income from banking fees	5,649,618	5,095,393
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	54,938,905	49,714,324
Net written premiums earned	55,096,586	49,949,965
Reinsurance premiums paid	(157,681)	(235,641)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(23,829,638)	(21,774,032)
Retained claims (Note 3o)	(19,410,316)	(18,429,300)
Capitalization bond prize draws and redemptions (Note 3o)	(4,137,869)	(3,973,829)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(2,641,995)	(2,623,411)
Payroll and related benefits (Note 24)	(16,371,329)	(12,388,254)
Other administrative expenses (Note 25)	(14,199,004)	(13,170,330)
Tax expenses (Note 26)	(4,585,062)	(4,776,593)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 12b)	1,134,809	1,262,054
Other operating income (Note 27)	8,835,268	4,458,290
Other operating expenses (Note 28)	(14,859,581)	(12,634,223)
Operating income	16,699,653	23,748,983
Non-operating income (loss) (Note 29)	(232,075)	(387,745)
Income before income tax and social contribution and non-controlling interests	16,467,578	23,361,238
Income tax and social contribution (Notes 33a and 33b)	(5,407,493)	(11,795,204)
Current income tax	(5,777,092)	(4,564,108)
Current Social Contribution	(3,615,293)	(2,904,451)
Deferred Tax	3,984,892	(4,326,645)
Non-controlling interests in subsidiaries	(193,928)	(74,202)
Net income	10,866,157	11,491,832

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  95

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Statements of Changes in Shareholders’ Equity - In thousand of Reais

Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
	Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory
Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(4,114,555)	(431,048)	-	88,906,644
Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	3,345,108	-	-	3,345,108
Net income	-	-	-	-	-	-	-	11,491,832	11,491,832
Allocations:
- Reserves	-	-	-	574,592	5,733,009	-	-	(6,307,601)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(5,184,231)	(5,184,231)
Balance on September 30, 2016	51,100,000	-	11,441	6,627,541	42,020,866	(769,447)	(440,514)	-	98,549,887

Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	3,588,573	-	-	3,588,573
Net income	-	-	-	-	-	-	-	10,866,157	10,866,157
Allocations:
- Reserves	-	-	-	543,308	5,726,308	-	-	(6,269,616)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(4,596,541)	(4,596,541)
Balance on September 30, 2017	59,100,000	-	11,441	7,350,436	41,367,782	2,911,457	(440,514)	-	110,300,602

The accompanying Notes are an integral part of these Consolidated Financial Statements.

96                 Economic and Financial Analysis Report – September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on September 30 - In thousand of Reais

Description	2017	%	2016	%
1 – Revenue	115,370,648	301.4	114,037,543	276.3
1.1) Financial intermediation	116,105,988	303.3	120,706,674	292.5
1.2) Fees and commissions	17,772,000	46.4	15,728,685	38.1
1.3) Allowance for loan losses	(19,717,425)	(51.5)	(17,967,705)	(43.5)
1.4) Other	1,210,085	3.2	(4,430,111)	(10.7)
2 – Financial intermediation expenses	(62,335,098)	(162.8)	(60,383,367)	(146.3)
3 – Inputs acquired from third-parties	(11,360,713)	(29.7)	(10,691,581)	(25.9)
Outsourced services	(3,676,650)	(9.6)	(3,551,379)	(8.6)
Data processing	(1,549,802)	(4.0)	(1,169,555)	(2.8)
Communication	(1,265,258)	(3.3)	(1,192,160)	(2.9)
Asset maintenance	(842,379)	(2.2)	(746,414)	(1.8)
Financial system services	(778,578)	(2.0)	(783,018)	(1.9)
Security and surveillance	(621,273)	(1.6)	(534,923)	(1.3)
Transport	(579,986)	(1.5)	(523,806)	(1.3)
Material, water, electricity and gas	(498,018)	(1.3)	(525,964)	(1.3)
Advertising and marketing	(575,861)	(1.5)	(815,030)	(2.0)
Travel	(172,304)	(0.5)	(114,126)	(0.3)
Other	(800,604)	(2.1)	(735,206)	(1.8)
4 – Gross value added (1-2-3)	41,674,837	108.9	42,962,595	104.1
5 – Depreciation and amortization	(4,525,212)	(11.8)	(2,958,852)	(7.2)
6 – Net value added produced by the entity (4-5)	37,149,625	97.0	40,003,743	96.9
7 – Value added received through transfer	1,134,809	3.0	1,262,054	3.1
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,134,809	3.0	1,262,054	3.1
8 – Value added to distribute (6+7)	38,284,434	100.0	41,265,797	100.0
9 – Value added distributed	38,284,434	100.0	41,265,797	100.0
9.1) Personnel	14,682,552	38.4	10,919,770	26.5
Salaries	7,314,472	19.1	6,004,458	14.6
Benefits	4,314,402	11.3	2,552,617	6.2
Government Severance Indemnity Fund for Employees (FGTS)	953,588	2.5	569,789	1.4
Other	2,100,090	5.5	1,792,906	4.3
9.2) Tax, fees and contributions	11,681,332	30.5	18,040,281	43.7
Federal	11,026,169	28.8	17,436,365	42.3
State	9,161	-	10,493	-
Municipal	646,002	1.7	593,423	1.4
9.3) Remuneration for providers of capital	860,465	2.2	739,712	1.8
Rental	855,703	2.2	730,571	1.8
Asset leasing	4,762	-	9,141	-
9.4) Value distributed to shareholders	11,060,085	28.9	11,566,034	28.0
Interest on Shareholders’ Equity Dividends paid and/or provisioned	4,596,541	12.0	5,184,231	12.6
Retained earnings	6,269,616	16.4	6,307,601	15.3
Non-controlling interests in retained earnings	193,928	0.5	74,202	0.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  97

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Statement of consolidated cash flows accrued on September 30 - In thousand of Reais

	2017	2016
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	16,467,578	23,361,238
Adjustments to net income before income tax and social contribution	42,488,194	46,534,497
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(291,794)	5,571,224
Allowance for loan losses	19,717,425	17,967,705
Depreciation and amortization	4,525,212	2,958,852
Impairment losses of financial assets	1,766,590	108,294
Expenses/ reversal with civil, labor and tax provisions	1,744,317	2,128,203
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	14,832,886	16,242,904
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	(1,134,809)	(1,262,054)
(Gain)/loss on sale of investments	(271,198)	(164,720)
(Gain)/loss on sale of fixed assets	39,492	17,337
(Gain)/loss on sale of foreclosed assets	413,189	276,100
Foreign exchange variation of assets and liabilities overseas/Other	1,146,884	2,690,652
Net income before taxes after adjustments	58,955,772	69,895,735
(Increase)/Decrease in interbank investments	574,745	13,091,366
(Increase)/Decrease in trading securities and derivative financial instruments	(10,977,450)	(39,649,039)
(Increase)/Decrease in interbank and interdepartmental accounts	(1,082,360)	11,007,221
(Increase)/Decrease in loan and leasing	(437,424)	15,479,204
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	1,195,970	(793,795)
(Increase)/Decrease in other receivables and other assets	(2,506,481)	7,493,600
(Increase)/Decrease in reserve requirement - Central Bank	(11,138,415)	(7,116,159)
Increase/(Decrease) in deposits	25,355,436	(13,414,431)
Increase/(Decrease) in securities sold under agreements to repurchase	4,603,757	17,857,512
Increase/(Decrease) in funds from issuance of securities	(15,974,625)	4,242,267
Increase/(Decrease) in borrowings and onlending	(6,125,413)	(12,993,557)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	1,112,086	4,536,411
Increase/(Decrease) in other liabilities	1,436,788	(102,576)
Increase/(Decrease) in deferred income	(76,341)	(50,223)
Income tax and social contribution paid	(7,090,138)	(8,207,067)
Net cash provided by/(used in) operating activities	37,825,907	61,276,469
Cash flow from investing activities:		-
(Increase)/Decrease in held-to-maturity securities	4,386,425	(2,510,199)
Sale of/maturity of and interest on available-for-sale securities	76,705,048	79,913,962
Proceeds from sale of foreclosed assets	567,954	455,245
Sale of investments	441,558	67,525
Sale of premises and equipment	354,328	266,876
Acquisition of Subsidiaries, Net of Cash and Cash Equivalents Paid	-	(7,188,659)
Purchases of available-for-sale securities	(105,668,053)	(78,291,697)
Investment acquisitions	(504,672)	(10,589)
Purchase of premises and equipment	(891,494)	(1,185,201)
Intangible asset acquisitions	(2,362,116)	(1,627,409)
Dividends and interest on shareholders’ equity received	818,291	355,819
Net cash provided by/(used in) investing activities	(26,152,731)	(9,754,327)
Cash flow from financing activities:		-
Increase/(decrease) in subordinated debts	(2,077,221)	(1,903,873)
Interest on Shareholders’ Equity Paid	(6,110,256)	(5,260,486)
Non-controlling interest	(88,115)	(51,310)
Acquisition of own shares	-	(9,466)
Net cash provided by/(used in) financing activities	(8,275,592)	(7,225,135)
Net increase/(decrease) in cash and cash equivalents	3,397,584	44,297,007
Cash and cash equivalents - at the beginning of the period	181,230,427	147,261,434
Effect of Changes in Exchange Rates in Cash and Cash equivalents	291,794	(5,571,224)
Cash and cash equivalents - at the end of the period	184,919,805	185,987,217
Net increase/(decrease) in cash and cash equivalents	3,397,584	44,297,007

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Bacen, Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates/subsidiary or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and onlending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 31, 2017.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On September 30
	Activity	Equity interest
		2017	2016
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.81%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.(1)	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (3)	Insurance	99.98%	99.98%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (4)	Capitalization bonds	100.00%	99.97%
Kirton Seguros S.A. (5)	Insurance	98.54%	98.08%
Kirton Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (3)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (6)	Holding	0.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Toucan II	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	98.92%	98.76%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FIC FI Renda Fixa V-A	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On September 30
	Activity	Equity interest
		2017	2016
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. PGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1) In May 2017, Kirton Administradora de Consórcios Ltda. was merged by Bradesco Administradora de Consórcios Ltda.;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) Based on financial information from the previous month;
(4) Increase in interest, by means of acquisition of shares held by minority shareholders;

(5) Increase in interest by means of subscription of shares in July 2017;

(6) Company merged by Kirton Seguros S.A., in July 2017; and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and Onlending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

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Notes to the Consolidated Financial Statements

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The revenue of the capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

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Notes to the Consolidated Financial Statements

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

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Notes to the Consolidated Financial Statements

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

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Notes to the Consolidated Financial Statements

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

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Notes to the Consolidated Financial Statements

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 7c(6) and 7g.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges restated at the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        Regarding individual health care plan portfolio, mathematical reserve for unvested benefits (PMBaC) which is calculated using a 4.5% annual discount rate (5.1% in 2016), the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4.5% (5.1% in 2016) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

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-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, monetarily restated;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims ratio obtained from analysis based on Company’s triangles of claim development generated based on 2017 information and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4.5% (5.1% in 2016) per annum.

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Notes to the Consolidated Financial Statements

•       Pension plans and life insurance with survival coverage:

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period;

-        Regarding insurance portfolios acquired, the reserve for claims occurred, but not reported (IBNR) is recorded in order to cover expected amounts to be settled for such claims up to the calculation date. The reserve is calculated under the criteria established in SUSEP Circular Letter No. 517/2015 (amended by SUSEP Circular Letters No. 521/2015, 543/2016 and 544/2016);

-    The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

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Notes to the Consolidated Financial Statements

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

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Notes to the Consolidated Financial Statements

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	R$ thousand
	On September 30, 2017				On September 30, 2016
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,186,418,950	8,855,329	86,559,733	1,281,834,012	1,155,533,577	7,587,169	76,358,120	1,239,478,866
Cash and due from banks	16,706,203	220,358	-	16,926,561	13,307,857	182,017	(476,886)	13,012,988
Interbank investments	178,562,179	245,754	(398,397)	178,409,536	177,124,587	540,571	(496,817)	177,168,341
Securities and derivative financial instruments	480,271,580	5,008,881	86,818,835	572,099,296	430,268,371	1,674,595	77,241,215	509,184,181
Interbank and interdepartmental accounts	70,151,511	-	-	70,151,511	64,721,488	-	-	64,721,488
Loans and leasing	326,983,072	443,708	-	327,426,780	355,972,464	446,375	-	356,418,839
Allowance for Loan Losses (ALL)	(36,476,428)	(80,284)	-	(36,556,712)	(38,057,359)	(90,442)	-	(38,147,801)
Other receivables and assets	150,220,833	3,016,912	139,295	153,377,040	152,196,169	4,834,053	90,608	157,120,830
Permanent Assets	30,271,974	(434,153)	-	29,837,821	30,321,105	338,993	-	30,660,098
Investments	7,881,172	(5,737,318)	-	2,143,854	6,817,532	(5,179,256)	-	1,638,276
Premises and equipment	7,249,429	203,586	-	7,453,015	6,696,058	235,291	-	6,931,349
Intangible assets	15,141,373	5,099,579	-	20,240,952	16,807,515	5,282,958	-	22,090,473
Total	1,216,690,924	8,421,176	86,559,733	1,311,671,833	1,185,854,682	7,926,162	76,358,120	1,270,138,964

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Notes to the Consolidated Financial Statements

	R$ thousand
	On September 30, 2017				On September 30, 2016
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,105,434,856	7,309,027	86,559,733	1,199,303,616	1,086,395,412	6,835,416	76,358,120	1,169,588,948
Deposits	259,591,114	(14,406)	-	259,576,708	239,954,940	(17,657)	-	239,937,283
Securities sold under agreements to repurchase	246,582,688	-	87,477,417	334,060,105	241,665,043	-	78,890,975	320,556,018
Funds from Issuance of Securities	134,832,733	-	1,005,976	135,838,709	153,975,920	-	-	153,975,920
Interbank and interdepartmental accounts	23,060,045	2,866,732	-	25,926,777	20,718,113	-	-	20,718,113
Borrowing and onlending	52,070,589	2,352,673	-	54,423,262	62,804,840	-	-	62,804,840
Derivative financial instruments	14,696,462	2,049	(140,304)	14,558,207	13,145,090	-	(1,956,163)	11,188,927
Technical provisions for insurance, pension plans and capitalization bonds	239,287,129	-	-	239,287,129	213,607,805	-	-	213,607,805
Other liabilities	135,314,096	2,101,979	(1,783,356)	135,632,719	140,523,661	6,853,073	(576,692)	146,800,042
Deferred income	400,844	-	-	400,844	473,322	-	-	473,322
Non-controlling interests in subsidiaries	554,622	1,112,149	-	1,666,771	436,061	1,090,746	-	1,526,807
Shareholders’ equity	110,300,602	-	-	110,300,602	98,549,887	-	-	98,549,887
Total	1,216,690,924	8,421,176	86,559,733	1,311,671,833	1,185,854,682	7,926,162	76,358,120	1,270,138,964

	R$ thousand
	Accrued on September 30, 2017				Accrued on September 30, 2016
	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	116,105,988	936,616	2,538,982	119,581,586	120,706,674	277,885	3,230,988	124,215,547
Expenses from financial intermediation	(62,335,098)	(45,801)	(4,388,088)	(66,768,987)	(60,383,367)	-	(5,266,998)	(65,650,365)
Financial margin	53,770,890	890,815	(1,849,106)	52,812,599	60,323,307	277,885	(2,036,010)	58,565,182
Allowance for loan losses	(19,717,425)	(79,303)	-	(19,796,728)	(17,967,705)	(172,220)	-	(18,139,925)
Gross income from financial intermediation	34,053,465	811,512	(1,849,106)	33,015,871	42,355,602	105,665	(2,036,010)	40,425,257
Income from insurance, pension plans and capitalization bonds	4,919,087	-	-	4,919,087	2,913,752	-	-	2,913,752
Fee and commission income	17,772,000	3,312,809	1,697,731	22,782,540	15,728,685	3,301,280	1,464,693	20,494,658
Personnel expenses	(16,371,329)	(557,942)	-	(16,929,271)	(12,388,254)	(520,041)	-	(12,908,295)
Other administrative expenses	(14,199,004)	(1,039,060)	441,940	(14,796,124)	(13,170,330)	(1,046,155)	350,042	(13,866,443)
Tax expenses	(4,585,062)	(383,013)	-	(4,968,075)	(4,776,593)	(364,105)	-	(5,140,698)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,134,809	(972,371)	-	162,438	1,262,054	(1,092,672)	-	169,382
Other operating income / expenses	(6,024,313)	(406,197)	(290,565)	(6,721,075)	(8,175,933)	58,113	221,275	(7,896,545)
Operating income	16,699,653	765,738	-	17,465,391	23,748,983	442,085	-	24,191,068
Non-operating income	(232,075)	(5,131)	-	(237,206)	(387,745)	(9,376)	-	(397,121)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,601,421)	(760,607)	-	(6,362,028)	(11,869,406)	(432,709)	-	(12,302,115)
Net income	10,866,157	-	-	10,866,157	11,491,832	-	-	11,491,832

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
 (2) Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

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Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	960,366,402	97,680,430	276,993,055	18,525	3,942,472	(57,166,872)	1,281,834,012
Cash and due from banks	17,156,710	2,068,827	309,094	7,978	138,783	(2,754,831)	16,926,561
Interbank investments	176,618,779	1,790,757	-	-	-	-	178,409,536
Securities and derivative financial instruments	292,200,720	14,750,827	265,617,053	2,682	3,051,580	(3,523,566)	572,099,296
Interbank and interdepartmental accounts	70,151,511	-	-	-	-	-	70,151,511
Loans and leasing	296,026,896	79,442,787	-	-	-	(48,042,903)	327,426,780
Allowance for Loan Losses (ALL)	(35,205,665)	(1,351,047)	-	-	-	-	(36,556,712)
Other receivables and assets	143,417,451	978,279	11,066,908	7,865	752,109	(2,845,572)	153,377,040
Permanent assets	106,616,467	33,865	5,870,822	1,865	762,328	(83,447,526)	29,837,821
Investments	82,981,983	-	2,562,101	-	47,296	(83,447,526)	2,143,854
Premises and equipment	5,810,941	21,743	1,587,996	306	32,029	-	7,453,015
Intangible assets	17,823,543	12,122	1,720,725	1,559	683,003	-	20,240,952
Total in 2017	1,066,982,869	97,714,295	282,863,877	20,390	4,704,800	(140,614,398)	1,311,671,833
Total in 2016	1,043,139,098	125,959,679	254,566,581	8,359	3,634,058	(157,168,811)	1,270,138,964

Liabilities
Current and long-term liabilities	954,692,427	50,609,451	249,990,709	7,610	1,170,291	(57,166,872)	1,199,303,616
Deposits	247,677,984	14,801,158	-	-	-	(2,902,434)	259,576,708
Securities sold under agreements to repurchase	325,122,990	8,937,381	-	-	-	(266)	334,060,105
Funds from issuance of securities	136,258,372	2,874,006	-	-	-	(3,293,669)	135,838,709
Interbank and interdepartmental accounts	25,926,777	-	-	-	-	-	25,926,777
Borrowing and onlending	90,423,415	12,042,750	-	-	-	(48,042,903)	54,423,262
Derivative financial instruments	14,487,261	70,946	-	-	-	-	14,558,207
Technical provisions for insurance, pension plans and capitalization bonds	-	-	239,282,127	5,002	-	-	239,287,129
Other liabilities	114,795,628	11,883,210	10,708,582	2,608	1,170,291	(2,927,600)	135,632,719
Deferred income	378,698	-	22,146	-	-	-	400,844
Non-controlling interests in subsidiaries	1,611,142	47,104,844	32,851,022	12,780	3,534,509	(83,447,526)	1,666,771
Shareholders’ equity	110,300,602	-	-	-	-	-	110,300,602
Total in 2017	1,066,982,869	97,714,295	282,863,877	20,390	4,704,800	(140,614,398)	1,311,671,833
Total in 2016	1,043,139,098	125,959,679	254,566,581	8,359	3,634,058	(157,168,811)	1,270,138,964

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Notes to the Consolidated Financial Statements

	Accrued on September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	98,767,345	2,803,521	18,762,331	995	207,458	(960,064)	119,581,586
Expenses from financial intermediation	(51,798,060)	(1,098,105)	(14,832,886)	-	-	960,064	(66,768,987)
Financial margin	46,969,285	1,705,416	3,929,445	995	207,458	-	52,812,599
Allowance for loan losses	(19,480,802)	(315,926)	-	-	-	-	(19,796,728)
Gross income from financial intermediation	27,488,483	1,389,490	3,929,445	995	207,458	-	33,015,871
Income from insurance, pension plans and capitalization bonds	-	-	4,912,745	5,457	-	885	4,919,087
Fee and commission income	20,821,107	240,205	1,550,192	-	272,549	(101,513)	22,782,540
Personnel expenses	(15,332,375)	(120,922)	(1,261,827)	(2,780)	(211,367)	-	(16,929,271)
Other administrative expenses	(13,705,317)	(181,116)	(1,218,991)	(2,298)	(140,964)	452,562	(14,796,124)
Tax expenses	(4,161,760)	(10,975)	(733,919)	(121)	(61,300)	-	(4,968,075)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	(14,228)	-	164,967	-	11,699	-	162,438
Other operating income / expenses	(6,073,606)	(92,427)	(375,174)	(380)	172,446	(351,934)	(6,721,075)
Operating income	9,022,304	1,224,255	6,967,438	873	250,521	-	17,465,391
Non-operating income	(515,692)	6,950	273,488	-	(1,952)	-	(237,206)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,827,968)	(249,453)	(3,208,064)	71	(76,614)	-	(6,362,028)
Net Income in 2017	5,678,644	981,752	4,032,862	944	171,955	-	10,866,157
Net Income in 2016	7,408,347	(138,256)	4,046,477	(425)	175,689	-	11,491,832

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On September 30 - R$ thousand
	2017	2016
Cash and due from banks in domestic currency	13,851,569	10,374,257
Cash and due from banks in foreign currency	2,854,440	2,933,401
Investments in gold	194	199
Total cash and due from banks	16,706,203	13,307,857
Interbank investments (1)	168,213,602	172,679,360
Total cash and cash equivalents	184,919,805	185,987,217

(1) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On September 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	40,323,994	-	-	-	40,323,994	44,798,411
● National treasury notes	19,700,912	-	-	-	19,700,912	41,427,159
● National treasury bills	20,551,654	-	-	-	20,551,654	3,103,954
● Debentures	31,893	-	-	-	31,893	262,121
● Other	39,535	-	-	-	39,535	5,177
Funded position	126,850,462	1,285,545	-	-	128,136,007	118,070,483
● National treasury notes	27,266,609	1,019,938	-	-	28,286,547	92,164,317
● Financial treasury bills	6,690,379	-	-	-	6,690,379	156,083
● National treasury bills	92,893,474	265,607	-	-	93,159,081	25,750,083
Short position	1,759,203	1,313,973	-	-	3,073,176	904,378
● National treasury bills	1,759,203	1,313,973	-	-	3,073,176	904,378
Subtotal	168,933,659	2,599,518	-	-	171,533,177	163,773,272
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,752,588	1,599,116	1,633,534	1,051,540	7,036,778	13,364,958
● Provision for losses	(363)	(1,000)	(6,413)	-	(7,776)	(13,643)
Subtotal	2,752,225	1,598,116	1,627,121	1,051,540	7,029,002	13,351,315
Total in 2017	171,685,884	4,197,634	1,627,121	1,051,540	178,562,179
%	96.1	2.4	0.9	0.6	100.0
Total in 2016	167,916,120	6,777,798	1,575,085	855,584		177,124,587
%	94.8	3.8	0.9	0.5		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Accrued on September 30 - R$ thousand
	2017	2016
Income from investments in purchase and sale commitments:
• Own portfolio position	764,024	654,048
• Funded position	13,233,221	14,926,138
• Short position	484,460	194,382
Subtotal	14,481,705	15,774,568
Income from interest-earning deposits in other banks	356,854	603,195
Total (Note 7g)	14,838,559	16,377,763

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7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On September 30 - R$ thousand
	Financial	Insurance Group		Other Activities	2017	%	2016	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	46,008,192	16,222,439	169,123,911	170,323	231,524,865	48.2	211,860,758	49.3
- Government securities	20,154,778	13,051,081	154,668,835	21,052	187,895,746	39.2	160,030,843	37.3
- Corporate securities	9,844,947	3,113,470	14,449,203	149,271	27,556,891	5.7	35,397,245	8.2
- Derivative financial instruments (1) (5)	16,008,467	57,888	5,873	-	16,072,228	3.3	16,432,670	3.8
Available-for-sale securities	178,216,001	17,078,285	14,817,006	41,143	210,152,435	43.8	175,929,412	40.9
- Government securities	120,496,007	15,322,495	12,326,151	34,936	148,179,589	30.9	110,556,055	25.7
- Corporate securities	57,719,994	1,755,790	2,490,855	6,207	61,972,846	12.9	65,373,357	15.2
Held-to-maturity securities (2)	12,300,393	5,060,850	21,233,037	-	38,594,280	8.0	42,478,201	9.8
- Government securities	16,917	5,060,850	21,233,037	-	26,310,804	5.5	29,812,281	6.9
- Corporate securities	12,283,476	-	-	-	12,283,476	2.5	12,665,920	2.9
Total	236,524,586	38,361,574	205,173,954	211,466	480,271,580	100.0	430,268,371	100.0

- Government securities	140,667,702	33,434,426	188,228,023	55,988	362,386,139	75.6	300,399,179	69.9
- Corporate securities	95,856,884	4,927,148	16,945,931	155,478	117,885,441	24.4	129,869,192	30.1
Total	236,524,586	38,361,574	205,173,954	211,466	480,271,580	100.0	430,268,371	100.0

Bradesco  117

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Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On September 30 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	18,812,387	4,752,472	1,411,118	21,032,215	46,008,192	50,987,156	(4,978,964)	48,228,322	(9,898,058)
Financial treasury bills	-	1,714,794	520,437	8,994,374	11,229,605	11,228,787	818	12,725,408	(88,372)
National treasury notes	-	12,571	289,698	7,426,883	7,729,152	7,487,583	241,569	6,593,038	345,847
Financial bills	4	395,811	47,563	550,517	993,895	985,977	7,918	4,106,058	9,817
Debentures	119,163	69,499	780	2,031,698	2,221,140	2,429,078	(207,938)	2,112,260	(190,913)
National treasury bills	65,987	39,372	155,361	593,245	853,965	850,473	3,492	1,736,141	2,907
Brazilian foreign debt notes	319	38	-	10,818	11,175	11,177	(2)	1,328,755	2,434
Derivative financial instruments (1) (5)	15,632,724	242,297	48,574	84,872	16,008,467	20,991,484	(4,983,017)	16,412,185	(9,922,870)
Other	2,994,190	2,278,090	348,705	1,339,808	6,960,793	7,002,597	(41,804)	3,214,477	(56,908)
- Insurance companies and capitalization bonds	2,758,170	678,610	369,731	12,415,928	16,222,439	16,226,074	(3,635)	13,336,958	12,828
Financial treasury bills	-	268,745	67,095	11,116,245	11,452,085	11,452,085	-	7,485,478	-
Financial bills	-	317,043	4,445	42,419	363,907	363,907	-	447,714	-
Other	2,758,170	92,822	298,191	1,257,264	4,406,447	4,410,082	(3,635)	5,403,766	12,828
- Pension plans	3,131,134	6,349,178	5,615,866	154,027,733	169,123,911	169,123,911	-	150,279,067	-
Financial treasury bills	-	1,472,194	2,994,200	46,341,022	50,807,416	50,807,416	-	53,092,714	-
National treasury notes	-	35,146	92,706	58,295,242	58,423,094	58,423,094	-	42,530,753	-
National treasury bills	4,998	48,521	445,203	44,939,603	45,438,325	45,438,325	-	33,007,287	-
Financial bills	4,229	4,327,859	1,910,914	1,118,601	7,361,603	7,361,603	-	14,479,697	-
Debentures	356	262,091	172,843	3,187,079	3,622,369	3,622,369	-	3,680,468	-
Other	3,121,551	203,367	-	146,186	3,471,104	3,471,104	-	3,488,148	-
- Other activities	149,271	-	2,618	18,434	170,323	170,326	(3)	16,411	-
Financial treasury bills	-	-	2,618	18,434	21,052	21,055	(3)	16,411	-
Other	149,271	-	-	-	149,271	149,271	-	-	-
Total	24,850,962	11,780,260	7,399,333	187,494,310	231,524,865	236,507,467	(4,982,602)	211,860,758	(9,885,230)
Derivative financial instruments (liabilities) (5)	(14,127,935)	(327,639)	(106,934)	(133,954)	(14,696,462)	(10,514,572)	(4,181,890)	(13,145,090)	(1,942,717)

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II)   Available-for-sale securities

Securities (6)	On September 30 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	8,831,637	2,897,114	26,635,294	139,851,956	178,216,001	176,025,595	2,190,406	150,122,667	(2,007,036)
National treasury bills	437,363	58,961	21,494,501	84,401,797	106,392,622	103,719,662	2,672,960	44,457,606	464,844
Debentures	491,978	640,811	1,359,210	35,083,760	37,575,759	38,214,918	(639,159)	39,984,061	(1,098,040)
National treasury notes	-	-	2,381,085	6,118,149	8,499,234	7,892,926	606,308	39,295,073	359,955
Foreign corporate securities	180,115	49,065	596,728	9,745,678	10,571,586	10,376,465	195,121	11,061,228	(1,218,528)
Shares	7,505,492	-	-	-	7,505,492	8,177,467	(671,975)	7,245,583	(382,501)
Foreign government bonds	-	1,439,654	781,690	-	2,221,344	2,226,919	(5,575)	1,955,970	(14,676)
Promissory Notes	185,073	604,603	4,338	51,209	845,223	850,504	(5,281)	1,496,559	11,622
Certificates of real estate receivables	10,419	-	-	1,077,625	1,088,044	1,118,117	(30,073)	1,066,962	(189,128)
Other	21,197	104,020	17,742	3,373,738	3,516,697	3,448,617	68,080	3,559,625	59,416
- Insurance companies and capitalization bonds	1,706,291	1,113	18,191	15,352,690	17,078,285	16,246,202	832,083	12,649,576	(172,748)
National treasury notes	-	-	-	11,324,029	11,324,029	10,982,319	341,710	9,556,016	(468,823)
Shares	1,534,941	-	-	-	1,534,941	1,148,675	386,266	1,465,719	307,021
National treasury bills	-	-	-	3,740,271	3,740,271	3,649,823	90,448	1,416,048	10,765
Other	171,350	1,113	18,191	288,390	479,044	465,385	13,659	211,793	(21,711)
- Pension plans	2,395,144	-	21,021	12,400,841	14,817,006	12,815,813	2,001,193	13,046,765	1,059,778
National treasury notes	-	-	9,545	12,194,897	12,204,442	10,470,497	1,733,945	11,143,817	927,447
Shares	1,847,886	-	-	-	1,847,886	1,588,654	259,232	1,723,911	133,516
Debentures	-	-	-	95,712	95,712	87,771	7,941	91,635	(1,249)
Other	547,258	-	11,476	110,232	668,966	668,891	75	87,402	64
- Other activities	6,207	24,822	-	10,114	41,143	35,195	5,948	110,404	5,604
Other	6,207	24,822	-	10,114	41,143	35,195	5,948	110,404	5,604
Subtotal	12,939,279	2,923,049	26,674,506	167,615,601	210,152,435	205,122,805	5,029,630	175,929,412	(1,114,402)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	(117,740)	-	51,090
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(344,072)	-	(189,059)
Total	12,939,279	2,923,049	26,674,506	167,615,601	210,152,435	205,122,805	4,567,818	175,929,412	(1,252,371)

Bradesco  119

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On September 30 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	12,117	14,004	20,219	12,254,053	12,300,393	11,955,565	(344,828)	12,698,567	(1,396,556)
Certificates of real estate receivables	11,994	6,081	19,045	12,246,356	12,283,476	11,938,266	(345,210)	12,665,920	(1,399,416)
Other	123	7,923	1,174	7,697	16,917	17,299	382	32,647	2,860
- Insurance companies and capitalization bonds	-	-	-	5,060,850	5,060,850	5,979,474	918,624	4,917,178	423,094
National treasury notes	-	-	-	5,060,850	5,060,850	5,979,474	918,624	4,917,178	423,094
- Pension plans	-	-	17,506	21,215,531	21,233,037	24,778,859	3,545,822	24,862,456	2,834,834
National treasury notes	-	-	17,506	21,215,531	21,233,037	24,778,859	3,545,822	24,862,456	2,834,834
Total	12,117	14,004	37,725	38,530,434	38,594,280	42,713,898	4,119,618	42,478,201	1,861,372

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c)   Breakdown of the portfolios by financial statement classification

Securities	On September 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2017 (3) (4)	Total in 2016 (3) (4)
	days	days	days	days
Own portfolio	21,944,119	13,836,883	12,178,813	325,704,634	373,664,449	351,957,902
Fixed income securities	8,010,569	13,836,883	12,178,813	325,704,634	359,730,899	339,415,462
● National treasury notes	-	63,228	2,757,857	108,473,629	111,294,714	121,746,434
● Financial treasury bills	-	3,063,782	3,483,632	65,092,842	71,640,256	70,351,798
● National treasury bills	608,317	94,347	1,276,480	90,264,253	92,243,397	52,557,083
● Debentures	639,945	992,934	1,532,833	40,092,257	43,257,969	46,002,662
● Financial bills	4,233	5,040,691	1,962,922	1,705,304	8,713,150	20,015,941
● Certificates of real estate receivables	22,414	6,081	19,045	13,514,301	13,561,841	13,949,015
● Foreign government bonds	14,520	1,439,654	781,690	316,354	2,552,218	2,331,557
● Foreign corporate securities	1,870,119	149,768	97,407	4,667,403	6,784,697	1,827,557
● Brazilian foreign debt securities	6,334	7,363	-	704,206	717,903	1,597,543
● Promissory Notes	185,073	2,643,855	263,249	82,468	3,174,645	1,591,340
● Bank deposit certificates	216,110	219,051	3,698	53,226	492,085	1,269,038
● Other	4,443,504	116,129	-	738,391	5,298,024	6,175,494
Equity securities	13,933,550	-	-	-	13,933,550	12,542,440
● Shares of listed companies	1,851,629	-	-	-	1,851,629	1,726,802
Shares of other companies	12,081,921	-	-	-	12,081,921	10,815,638
Restricted securities	161,754	608,652	21,607,134	61,429,701	83,807,241	53,727,226
Subject to repurchase agreements	90,170	63,025	19,274,157	43,474,394	62,901,746	33,756,750
● National treasury bills	-	34,454	18,685,043	35,037,562	53,757,059	17,984,474
● Foreign corporate securities	87,985	6,331	589,114	5,464,613	6,148,043	9,725,074
● National treasury notes	-	-	-	1,400,654	1,400,654	5,557,699
● Brazilian foreign debt securities	2,185	-	-	333,861	336,046	279,340
● Financial treasury bills	-	22,240	-	1,237,704	1,259,944	210,163
Brazilian Central Bank	-	-	-	1,767	1,767	550,915
● National treasury bills	-	-	-	1,767	1,767	508,017
● Other	-	-	-	-	-	42,898
Privatization rights	-	-	-	45,357	45,357	49,666
Guarantees provided	71,584	545,627	2,332,977	17,908,183	20,858,371	19,369,895
● National treasury notes	-	12,270	55,282	11,872,071	11,939,623	9,416,947
● National treasury bills	-	34,400	2,129,567	2,976,629	5,140,596	6,684,552
● Financial treasury bills	-	498,957	148,128	2,668,305	3,315,390	2,916,807
● Other	71,584	-	-	391,178	462,762	351,589
Derivative financial instruments (1) (5)	15,696,485	242,297	48,574	84,872	16,072,228	16,432,670
Securities subject to unrestricted repurchase agreements	-	29,481	277,043	6,421,138	6,727,662	8,150,573
● National treasury bills	-	29,481	277,043	6,245,349	6,551,873	3,521,611
● National treasury notes	-	-	-	175,789	175,789	2,644,488
● Financial treasury bills	-	-	-	-	-	1,984,474
Total	37,802,358	14,717,313	34,111,564	393,640,345	480,271,580	430,268,371
%	7.9	3.1	7.1	81.9	100.0	100.0

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Notes to the Consolidated Financial Statements

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the accrued on September 30, 2017, there were Impairment losses of financial assets in the amount of R$1,766,590 thousand, related to securities classified in the category "Available-for-Sale Securities" (R$108,294 thousand in 2016).

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On September 30 - R$ thousand
	2017		2016
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	136,897,679	-	126,355,634	-
- Interbank market	92,455,596	-	99,237,655	-
- Foreign currency	44,407,820	-	27,069,706	-
- Other	34,263	-	48,273	45,506
Sale commitments:	176,811,694	-	161,597,020	-
- Interbank market (1)	112,311,374	19,855,778	113,628,311	14,390,656
- Foreign currency (2)	63,423,547	19,015,727	47,965,942	20,896,236
- Other	1,076,773	1,042,510	2,767	-

Option contracts
Purchase commitments:	24,714,610	-	8,783,290	-
- Interbank market	17,715,758	-	5,362,883	237,055
- Foreign currency	6,380,549	-	3,255,179	709,492
- Other	618,303	75,844	165,228	83,899
Sale commitments:	35,526,936	-	7,752,844	-
- Interbank market	19,021,101	1,305,343	5,125,828	-
- Foreign currency	15,963,376	9,582,827	2,545,687	-
- Other	542,459	-	81,329	-

Forward contracts
Purchase commitments:	10,514,802	-	29,441,835	-
- Foreign currency	10,229,820	-	17,231,322	8,329,381
- Other	284,982	-	12,210,513	12,023,617
Sale commitments:	14,750,596	-	9,088,837	-
- Foreign currency	13,928,597	3,698,777	8,901,941	-
- Other	821,999	537,017	186,896	-

Swap contracts
Assets (long position):	68,484,415	-	103,292,594	-
- Interbank market	10,032,621	6,613,940	38,085,577	12,278,692
- Fixed rate	48,831,223	21,265,607	48,154,490	21,897,851
- Foreign currency	7,977,308	1,460,705	14,154,673	1,898,902
- IGPM	692,450	-	1,034,949	-
- Other	950,813	-	1,862,905	-
Liabilities (short position):	41,245,199	-	67,656,938	-
- Interbank market	3,418,681	-	25,806,885	-
- Fixed rate	27,565,616	-	26,256,639	-
- Foreign currency (2)	6,516,603	-	12,255,771	-
- IGPM	808,000	115,550	1,153,516	118,567
- Other	2,936,299	1,985,486	2,184,127	321,222

Derivatives include operations maturing in D+1.

(1) Includes, cash flow hedges to protect CDI-related funding totaling R$6,646,749 thousand (Note 7f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$46,971,885 thousand (R$47,381,064 thousand in 2016).

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On September 30 - R$ thousand
	2017			2016
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	19,267,953	(4,953,981)	14,313,972	23,966,273	(9,906,241)	14,060,032
Adjustment receivable - future	13,206	-	13,206	3,112	-	3,112
Receivable forward purchases	102,070	-	102,070	1,241,401	-	1,241,401
Receivable forward sales	1,134,056	-	1,134,056	872,304	-	872,304
Premiums on exercisable options	537,960	(29,036)	508,924	272,450	(16,629)	255,821
Total assets (A)	21,055,245	(4,983,017)	16,072,228	26,355,540	(9,922,870)	16,432,670
Adjustment payables - swaps	(8,931,435)	(4,209,766)	(13,141,201)	(9,201,031)	(1,946,623)	(11,147,654)
Adjustment payables - future	(115,563)	-	(115,563)	(77,972)	-	(77,972)
Payable forward purchases	(593,386)	-	(593,386)	(1,492,282)	-	(1,492,282)
Payable forward sales/other	(473,011)	-	(473,011)	(277,161)	-	(277,161)
Premiums on written options	(401,177)	27,876	(373,301)	(153,927)	3,906	(150,021)
Total liabilities (B)	(10,514,572)	(4,181,890)	(14,696,462)	(11,202,373)	(1,942,717)	(13,145,090)

Net Effect (A-B)	10,540,673	(9,164,907)	1,375,766	15,153,167	(11,865,587)	3,287,580

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Reference Value)

	On September 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Futures contracts (1)	64,549,132	74,071,971	31,049,690	144,038,580	313,709,373	287,952,654
Option contracts	34,590,454	12,051,469	2,511,003	11,088,620	60,241,546	16,536,134
Forward contracts	15,649,471	4,289,681	3,572,253	1,753,993	25,265,398	38,530,672
Swap contracts (1)	7,826,692	6,589,469	7,329,389	87,984,064	109,729,614	170,949,532
Total in 2017	122,615,749	97,002,590	44,462,335	244,865,257	508,945,931
Total in 2016	202,989,926	100,199,441	28,631,645	182,147,980		513,968,992

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On September 30 - R$ thousand
	2017	2016
Government securities
National treasury bills	3,515,144	1,989,627
National treasury notes	4,432,180	4,633,090
Total	7,947,324	6,622,717

V)  Revenues and expenses, net

	Accrued on September 30 - R$ thousand
	2017	2016
Swap contracts (1)	704,774	1,810,009
Forward contracts	(586,370)	108,400
Option contracts	(19,752)	(119,587)
Futures contracts (1) (2)	(518,168)	7,012,863
Foreign exchange variation of assets and liabilities overseas	(542,617)	(3,536,055)
Total (Note 7g)	(962,133)	5,275,630

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and
(2) Includes, in 2016, the results and respective adjustment to the fair value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the fair value of the hedge object (Note 34f).

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On September 30 - R$ thousand
	2017	2016
B3 (stock exchange)	324,806,799	334,597,174
B3 (over-the-counter)	144,380,596	149,087,905
Overseas (stock exchange) (1)	35,398,720	20,468,201
Overseas (over-the-counter) (1)	4,359,816	9,815,712
Total	508,945,931	513,968,992

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On September 30, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$326,510 thousand (R$113,617 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$586,080 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(47,520) thousand (R$(32,462) thousand in 2016) and “derivatives from foreign public debt” is R$(205,920) thousand, amounting to a total net credit risk value of R$659,150 thousand (R$81,155 thousand in 2016), with an effect on the calculation of required shareholders’ equity of R$34,284 thousand (R$11,930 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(3,275) thousand (R$2,044 thousand in 2016). There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)    Cash flow hedge

On September 30, 2017, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts in B3, amounting to R$16,799,041 thousand (R$20,720,589 thousand in 2016), having as object of hedge the securities backed in DI, to the sum of R$16,011,629 thousand (R$19,583,920 thousand in 2016), maturing in 2018 and 2019, making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$89,714 thousand (2016 - R$51,090 thousand), net of tax effects was R$53,828 thousand (R$30,654 thousand in 2016). On September 30, 2017, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on B3 totaling R$6,646,749 thousand, having as object of hedge captures linked to DI, totaling R$6,548,823 thousand and maturities between 2018 and 2020, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$(108,980) thousand, net of tax effects was R$(65,388) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on September 30 - R$ thousand
	2017	2016
Fixed income securities (1)	16,974,908	16,942,283
Interbank investments (Note 6b)	14,838,559	16,377,763
Equity securities (2)	1,005,913	(362,451)
Subtotal	32,819,380	32,957,595
Income from insurance, pension plans and capitalization bonds	23,403,856	26,006,347
Income from derivative financial instruments (Note 7d V)	(962,133)	5,275,630
Total	55,261,103	64,239,572

(1) In the accrued on September 30, 2017, it includes the losses through impairment of financial assets (primarily debentures) in the amount of R$1,766,590 thousand; and
(2) In the accrued on September 30, 2016, it includes the losses through impairment of shares in the amount of R$108,294 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On September 30 - R$ thousand
	Remuneration	2017	2016
Compulsory deposit – demand deposits	not remunerated	6,248,408	7,179,615
Compulsory deposit – savings deposits	savings index	23,957,257	18,796,986
Compulsory deposit – time deposits	Selic rate	38,923,056	19,914,784
Requirement rural loans funds	not remunerated	46,225	-
Additional compulsory deposit – savings deposits	Selic rate	-	5,138,173
Additional compulsory deposit – time deposits	Selic rate	-	11,540,599
Reserve requirement – SFH	TR + interest rate	832,037	732,670
Total		70,006,983	63,302,827

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	Accrued on September 30 - R$ thousand
	2017	2016
Reserve requirement – Bacen (Compulsory deposit)	3,893,085	4,221,584
Reserve requirement – SFH	40,092	35,529
Total	3,933,177	4,257,113

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9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On September 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (A)	% (5)	Total in 2016 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,320,768	12,581,715	10,242,700	17,560,260	24,356,594	65,387,133	148,449,170	36.1	160,079,600	36.4
Financing	4,805,906	4,909,572	4,661,505	8,682,104	18,046,643	85,424,032	126,529,762	30.6	136,355,248	30.9
Agricultural and agribusiness loans	1,762,724	843,898	1,078,395	2,028,431	6,258,620	8,038,487	20,010,555	4.8	20,745,876	4.7
Subtotal	24,889,398	18,335,185	15,982,600	28,270,795	48,661,857	158,849,652	294,989,487	71.5	317,180,724	72.0
Leasing	126,252	114,984	100,603	273,608	432,681	1,079,602	2,127,730	0.5	2,768,049	0.6
Advances on foreign exchange contracts (2)	1,246,558	1,716,458	1,760,126	3,334,600	1,856,336	-	9,914,078	2.4	9,995,142	2.3
Subtotal	26,262,208	20,166,627	17,843,329	31,879,003	50,950,874	159,929,254	307,031,295	74.4	329,943,915	74.9
Other receivables (3)	11,122,181	6,504,287	2,738,189	5,348,275	4,082,594	958,140	30,753,666	7.4	32,179,029	7.3
Total loans	37,384,389	26,670,914	20,581,518	37,227,278	55,033,468	160,887,394	337,784,961	81.8	362,122,944	82.2
Sureties and guarantees (4)	3,838,361	842,369	2,473,016	8,755,560	11,243,053	45,358,919	72,511,278	17.6	76,323,725	17.3
Loan assignment - real estate receivables certificate	38,008	38,007	38,005	109,379	163,237	548,816	935,452	0.2	1,064,204	0.2
Acquisition of credit card receivables	496,797	381,087	171,409	118,837	22,172	-	1,190,302	0.3	890,185	0.2
Loans available for import (4)	96,591	71,674	16,790	51,011	36,274	14,987	287,327	0.1	358,636	0.1
Confirmed exports loans (4)	709	36,137	1,082	20,000	20,000	-	77,928	-	127,120	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	87,964	87,964	-	91,845	-
Total in 2017	41,854,855	28,040,188	23,281,820	46,282,065	66,518,204	206,898,080	412,875,212	100.0
Total in 2016	54,333,666	30,024,254	22,260,793	47,340,994	66,391,352	220,627,600			440,978,659	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2017 (B)	% (5)	Total in 2016 (B)	% (5)
	days	days	days	days	days
Discounted trade receivables and loans (1)	2,318,885	1,137,910	917,832	2,710,406	4,291,527	11,376,560	84.3	14,239,308	83.5
Financing	254,903	212,355	127,027	294,320	223,236	1,111,841	8.2	1,730,293	10.1
Agricultural and agribusiness loans	41,087	83,736	108,188	65,944	67,024	365,979	2.7	455,450	2.7
Subtotal	2,614,875	1,434,001	1,153,047	3,070,670	4,581,787	12,854,380	95.2	16,425,051	96.3
Leasing	6,455	5,609	4,398	9,190	5,662	31,314	0.2	51,124	0.3
Advances on foreign exchange contracts (2)	17,717	25,445	289	62,887	3,189	109,527	0.8	84,071	0.5
Subtotal	2,639,047	1,465,055	1,157,734	3,142,747	4,590,638	12,995,221	96.2	16,560,246	97.1
Other receivables (3)	5,429	55,429	38,173	314,487	101,337	514,855	3.8	492,036	2.9
Total in 2017	2,644,476	1,520,484	1,195,907	3,457,234	4,691,975	13,510,076	100.0
Total in 2016	3,577,570	2,276,146	1,603,957	4,247,966	5,346,643			17,052,282	100.0

	On September 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (C)	% (5)	Total in 2016 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	755,566	607,815	635,947	1,378,313	2,394,583	5,733,369	11,505,593	67.6	12,616,738	64.1
Financing	222,022	189,560	188,205	506,918	844,904	3,163,416	5,115,025	30.0	6,488,858	33.0
Agricultural and agribusiness loans	2,889	2,483	5,097	10,500	91,369	140,193	252,531	1.5	273,962	1.4
Subtotal	980,477	799,858	829,249	1,895,731	3,330,856	9,036,978	16,873,149	99.1	19,379,558	98.5
Leasing	6,073	5,823	5,694	15,567	25,162	48,693	107,012	0.6	167,958	0.9
Subtotal	986,550	805,681	834,943	1,911,298	3,356,018	9,085,671	16,980,161	99.7	19,547,516	99.4
Other receivables (3)	3,989	2,949	2,884	7,010	9,001	20,831	46,664	0.3	126,739	0.6
Total in 2017	990,539	808,630	837,827	1,918,308	3,365,019	9,106,502	17,026,825	100.0
Total in 2016	1,228,247	1,085,617	1,071,830	2,486,358	3,707,688	10,094,515			19,674,255	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)	Total in 2016(A+B+C)	% (5)

Discounted trade receivables and loans (1)	171,331,323	38.5	186,935,646	39.1
Financing	132,756,628	29.9	144,574,399	30.3
Agricultural and agribusiness loans	20,629,065	4.7	21,475,288	4.5
Subtotal	324,717,016	73.1	352,985,333	73.9
Leasing	2,266,056	0.5	2,987,131	0.6
Advances on foreign exchange contracts (2) (Note 10a)	10,023,605	2.3	10,079,213	2.1
Subtotal	337,006,677	75.9	366,051,677	76.6
Other receivables (3)	31,315,185	7.1	32,797,804	6.9
Total loans	368,321,862	83.0	398,849,481	83.5
Sureties and guarantees (4)	72,511,278	16.4	76,323,725	16.0
Loan assignment - real estate receivables certificate	935,452	0.2	1,064,204	0.2
Acquisition of credit card receivables	1,190,302	0.3	890,185	0.2
Loans available for import (4)	287,327	0.1	358,636	0.1
Confirmed exports loans (4)	77,928	-	127,120	-
Co-obligation from assignment of rural loan (4)	87,964	-	91,845	-
Total in 2017	443,412,113	100.0	-
Total in 2016			477,705,196	100.0

(1) Including credit card loans and advances on credit card receivables of R$15,805,281 thousand (R$17,456,964 thousand in 2016);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$24,133,529 thousand (R$23,084,731 thousand in 2016);
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)

Discounted trade receivables and loans	21,709,509	74,740,224	13,324,388	26,339,905	8,277,678	4,819,820	3,419,004	2,489,257	16,211,538	171,331,323	46.6	186,935,646	46.9
Financing	79,057,577	21,096,625	16,495,287	8,543,902	2,898,000	1,553,046	529,602	336,256	2,246,333	132,756,628	36.0	144,574,399	36.2
Agricultural and agribusiness loans	6,851,613	4,045,316	6,873,087	1,612,286	795,601	192,779	28,092	31,293	198,998	20,629,065	5.6	21,475,288	5.4
Subtotal	107,618,699	99,882,165	36,692,762	36,496,093	11,971,279	6,565,645	3,976,698	2,856,806	18,656,869	324,717,016	88.2	352,985,333	88.5
Leasing	306,951	420,225	1,297,122	50,184	31,315	29,784	24,626	18,612	87,237	2,266,056	0.6	2,987,131	0.8
Advances on foreign exchange contracts (2)	3,318,470	2,201,060	1,658,442	2,217,433	68,676	259,809	165,532	62,823	71,360	10,023,605	2.7	10,079,213	2.5
Subtotal	111,244,120	102,503,450	39,648,326	38,763,710	12,071,270	6,855,238	4,166,856	2,938,241	18,815,466	337,006,677	91.5	366,051,677	91.8
Other receivables	4,328,343	19,643,210	2,722,891	3,228,408	218,341	121,750	92,515	41,572	918,155	31,315,185	8.5	32,797,804	8.2
Total in 2017	115,572,463	122,146,660	42,371,217	41,992,118	12,289,611	6,976,988	4,259,371	2,979,813	19,733,621	368,321,862	100.0
%	31.4	33.2	11.5	11.4	3.3	1.9	1.2	0.8	5.4	100.0
Total in 2016	121,865,827	137,840,390	48,704,942	42,109,358	12,211,867	6,131,898	3,515,427	3,063,920	23,405,852			398,849,481	100.0
%	30.5	34.5	12.2	10.6	3.1	1.5	0.9	0.8	5.9			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 10a.

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c)   Maturity ranges and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	-	-	1,179,288	2,889,648	2,363,475	1,676,703	1,871,100	1,097,774	5,948,837	17,026,825	100.0	19,674,255	100.0
1 to 30	-	-	149,149	189,764	125,546	73,958	67,705	56,722	327,695	990,539	5.8	1,228,247	6.2
31 to 60	-	-	124,159	144,978	92,953	60,676	57,923	49,895	278,046	808,630	4.7	1,085,617	5.5
61 to 90	-	-	95,477	129,785	91,777	71,915	129,220	47,711	271,942	837,827	4.9	1,071,830	5.5
91 to 180	-	-	186,300	331,202	246,313	168,536	157,583	123,859	704,515	1,918,308	11.3	2,486,358	12.6
181 to 360	-	-	229,144	595,519	445,397	321,992	317,161	210,633	1,245,173	3,365,019	19.8	3,707,688	18.9
More than 360	-	-	395,059	1,498,400	1,361,489	979,626	1,141,508	608,954	3,121,466	9,106,502	53.5	10,094,515	51.3
Past-due installments (2)	-	-	416,250	1,846,937	1,204,732	921,097	990,964	957,455	7,172,641	13,510,076	100.0	17,052,282	100.0
1 to 14	-	-	10,254	824,839	105,096	78,297	40,335	26,288	244,500	1,329,609	9.8	1,894,567	11.1
15 to 30	-	-	394,423	491,171	103,850	60,106	35,441	32,311	197,565	1,314,867	9.7	1,683,003	9.9
31 to 60	-	-	11,573	505,675	399,420	137,417	66,771	52,952	346,676	1,520,484	11.3	2,276,146	13.4
61 to 90	-	-	-	15,521	565,200	139,872	83,191	60,039	332,084	1,195,907	8.9	1,603,957	9.4
91 to 180	-	-	-	9,731	31,166	494,133	735,465	756,645	1,430,094	3,457,234	25.6	4,247,966	24.9
181 to 360	-	-	-	-	-	11,272	29,761	29,220	4,510,679	4,580,932	33.9	5,047,671	29.6
More than 360	-	-	-	-	-	-	-	-	111,043	111,043	0.8	298,972	1.8
Subtotal	-	-	1,595,538	4,736,585	3,568,207	2,597,800	2,862,064	2,055,229	13,121,478	30,536,901		36,726,537
Specific provision	-	-	15,956	142,097	356,821	779,340	1,431,032	1,438,660	13,121,478	17,285,384		21,183,404

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	115,572,463	122,146,660	40,775,679	37,255,533	8,721,404	4,379,188	1,397,307	924,584	6,612,143	337,784,961	100.0	362,122,944	100.0
1 to 30	8,096,119	18,815,715	3,470,509	5,243,233	592,583	183,589	91,086	72,624	818,931	37,384,389	11.1	39,993,616	11.0
31 to 60	7,062,503	11,781,465	2,289,883	4,361,024	275,808	353,485	91,569	142,224	312,953	26,670,914	7.9	29,356,601	8.1
61 to 90	5,395,122	8,676,422	2,409,764	2,692,938	291,944	525,690	326,469	27,635	235,534	20,581,518	6.1	21,185,251	5.9
91 to 180	10,279,928	13,847,457	5,349,953	5,204,638	788,664	805,018	136,928	65,546	749,146	37,227,278	11.0	41,836,752	11.6
181 to 360	17,424,074	21,419,214	6,389,445	6,376,084	1,812,271	637,596	155,764	92,100	726,920	55,033,468	16.3	56,185,702	15.5
More than 360	67,314,717	47,606,387	20,866,125	13,377,616	4,960,134	1,873,810	595,491	524,455	3,768,659	160,887,394	47.6	173,565,022	47.9
Generic provision	-	610,733	407,756	1,117,666	872,140	1,313,756	698,654	647,209	6,612,143	12,280,057		11,651,388
Total in 2017 (2)	115,572,463	122,146,660	42,371,217	41,992,118	12,289,611	6,976,988	4,259,371	2,979,813	19,733,621	368,321,862		-
Existing provision	-	690,807	461,059	1,409,973	1,934,079	5,079,104	4,202,252	2,965,533	19,733,621	36,476,428		-
Minimum required provision	-	610,733	423,712	1,259,763	1,228,961	2,093,096	2,129,686	2,085,869	19,733,621	29,565,441		-
Excess provision (3)	-	80,074	37,347	150,210	705,118	2,986,008	2,072,566	879,664	-	6,910,987		-
Total in 2016 (2)	121,865,827	137,840,390	48,704,942	42,109,358	12,211,867	6,131,898	3,515,427	3,063,921	23,405,852			398,849,481
Existing provision	-	872,751	610,757	3,671,195	3,189,162	3,062,526	2,452,351	3,061,450	23,405,852			40,326,044
Minimum required provision	-	697,111	485,059	1,271,189	1,221,187	1,839,569	1,765,622	2,149,203	23,405,852			32,834,792
Excess provision (4)	-	175,640	125,698	2,400,006	1,967,975	1,222,957	686,729	912,247	-			7,491,252

(1) Percentage of maturities by type of installment;
(2) The total includes performing loans of R$337,784,961 thousand (R$362,122,944 thousand in 2016) and non-performing loans of R$30,536,901 thousand (R$36,726,537 thousand in 2016);
(3) Up to December 31, 2016, the excess provision was allocated prioritizing the operations with higher risk ratings, limited to the minimum percentage of provisioning of the subsequent rating. As of January 2017, the allocation of the excess provision will prioritize the operations that are in the higher risk ratings, but limited to 100% of the risk value; and
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$2,268,685 thousand on September 30, 2016. Pursuant to Resolution No. 4,512/16, the amount of R$604,623 thousand was allocated to a specific account in January 2017.

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d)   Concentration of loans

	On September 30 - R$ thousand
	2017	% (1)	2016	% (1)
Largest borrower	9,164,562	2.5	8,632,066	2.2
10 largest borrowers	30,602,695	8.3	32,175,614	8.1
20 largest borrowers	47,214,770	12.8	48,473,796	12.2
50 largest borrowers	68,640,954	18.6	73,074,567	18.3
100 largest borrowers	84,954,505	23.0	92,445,880	23.2

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On September 30 - R$ thousand
	2017	%	2016	%
Public sector	9,427,498	2.6	8,632,066	2.2
Oil, derivatives and aggregate activities	9,164,562	97.2	8,632,066	100.0
Production and distribution of electricity	1,746	-	-	-
Other industries	261,190	2.8	-	-
Private sector	358,894,364	97.4	390,217,415	97.8
Companies	188,427,151	51.2	221,202,963	55.5
Real estate and construction activities	28,556,374	15.2	32,971,059	14.9
Retail	21,511,818	11.4	27,023,468	12.2
Services	16,872,220	9.0	20,109,816	9.1
Transportation and concession	14,116,957	7.5	17,248,663	7.8
Automotive	12,439,148	6.6	13,617,022	6.2
Food products	9,645,832	5.1	10,410,526	4.7
Wholesale	9,475,078	5.0	14,619,263	6.6
Production and distribution of electricity	7,452,568	4.0	8,181,561	3.7
Iron and steel industry	7,537,461	4.0	7,868,783	3.6
Sugar and alcohol	6,652,816	3.5	6,912,496	3.1
Holding	5,800,975	3.1	6,067,299	2.7
Capital goods	4,411,336	2.3	5,027,639	2.3
Pulp and paper	3,246,656	1.7	3,969,886	1.8
Chemical	3,437,386	1.8	4,617,662	2.1
Cooperative	3,219,751	1.7	2,066,895	0.9
Financial	2,854,201	1.5	3,591,966	1.6
Leisure and tourism	2,733,439	1.5	3,299,712	1.5
Textiles	2,278,577	1.2	3,112,652	1.4
Agriculture	2,482,516	1.3	2,626,768	1.2
Oil, derivatives and aggregate activities	2,354,651	1.2	2,637,631	1.2
Other industries	21,347,391	11.3	25,222,196	11.4
Individuals	170,467,213	46.3	169,014,452	42.4
Total	368,321,862	100.0	398,849,481	100.0

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f)    Breakdown of loans and allowance for loan losses

Level of risk	On September 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)	% 2016 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	115,572,463	115,572,463	31.3	31.3	30.5
A	-	-	-	122,146,660	122,146,660	33.2	64.5	65.0
B	416,250	1,179,288	1,595,538	40,775,679	42,371,217	11.5	76.0	77.2
C	1,846,937	2,889,648	4,736,585	37,255,533	41,992,118	11.4	87.4	87.8
Subtotal	2,263,187	4,068,936	6,332,123	315,750,335	322,082,458	87.4
D	1,204,732	2,363,475	3,568,207	8,721,404	12,289,611	3.3	90.7	90.9
E	921,097	1,676,703	2,597,800	4,379,188	6,976,988	1.9	92.6	92.4
F	990,964	1,871,100	2,862,064	1,397,307	4,259,371	1.2	93.8	93.3
G	957,455	1,097,774	2,055,229	924,584	2,979,813	0.8	94.6	94.1
H	7,172,641	5,948,837	13,121,478	6,612,143	19,733,621	5.4	100.0	100.0
Subtotal	11,246,889	12,957,889	24,204,778	22,034,626	46,239,404	12.6
Total in 2017	13,510,076	17,026,825	30,536,901	337,784,961	368,321,862	100.0
%	3.7	4.6	8.3	91.7	100.0
Total in 2016	17,052,282	19,674,255	36,726,537	362,122,944	398,849,481
%	4.3	4.9	9.2	90.8	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

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Level of risk	On September 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess provision (2)	Existing	% 2017 YTD (1)	% 2016 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	610,733	610,733	80,074	690,807	0.6	0.6
B	1.0	4,163	11,793	15,956	407,756	423,712	37,347	461,059	1.1	1.3
C	3.0	55,408	86,689	142,097	1,117,666	1,259,763	150,210	1,409,973	3.4	8.7
Subtotal		59,571	98,482	158,053	2,136,155	2,294,208	267,631	2,561,839	0.8	1.5
D	10.0	120,473	236,348	356,821	872,140	1,228,961	705,118	1,934,079	15.7	26.1
E	30.0	276,329	503,011	779,340	1,313,756	2,093,096	2,986,008	5,079,104	72.8	49.9
F	50.0	495,482	935,550	1,431,032	698,654	2,129,686	2,072,566	4,202,252	98.7	69.8
G	70.0	670,218	768,442	1,438,660	647,209	2,085,869	879,664	2,965,533	99.5	99.9
H	100.0	7,172,641	5,948,837	13,121,478	6,612,143	19,733,621	-	19,733,621	100.0	100.0
Subtotal		8,735,143	8,392,188	17,127,331	10,143,902	27,271,233	6,643,356	33,914,589	73.3	72.8
Total in 2017		8,794,714	8,490,670	17,285,384	12,280,057	29,565,441	6,910,987	36,476,428	9.9
%		24.1	23.3	47.4	33.7	81.1	18.9	100.0
Total in 2016		12,175,886	9,007,518	21,183,404	11,651,388	32,834,792	7,491,252	40,326,044		10.1
%		30.2	22.3	52.5	28.9	81.4	18.6	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk; and
(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$2,268,685 thousand on September 30, 2016. Pursuant to Resolution No. 4,512/16, in January 2017, the amount of R$604,623 thousand was allocated to a specific account in “Other Liabilities - Sundry” (Note 19b).

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2017	2016
- Specific provision (1)	22,386,423	14,196,821
- Generic provision (2)	10,737,580	8,811,051
- Excess provision (3) (4)	7,490,351	6,408,728
- Loans	4,429,361	5,714,544
- Guarantees provided (4)	3,060,990	694,184
Opening balance on December 31	40,614,354	29,416,600
Accounting for allowance for loan losses (5)	19,717,425	17,967,705
Accounting for/reversal of provisions for guarantees provided (4)	(3,060,990)	1,175,348
Net write-offs/other	(20,794,361)	(15,506,922)
Balance originating from an acquired institution (6)	-	7,273,313
Closing balance on September 30	36,476,428	40,326,044
- Specific provision (1)	17,285,384	21,183,404
- Generic provision (2)	12,280,057	11,651,388
- Excess provision (3)	6,910,987	7,491,252
- Loans	6,910,987	5,222,567
- Guarantees provided	-	2,268,685

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision”;
(5) Includes, on September 30, 2017, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item; and

(6) Represented by HSBC Brasil (Note 34f).

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on September 30 - R$ thousand
	2017	2016
Amount recognized (1) (2)	17,261,058	19,143,053
Amount recovered (3) (4)	(5,446,171)	(3,769,131)
Allowance for Loan Losses expense net of amounts recovered	11,814,887	15,373,922

(1) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of ALL “excess provision”;
(2) In the accrued on September 30, 2017, it refers to the formation of allowance for loan losses, in the amount of R$19,717,425 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 9g);

(3) Classified in income from loans (Note 9j); and
(4) In the accrued on September 30, 2017, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$7,866,440 thousand, whose sale value was R$88,226 thousand.

i)    Changes in the renegotiated portfolio

	R$ thousand
	2017	2016
Opening balance on December 31	17,501,423	12,728,723
Amount renegotiated	12,891,134	12,264,845
Amount received	(7,623,306)	(5,450,169)
Write-offs	(4,698,873)	(3,764,538)
Closing balance on September 30	18,070,378	15,778,861
Allowance for loan losses	13,737,277	10,278,115
Percentage on renegotiated portfolio	76.0%	65.1%

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j)    Income from loans and leasing

	Accrued on September 30 - R$ thousand
	2017	2016
Discounted trade receivables and loans	36,164,924	37,455,337
Financing	12,577,410	12,338,399
Agricultural and agribusiness loans	1,256,438	1,388,721
Subtotal	49,998,772	51,182,457
Recovery of credits charged-off as losses	5,446,171	3,769,131
Subtotal	55,444,943	54,951,588
Leasing, net of expenses	190,410	275,414
Total	55,635,353	55,227,002

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On September 30 - R$ thousand
	2017	2016
Assets – other receivables
Exchange purchases pending settlement	15,839,537	15,654,047
Foreign exchange and forward documents in foreign currencies	4,083	24,807
Exchange sale receivables	4,954,077	8,189,562
(-) Advances in domestic currency received	(436,567)	(285,166)
Income receivable on advances granted	163,818	172,465
Total	20,524,948	23,755,715
Liabilities – other liabilities
Exchange sales pending settlement	4,936,100	7,741,507
Exchange purchase payables	15,906,193	16,433,225
(-) Advances on foreign exchange contracts	(10,023,605)	(10,079,213)
Other	4,035	11,644
Total	10,822,723	14,107,163
Net foreign exchange portfolio	9,702,225	9,648,552
Off-balance-sheet accounts:
- Loans available for import	287,327	358,636
- Confirmed exports loans	77,928	127,120

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on September 30 - R$ thousand
	2017	2016
Foreign exchange income	1,540,460	(2,793,407)
Adjustments:
- Income on foreign currency financing (1)	111,549	93,326
- Income on export financing (1)	1,633,950	1,745,095
- Income on foreign investments (2)	23,738	3,724
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(748,753)	(1,834)
- Funding expenses (4)	(1,272,192)	(1,246,987)
- Other (5)	20,802	4,162,805
Total adjustments	(230,906)	4,756,129
Adjusted foreign exchange income	1,309,554	1,962,722

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On September 30 - R$ thousand
	2017	2016
Deferred tax assets (Note 33c)	54,082,393	50,170,517
Credit card operations	25,323,832	23,974,916
Debtors for escrow deposits	17,535,828	16,039,251
Trade and credit receivables (1)	6,760,564	10,073,455
Prepaid taxes	7,093,860	7,912,891
Other debtors	4,855,776	3,250,804
Payments to be reimbursed	808,890	1,206,082
Receivables from sale of assets	158,530	98,162
Other	1,049,620	665,219
Total	117,669,293	113,391,297

(1) Primarily includes receivables from the acquisition of financial assets from loans and advances on receivables.

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Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On September 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017	2016
Real estate	1,644,356	(331,023)	1,313,333	1,221,813
Vehicles and similar	638,375	(356,339)	282,036	318,003
Goods subject to special conditions	647,722	(647,722)	-	-
Inventories/warehouse	25,915	-	25,915	42,870
Machinery and equipment	12,467	(11,229)	1,238	9,777
Other	21,339	(18,478)	2,861	7,288
Total in 2017	2,990,174	(1,364,791)	1,625,383
Total in 2016	2,787,704	(1,187,953)		1,599,751

b)   Prepaid expenses

	On September 30 - R$ thousand
	2017	2016
Deferred insurance acquisition costs (1)	1,194,697	2,048,874
Commission on the placement of loans and financing (2)	413,809	509,633
Advertising and marketing expenses (3)	55,418	53,343
Other (4)	1,007,625	1,291,477
Total	2,671,549	3,903,327

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On September 30 - R$ thousand
	2017	2016
- Cielo S.A.	4,120,631	3,762,320
- Elo Participações S.A.	1,080,789	935,665
- Fleury S.A.	677,980	523,113
- IRB-Brasil Resseguros S.A. (Nota 34h)	509,802	626,990
- Swiss Re Corporate Solutions Brasil (Nota 34g)	483,360	-
- Aquarius Participações S.A.	345,085	309,480
- Haitong Banco de Investimento do Brasil S.A.	114,275	130,967
- Others	400,571	379,236
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,732,493	6,667,771
- Tax incentives	234,717	234,717
- Other investments	168,715	169,872
Provision for:
- Tax incentives	(207,933)	(207,933)
- Other investments	(46,820)	(46,895)
Total investments	7,881,172	6,817,532

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Notes to the Consolidated Financial Statements

b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond, in accrued on September 30, 2017, to R$1,134,809 thousand (R$1,262,054 thousand in 2016).

Companies	Accrued on September 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN)			2017	2016
- Elo Participações S.A. (2)	930,000	2,161,146	372	-	50.01%	318,378	159,221	164,729
- IRB-Brasil Resseguros S.A. (3)	1,953,080	3,347,354	47,520	-	15.23%	960,572	137,703	94,704
- Aquarius Participações S.A.	518,592	704,255	254,110	-	49.00%	166,233	81,454	45,873
- Haitong Banco de Investimento do Brasil S.A.	420,000	571,375	12,734	12,734	20.00%	(71,035)	(14,207)	2,918
- Others (4)							770,638	953,830
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							1,134,809	1,262,054

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Based on financial information from the previous month; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.).

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Notes to the Consolidated Financial Statements

13)    PREMISES AND EQUIPMENT

	On September 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017	2016
Property and equipment:
- Buildings	4%	1,783,919	(615,806)	1,168,113	1,210,617
- Land	-	853,191	-	853,191	863,550
Facilities, furniture and premises and equipment	10%	4,985,612	(2,595,375)	2,390,237	2,477,093
Security and communication systems	10%	344,980	(207,504)	137,476	133,529
Data processing systems	20 to 40%	6,876,750	(4,418,415)	2,458,335	1,830,642
Transportation systems	20%	88,064	(46,654)	41,410	62,189
Fixed Assets in course	-	200,667	-	200,667	118,438
Total in 2017		15,133,183	(7,883,754)	7,249,429
Total in 2016		14,438,467	(7,742,409)		6,696,058

The fixed assets to shareholders’ equity ratio is 38.9% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$9,911,754 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,867,213 thousand recognized in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and jointly controlled companies (Cielo/Fleury/Swiss Re), which will be amortized as realized; and (ii) R$8,044,541 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the accrued on September 30, 2017, goodwill was amortized totaling R$1,800,954 thousand (R$523,805 thousand in 2016) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On September 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017	2016
Acquisition of financial services rights	Contract	5,804,314	(2,515,431)	3,288,883	2,406,916
Software (2)	20%	11,197,347	(7,420,380)	3,776,967	4,129,386
Goodwill (3)	Up to 20%	11,498,909	(3,454,368)	8,044,541	10,221,681
Other	Contract	68,462	(37,480)	30,982	49,532
Total in 2017		28,569,032	(13,427,659)	15,141,373
Total in 2016		28,825,233	(12,017,718)		16,807,515

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On September 30, 2017, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$612,800 thousand, Odontoprev - R$94,866 thousand, Bradescard Mexico - R$17,173 thousand, Europ Assistance - R$4,226 thousand, Bradesco BBI S.A. - R$116,824 thousand; and Kirton Bank - R$7,178,865 thousand.

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c)   Changes in intangible assets by type

	On September 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,503,457	1,531,858	(746,432)	3,288,883
Software	3,945,244	842,558	(1,010,835)	3,776,967
Goodwill – Future profitability (1)	4,763,606	-	(731,609)	4,031,997
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(700,162)	2,781,800
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	-	(369,183)	1,230,744
Other	44,589	(12,300)	(1,307)	30,982
Total in 2017	16,338,785	2,362,116	(3,559,528)	15,141,373
Total in 2016	7,072,522	11,834,593	(2,099,600)	16,807,515

(1) It takes into account the effects of the final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil.

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
● Demand deposits (1)	30,326,471	-	-	-	30,326,471	32,678,904
● Savings deposits (1)	98,223,969	-	-	-	98,223,969	93,289,392
● Interbank deposits	1,099,862	399,469	12,973	48,402	1,560,706	755,853
● Time deposits (2)	6,068,874	11,247,287	9,591,129	102,572,678	129,479,968	113,230,791
Total in 2017	135,719,176	11,646,756	9,604,102	102,621,080	259,591,114
%	52.3	4.5	3.7	39.5	100.0
Total in 2016	135,442,585	19,994,711	13,281,910	71,235,734		239,954,940
%	56.5	8.3	5.5	29.7		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Own portfolio	67,294,473	23,553,685	5,764,299	11,316,218	107,928,675	113,972,699
● Government securities	55,379,755	160,470	9,623	-	55,549,848	23,050,187
● Debentures of own issuance	4,135,742	23,166,550	5,365,581	10,773,573	43,441,446	82,352,420
● Foreign	7,778,976	226,665	389,095	542,645	8,937,381	8,570,092
Third-party portfolio (1)	128,585,158	-	-	-	128,585,158	118,339,819
Unrestricted portfolio (1)	7,600,257	2,468,598	-	-	10,068,855	9,352,525
Total in 2017	203,479,888	26,022,283	5,764,299	11,316,218	246,582,688
%	82.5	10.6	2.3	4.6	100.0
Total in 2016	158,595,200	36,046,834	9,065,465	37,957,544		241,665,043
%	65.6	14.9	3.8	15.7		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Securities – Brazil:
- Financial bills	1,196,764	27,607,458	22,828,132	43,998,555	95,630,909	110,884,678
- Letters of credit for real estate	1,421,939	5,005,659	15,903,559	6,212,666	28,543,823	28,206,828
- Letters of credit for agribusiness	897,117	2,991,316	1,856,656	1,726,930	7,472,019	8,171,157
Subtotal	3,515,820	35,604,433	40,588,347	51,938,151	131,646,751	147,262,663
Securities – Overseas:						-
- Securitization of future flow of money orders received from overseas	8,815	227,794	481,234	1,783,968	2,501,811	3,287,604
- MTN Program Issues (1)	5,233	-	27,269	360,989	393,491	2,804,835
- Obligations through securities abroad	-	-	-	-	-	124,818
- Issuance costs	-	-	-	(21,295)	(21,295)	(30,390)
Subtotal	14,048	227,794	508,503	2,123,662	2,874,007	6,186,867
Structured Operations Certificates	13,244	73,480	75,198	150,053	311,975	526,390
Total in 2017	3,543,112	35,905,707	41,172,048	54,211,866	134,832,733	-
%	2.6	26.6	30.5	40.3	100.0	-
Total in 2016	7,347,890	35,568,643	49,869,374	61,190,013		153,975,920
%	4.8	23.1	32.4	39.7		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on September 30 - R$ thousand
	2017	2016
Savings deposits	4,473,860	4,986,138
Time deposits	6,188,198	6,181,838
Securities sold under agreements to repurchase	19,549,633	19,912,050
Funds from issuance of securities	10,501,035	10,494,903
Subordinated debts (Note 18)	4,067,088	6,087,752
Other funding expenses	429,462	351,301
Subtotal	45,209,276	48,013,982
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	14,832,886	16,242,904
Total	60,042,162	64,256,886

16)    BORROWING AND ONLENDING

a)   Borrowing

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil	1,721	-	-	1,846	3,567	33,886
– Official Institutions	-	-	-	-	-	4,181
- Other institutions	1,721	-	-	1,846	3,567	29,705
Overseas	3,294,048	9,933,426	6,105,341	1,268,844	20,601,659	25,785,278
Total in 2017	3,295,769	9,933,426	6,105,341	1,270,690	20,605,226
%	16.0	48.2	29.6	6.2	100.0
Total in 2016	2,737,170	13,717,771	6,838,896	2,525,327		25,819,164
%	10.6	53.1	26.5	9.8		100.0

b)   Onlending

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil	1,002,116	3,997,175	6,321,022	20,145,050	31,465,363	36,985,676
- FINAME	674,658	2,570,350	2,963,916	11,455,707	17,664,631	22,888,272
- BNDES	325,148	1,426,825	3,206,542	8,689,343	13,647,858	13,870,598
- National Treasury	2,090	-	149,245	-	151,335	225,206
- Other institutions	220	-	1,319	-	1,539	1,600
Total in 2017	1,002,116	3,997,175	6,321,022	20,145,050	31,465,363
%	3.2	12.7	20.1	64.0	100.0
Total in 2016	1,054,448	4,546,064	5,788,751	25,596,413		36,985,676
%	2.9	12.3	15.7	69.1		100.0

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c)     Borrowing and onlending expenses

	Accrued on September 30 - R$ thousand
	2017	2016
Borrowing:
- In Brazil	446,115	507,238
- Overseas	(1,057,973)	(11,457,132)
- Exchange variation from assets and liabilities overseas	771,222	5,854,903
Subtotal borrowing	159,364	(5,094,991)
Onlending in Brazil:
- BNDES	860,236	725,314
- FINAME	519,436	480,433
- National Treasury	5,111	9,328
- Other institutions	36	77
Onlending overseas:
- Payables to foreign bankers (Note 10a)	748,753	1,834
- Other expenses with foreign onlending	-	4,486
Subtotal onlending	2,133,572	1,221,472
Total	2,292,936	(3,873,519)

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$2,460,959 thousand (R$2,271,887 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$1,817,340 thousand (R$1,797,873 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$1,451,758 thousand (R$1,148,300 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

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-        INSS Autonomous Brokers – R$636,204 thousand (R$867,066 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-          INSS – Contribution to SAT – R$396,187 thousand (R$263,701 thousand in 2016): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

In this quarter, the Organization adhered to the Special Tax Regularization Program (PERT), established by Provisional Measure No. 783/17, which provides for the settlement by means of payment and installment payment of its tax and social security obligations with the Brazilian Federal Revenue Service and the National Treasury Attorney-General’s Office (PGFN) of debts due up to April 30, 2017, resulting in a negative net effect of R$ 192,510 thousand in the result. On October 24, 2017, the MP No. 783/17 was converted into Law No. 1396/17 and was amended; however, no relevant impacts on the Organization.

IV -   Provisions by nature

	On September 30 - R$ thousand
	2017	2016
Labor claims	5,425,861	4,948,293
Civil claims	5,171,045	4,826,060
Provision for tax risks	7,738,083	8,718,162
Total (1)	18,334,989	18,492,515

(1) Note 19b.

V -    Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,238
Adjustment for inflation	482,463	359,382	419,350
Provisions, net of (reversals and write-offs)	720,737	521,714	(759,329)
Payments	(879,071)	(713,491)	(109,176)
Balance on September 30, 2017	5,425,861	5,171,045	7,738,083

(1) Mainly include legal obligations; and
(2) Includes, reversals of provisions relating to: (i) PIS proceeding, related to the offset of amounts unduly paid in the amount of R$268,729 thousand; (ii) IRPJ/CSLL on loan losses, in the amount of R$181,266 thousand; and (iii) Favorable decision in the process of social security contribution regarding the remuneration paid to accredited dentists (INSS Autonomous Brokers), in the amount of R$ 348,820 thousand.

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c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$6,063,812 thousand (R$5,481,428 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,852,685 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,482,349 thousand (R$2,224,386 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,443,814 thousand (R$970,714 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,385,724 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$692,209 thousand (R$1,102,111 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$512,086 thousand (R$450,554 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

I -   In May 2016, the indictment of three members of Bradesco’s Board of Executive Officers was carried out by the Brazilian Federal Police under the so-called “Operation Zelotes.” In July 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers and a former member of its Board of Directors that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for final allegations and the decision of the first degree court.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause. This procedure is under appeal to STJ (Superior Court of Justice). The same habeas corpus was extended to the former member of the Board of Directors, previously indicted.

Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

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On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss process, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco, and on September 29, 2017, the Judge decided the following: (i) the Court partially upheld and rejected the termination request, limiting the proposed class to investors who purchased American Depositary Shares ("ADS") Bradesco between August 8, 2014 and July 27, 2016; and (ii) the Court granted to the Lead Plaintiff a 30-day term to present an addendum to the initial request. After said term, on October 30, 2017, the Lead Plaintiff informed the Judge that will not present any amendments. Thus, the demand will lead to the discovery phase, so the limitation of the aforementioned class would be maintained. Given the current phase of the demand, it is not possible to perform a risk analysis and, besides, there are no elements to support the assessment of the amount of said risk.

II -  The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

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18)    SUBORDINATED DEBT

	On September 30 - R$ thousand
	Original term in years	Nominal amount	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	60,531	54,809
2016 (1)	10	500,000	-	1,451,942
Financial bills:				-
2016 (1)	6	80,879	-	174,126
2017 (2)	6	427,178	767,331	10,772,362
2018	6	8,262,799	10,126,549	9,839,884
2019	6	21,858	35,399	32,685
2017 (2)	7	20,100	50,562	93,253
2018	7	141,050	307,714	286,854
2019	7	3,172,835	3,510,287	3,523,648
2020	7	1,700	2,744	2,569
2022	7	4,305,011	5,500,025	4,896,709
2023	7	1,359,452	1,663,007	1,470,325
2024	7	67,450	72,226	-
2018	8	50,000	115,516	109,389
2019	8	12,735	27,359	24,516
2020	8	28,556	53,173	48,206
2021	8	1,236	1,988	1,866
2023	8	1,706,846	2,212,508	1,944,376
2024 (3)	8	136,695	155,793	106,752
2025	8	6,193,653	6,508,395	-
2021	9	7,000	12,873	11,402
2024	9	4,924	6,414	5,601
2025 (3)	9	400,944	448,046	224,430
2021	10	19,200	39,416	36,404
2022	10	54,143	97,145	89,326
2023	10	688,064	1,047,686	993,824
2025	10	284,137	378,815	331,521
2026 (3)	10	361,196	428,495	379,749
2027 (3)	10	258,743	268,610	-
2026	11	3,400	4,124	3,876
2027 (3)	11	47,046	52,870	15,868
2028 (3)	11	73,764	74,369	-
Perpetual	-	5,000,000	5,526,103	5,679,049
Subtotal in Brazil			39,556,073	42,605,321
Overseas:				-
2019	10	1,333,575	2,376,891	2,435,563
2021	11	2,766,650	5,120,608	5,243,150
2022	11	1,886,720	3,494,113	3,578,649
Issuance costs on funding			(13,843)	(19,140)
Subtotal overseas			10,977,769	11,238,222
Total (4) (5)			50,533,842	53,843,543

(1) Subordinated debt transactions that matured in 2016;
(2) In 2016, it includes subordinated debt operations due in 2017;
(3) New issues of financial letters, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$23,299,800 thousand (R$15,058,256 thousand in 2016), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(5) The information on results are presented on Note 15d, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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Notes to the Consolidated Financial Statements

19)    OTHER LIABILITIES

a)   Tax and social security

	On September 30 - R$ thousand
	2017	2016
Provision for deferred income tax (Note 33f)	5,367,062	3,924,081
Taxes and contributions on profit payable	3,103,184	2,394,676
Taxes and contributions payable	1,430,897	1,170,997
Total	9,901,143	7,489,754

b)   Sundry

	On September 30 - R$ thousand
	2017	2016
Credit card operations (1)	6,583,878	6,794,186
Civil, tax and labor provisions (Note 17b) (2)	18,334,989	18,492,515
Loan assignment obligations	8,381,608	8,221,498
Provision for payments	9,007,351	7,914,851
Sundry creditors	4,690,367	6,831,579
Liabilities for acquisition of assets and rights	1,302,807	808,123
Obligations by quotas of investment funds	1,456,773	443,017
Other (3)	4,160,321	5,171,996
Total	53,918,094	54,677,765

(1) According to Bacen Circular Letter No. 3.828/17, which changes the accounting in payment arrangements (Credit Card Transactions), in September 2017, part of these transactions were classified under "Interbank accounts" in the amount of R$ 17,018,635 thousand. For comparison purposes, the balances of prior periods were also reclassified in the amount of R$ 15,096,706 thousand;

(2) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(3) As of September 30, 2017, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 9g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of September 30, 2017 were as follows: (i) R$710,985 thousand, referring to guarantees related to international trade of goods, with a provision of R$1,568 thousand; (ii) R$2,041,080 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$6,726 thousand; (iii) R$516,607 thousand, referring to guarantees related to the supply of goods, with a provision of R$44,048 thousand; (iv) R$31,495,176 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$227,796 thousand; and (v) R$37,747,430 thousand, referring to other bank guarantees, with a provision of R$350,627 thousand (Note 19b).

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20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On September 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Current and long-term liabilities								-
Mathematical reserve for unvested benefits	1,041,058	898,000	200,897,365	174,766,953	-	-	201,938,423	175,664,953
Mathematical reserve for vested benefits	260,186	210,678	9,126,126	8,909,995	-	-	9,386,312	9,120,673
Mathematical reserve for capitalization bonds	-	-	-	-	6,387,998	6,561,502	6,387,998	6,561,502
Reserve for claims incurred but not reported (IBNR)	3,115,001	2,737,449	1,274,505	1,221,699	-	-	4,389,506	3,959,148
Unearned premium reserve	4,238,866	4,312,119	546,311	683,528	-	-	4,785,177	4,995,647
Complementary reserve for coverage	-	-	492,475	1,085,223	-	-	492,475	1,085,223
Reserve for unsettled claims	4,104,270	4,764,483	1,605,657	1,733,691	-	-	5,709,927	6,498,174
Reserve for financial surplus	-	-	524,213	561,378	-	-	524,213	561,378
Reserve for draws and redemptions	-	-	-	-	911,279	811,783	911,279	811,783
Other reserves	2,002,100	2,053,897	2,639,162	2,199,031	120,557	96,396	4,761,819	4,349,324
Total technical provisions	14,761,481	14,976,626	217,105,814	191,161,498	7,419,834	7,469,681	239,287,129	213,607,805

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On September 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Total technical provisions	14,761,481	14,976,626	217,105,814	191,161,498	7,419,834	7,469,681	239,287,129	213,607,805
(-) Commercialization surcharge – extended warranty	(167,078)	(231,294)	-	-	-	-	(167,078)	(231,294)
(-) Portion corresponding to contracted reinsurance	(150,214)	(979,043)	(37,230)	(42,423)	-	-	(187,444)	(1,021,466)
(-) Deposits retained at IRB and court deposits	-	(1,772)	-	(18,404)	-	-	-	(20,176)
(-) Receivables	(1,027,824)	(1,057,624)	-	-	-	-	(1,027,824)	(1,057,624)
(-) Unearned premium reserve – Health and dental insurance (3)	(1,258,241)	(1,171,100)	-	-	-	-	(1,258,241)	(1,171,100)
(-) Reserves from DPVAT agreements	(511,130)	(459,896)	-	-	-	-	(511,130)	(459,896)
To be insured	11,646,994	11,075,897	217,068,584	191,100,671	7,419,834	7,469,681	236,135,412	209,646,249

Investment fund quotas (VGBL and PGBL)	-	-	183,973,081	158,694,731	-	-	183,973,081	158,694,731
Investment fund quotas (excluding VGBL and PGBL)	5,687,236	7,044,739	22,980,726	21,285,641	1,917,897	3,978,967	30,585,859	32,309,347
Government securities	8,065,074	5,765,227	17,285,978	15,487,206	6,435,747	4,366,355	31,786,799	25,618,788
Shares	3,743	2,892	1,847,886	1,723,911	-	-	1,851,629	1,726,803
Private securities	99,264	111,335	164,118	168,849	39,682	42,620	303,064	322,804
Total technical provision guarantees	13,855,318	12,924,193	226,251,789	197,360,338	8,393,326	8,387,942	248,500,433	218,672,473

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

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c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on September 30 - R$ thousand
	2017	2016
Written premiums	27,835,851	25,657,896
Pension plan contributions (including VGBL)	22,988,162	20,404,798
Capitalization bond income	4,591,022	4,346,880
Granted coinsurance premiums	(40,087)	(48,795)
Refunded premiums	(278,362)	(410,814)
Net written premiums earned	55,096,586	49,949,965
Reinsurance premiums paid	(157,681)	(235,641)
Insurance, pension plan and capitalization bond retained premiums	54,938,905	49,714,324

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On September 30 - R$ thousand
	2017	2016
Banco Bradesco BBI S.A.	17,844	16,451
Other (1)	536,778	419,610
Total	554,622	436,061

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30
	2017 (1)	2016
Common	3,054,481,112	2,776,801,011
Preferred	3,054,480,793	2,776,800,721
Subtotal	6,108,961,905	5,553,601,732
Treasury (common shares)	(5,032,549)	(4,575,045)
Treasury (preferred shares)	(18,855,746)	(17,141,588)
Total outstanding shares	6,085,073,610	5,531,885,099

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,504)	(1,714,158)	(2,171,662)
Number of outstanding shares as at September 30, 2017	3,049,448,563	3,035,625,047	6,085,073,610

(1) It benefited the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on April 18, 2017.

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Notes to the Consolidated Financial Statements

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 30, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2017, to the value of R$1,102,000 thousand, of which R$0.172493781 are per common share and R$0.189743160 per preferred share, whose payment was made on July 17, 2017.

Interest on shareholders’ equity for period of first nine months ended on September 30, 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	10,866,157
(-) Legal reserve	543,308
Adjusted calculation basis	10,322,849
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	4,596,541
Withholding income tax on interest on shareholders' equity	(689,481)
Interest on shareholders' equity (net) accumulated on September 30, 2017	3,907,060	37.85
Interest on shareholders' equity (net) accumulated on September 30, 2016	4,406,596	40.36

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.155248	0.170773	865,231	129,785	735,446
Intermediary interest on shareholders’ equity paid	0.172525	0.189778	1,002,000	150,300	851,700
Extraordinary paid interest on own capital	0.571123	0.628236	3,317,000	497,550	2,819,450
Total accrued on September 30, 2016	0.898896	0.988787	5,184,231	777,635	4,406,596

Monthly interest on shareholders’ equity paid	0.155248	0.170773	951,740	142,761	808,979
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest on shareholders’ equity provisioned	0.398019	0.437821	2,542,801	381,420	2,161,381
Total accrued on September 30, 2017	0.725761	0.798337	4,596,541	689,481	3,907,060

d)   Treasury shares

A total of 5,032,549 common shares and 18,855,746 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until September 30, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$19.35, R$24.56 and R$27.14, and per preferred share is R$19.37, R$26.98 and R$33.13, respectively. The fair value was R$33.40 per common share and R$35.05 per preferred share on September 30, 2017.

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Notes to the Consolidated Financial Statements

23)    FEE AND COMMISSION INCOME

	Accrued on September 30 - R$ thousand
	2017	2016
Credit card income	5,036,284	4,468,472
Checking account	4,927,022	4,456,426
Loans	2,223,473	2,133,084
Collections	1,453,463	1,300,016
Consortium management	1,137,854	915,468
Asset management	1,105,667	774,789
Underwriting/ Financial Advisory Services	555,895	514,585
Custody and brokerage services	554,719	440,528
Payments	308,675	279,746
Other	468,948	445,571
Total	17,772,000	15,728,685

24)    PAYROLL AND RELATED BENEFITS

	Accrued on September 30 - R$ thousand
	2017	2016
Salaries	7,314,472	6,004,458
Benefits	4,314,402	2,552,617
Social security charges	2,642,365	2,038,273
Employee profit sharing	1,202,309	1,070,246
Provision for labor claims	775,112	611,921
Training	122,669	110,739
Total (1)	16,371,329	12,388,254

25)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on September 30 - R$ thousand
	2017	2016
Outsourced services	3,676,650	3,551,379
Depreciation and amortization	1,977,826	1,739,037
Data processing	1,549,802	1,169,555
Communication	1,265,258	1,192,160
Rental	855,703	730,571
Asset maintenance	842,379	746,414
Financial system services	778,578	783,018
Security and surveillance	621,273	534,923
Transport	579,986	523,806
Advertising and marketing	575,861	815,030
Water, electricity and gas	302,031	285,493
Supplies	195,987	240,471
Travel	172,304	114,126
Other	805,366	744,347
Total	14,199,004	13,170,330

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26)    TAX EXPENSES

	Accrued on September 30 - R$ thousand
	2017	2016
Contribution for Social Security Financing (COFINS)	3,119,728	3,357,755
Social Integration Program (PIS) contribution	571,303	554,304
Tax on Services (ISSQN)	517,987	482,169
Municipal Real Estate Tax (IPTU) expenses	88,823	75,603
Other	287,221	306,762
Total	4,585,062	4,776,593

27)    OTHER OPERATING INCOME

	Accrued on September 30 - R$ thousand
	2017	2016
Other interest income	1,514,174	1,805,163
Reversal of other operating provisions (1)	4,715,514	1,719,091
Revenues from recovery of charges and expenses	217,454	199,044
Gains on sale of goods	6,760	2,990
Other	2,381,366	732,002
Total	8,835,268	4,458,290

(1) In the accrued on September 30, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 9h); and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses (Note 17b V).

28)    OTHER OPERATING EXPENSES

	Accrued on September 30 - R$ thousand
	2017	2016
Other finance costs	3,859,734	4,493,840
Sundry losses	1,312,424	1,377,738
Discount granted	1,094,582	1,120,945
Commissions on loans and financing	814,420	781,758
Intangible assets amortization	746,432	696,010
Goodwill amortization (Note 14a)	1,800,954	523,805
Other (1)	5,231,035	3,640,127
Total	14,859,581	12,634,223

(1) In the accrued on September 30, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16 (Note 9h).

29)    NON-OPERATING INCOME (LOSS)

	Accrued on September 30 - R$ thousand
	2017	2016
Gain/loss on sale and write-off of assets and investments (1)	(181,483)	(128,717)
Recording/reversal of non-operating provisions (2)	(135,610)	(336,889)
Other	85,018	77,861
Total	(232,075)	(387,745)

(1) In the accrued on September 30, 2017, it includes the positive result in divestiture of the shares of IRB and in the accrued on September 30, 2016, it includes the positive result in divestiture of the shares of Banco CBSS S.A.; and
(2) Includes mainly allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On September 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Interbank investments	-	-	732,740	459,826	-	-	732,740	459,826
Receivable from associates companies	-	-	1,460	1,185	-	-	1,460	1,185
Other assets	-	-	5,096	4,591	-	-	5,096	4,591
Liabilities
Demand deposits/Savings accounts	30	28	8,564	5,129	16,642	14,918	25,236	20,075
Time deposits	1,440,088	92,639	117,943	38,262	82,600	69,140	1,640,631	200,041
Securities sold under agreements to repurchase	770,823	1,519,658	144,941	373,239	11,311	15,546	927,075	1,908,443
Funds from issuance of securities	6,326,227	5,883,692	-	-	841,208	781,427	7,167,435	6,665,119
Derivative financial instruments	29,957	18,811	-	-	-	-	29,957	18,811
Interest on own capital and dividends payable	868,490	1,231,616	-	-	-	-	868,490	1,231,616
Other liabilities	-	-	4,567	5,899	-	-	4,567	5,899

	Accrued on September 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Income from financial intermediation	-	-	46,454	41,854	-	-	46,454	41,854
Financial intermediation expenses	(710,605)	(825,449)	(24,990)	(86,890)	(69,151)	(81,067)	(804,746)	(993,406)
Income from services provided	-	-	273,316	250,228	-	-	273,316	250,228
Expenses in operations with derivatives	(9,276)	(18,811)	-	-	-	-	(9,276)	(18,811)
Other expenses net of other operating revenues	(1,921)	(1,793)	(168,801)	(171,876)	-	-	(170,722)	(173,669)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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Notes to the Consolidated Financial Statements

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2017, the maximum amount of R$466,400 thousand was set for Management compensation and R$486,400 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on September 30 - R$ thousand
	2017	2016
Salaries	332,078	330,640
Total	332,078	330,640

Post-employment benefits

	Accrued on September 30 - R$ thousand
	2017	2016
Defined contribution supplementary pension plans	344,395	190,577
Total	344,395	190,577

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30
	2017	2016
● Common shares	0.68%	0.60%
● Preferred shares	1.13%	1.10%
● Total shares (1)	0.91%	0.85%

(1) On September 30, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.07% of common shares, 1.17% of preferred shares and 2.12% of all shares.

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31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On September 30 - R$ thousand
	2017			2016
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,186,418,950	1,114,655,698	71,763,252	85,470,353
Cash and due from banks	16,706,203	13,851,763	2,854,440	2,933,400
Interbank investments	178,562,179	176,606,601	1,955,578	8,099,715
Securities and derivative financial instruments	480,271,580	461,044,464	19,227,116	16,696,689
Interbank and interdepartmental accounts	70,151,511	70,151,511	-	-
Loans and leasing	292,518,204	261,617,718	30,900,486	39,877,957
Other receivables and assets	148,209,273	131,383,641	16,825,632	17,862,592
Permanent assets	30,271,974	30,236,244	35,730	39,603
Investments	7,881,172	7,881,172	-	3,360
Premises and equipment and leased assets	7,249,429	7,227,380	22,049	19,405
Intangible assets	15,141,373	15,127,692	13,681	16,838
Total	1,216,690,924	1,144,891,942	71,798,982	85,509,956

Liabilities
Current and long-term liabilities	1,105,434,856	1,040,168,651	65,266,205	89,958,017
Deposits	259,591,114	247,041,889	12,549,225	24,351,069
Securities sold under agreements to repurchase	246,582,688	237,645,307	8,937,381	8,570,092
Funds from issuance of securities	134,832,733	131,958,727	2,874,006	6,186,867
Interbank and interdepartmental accounts	23,060,045	19,915,374	3,144,671	3,159,339
Borrowing and onlending	52,070,589	31,131,131	20,939,458	26,156,316
Derivative financial instruments	14,696,462	14,514,807	181,655	592,291
Technical provision for insurance, pension plans and capitalization bonds	239,287,129	239,282,127	5,002	724
Other liabilities:
- Subordinated debts	50,533,842	39,556,073	10,977,769	11,238,222
- Others	84,780,254	79,123,216	5,657,038	9,703,097
Deferred income	400,844	400,844	-	-
Non-controlling interests in subsidiaries	554,622	554,622	-	-
Shareholders’ equity	110,300,602	110,300,602	-	-
Total	1,216,690,924	1,151,424,719	65,266,205	89,958,017

Net position of assets and liabilities			6,532,777	(4,448,061)
Net position of derivatives (2)			(49,400,975)	(42,991,396)
Other net off-balance-sheet accounts (3)			32,031	125,961
Net exchange position (liability)			(42,836,167)	(47,313,496)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On September 30 - R$ thousand
	2017	2016
Fixed rates	19,013	15,816
IGPM/IPCA	2,142	629
Exchange coupon	131	459
Foreign currency	1,640	2,811
Equities	270	173
Sovereign/Eurobonds and Treasuries	2,388	2,574
Other	2	11
Correlation/diversification effect	(2,324)	(4,553)
VaR (Value at Risk)	23,262	17,920

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.18 a scenario of R$3.21 was used, while for a 1-year fixed interest rate of 7.16%, a 7.17% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.18 a scenario of R$3.98 was used, while for a 1-year fixed interest rate of 7.16%, a 8.95% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.18 a scenario of R$4.77 was used, while for a 1-year fixed interest rate of 7.16%, a 10.74% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On September 30 - R$ thousand
		Trading Portfolio (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(642)	(121,925)	(235,775)	(701)	(210,461)	(409,233)
Price indexes	Exposure subject to variations in price index coupon rates	(98)	(10,757)	(20,163)	(30)	(4,141)	(7,835)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(196)	(390)	(3)	(183)	(358)
Foreign currency	Exposure subject to exchange rate variations	(972)	(24,298)	(48,597)	(1,080)	(26,236)	(52,472)
Equities	Exposure subject to variation in stock prices	(197)	(4,995)	(9,789)	(51)	(1,293)	(2,530)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(28)	(6,862)	(13,718)	(44)	(954)	(1,906)
Other	Exposure not classified in other definitions	-	(5)	(10)	-	(28)	(55)
Total excluding correlation of risk factors		(1,939)	(169,038)	(328,442)	(1,909)	(243,296)	(474,389)
Total including correlation of risk factors		(810)	(116,785)	(224,315)	(1,072)	(201,154)	(390,976)

(1) Amounts net of tax.

164             Economic and Financial Analysis Report – September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,874)	(2,506,281)	(4,878,866)	(7,503)	(2,167,569)	(4,184,522)
Price indexes	Exposure subject to variations in price index coupon rates	(5,321)	(609,156)	(1,116,389)	(8,642)	(1,209,616)	(2,254,636)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(449)	(32,711)	(64,500)	(555)	(58,022)	(109,686)
Foreign currency	Exposure subject to exchange rate variations	(2,444)	(60,971)	(121,942)	(2,831)	(67,989)	(135,978)
Equities	Exposure subject to variation in stock prices	(11,243)	(280,701)	(562,928)	(17,232)	(430,778)	(861,605)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,003)	(139,636)	(254,750)	(999)	(28,311)	(56,236)
Other	Exposure not classified in other definitions	(11)	(275)	(551)	(1)	(40)	(80)
Total excluding correlation of risk factors		(35,345)	(3,629,731)	(6,999,926)	(37,763)	(3,962,325)	(7,602,743)
Total including correlation of risk factors		(25,172)	(3,221,546)	(6,226,627)	(25,361)	(3,296,507)	(6,318,620)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	683,462,930	88,493,405	70,203,614	344,259,001	-	1,186,418,950
Cash and due from banks	16,705,974	-	229	-	-	16,706,203
Interbank investments (1)	172,971,429	2,912,089	1,627,121	1,051,540	-	178,562,179
Securities and derivative financial instruments (1) (2)	339,645,527	2,087,661	9,495,920	129,042,472	-	480,271,580
Interbank and interdepartmental accounts	69,280,774	58,093	-	812,644	-	70,151,511
Loans and leasing	27,868,368	61,188,899	48,127,090	155,333,847	-	292,518,204
Other receivables and assets	56,990,858	22,246,663	10,953,254	58,018,498	-	148,209,273
Permanent assets	364,152	1,719,407	1,964,871	17,489,181	8,734,363	30,271,974
Investments	-	-	-	-	7,881,172	7,881,172
Premises and equipment	99,021	495,109	594,131	5,207,977	853,191	7,249,429
Intangible assets	265,131	1,224,298	1,370,740	12,281,204	-	15,141,373
Total in September 30, 2017	683,827,082	90,212,812	72,168,485	361,748,182	8,734,363	1,216,690,924
Total in September 30, 2016	605,745,809	111,932,565	70,103,534	390,391,692	7,681,082	1,185,854,682

Liabilities
Current and long-term liabilities	634,388,536	100,724,928	80,737,091	289,584,301	-	1,105,434,856
Deposits (3)	135,719,176	11,646,756	9,604,102	102,621,080	-	259,591,114
Securities sold under agreements to repurchase (1)	203,479,888	26,022,283	5,764,299	11,316,218	-	246,582,688
Funds from issuance of securities	3,543,112	35,905,707	41,172,048	54,211,866	-	134,832,733
Interbank and interdepartmental accounts	23,060,045	-	-	-	-	23,060,045
Borrowing and onlending	4,297,885	13,930,601	12,426,363	21,415,740	-	52,070,589
Derivative financial instruments	14,127,935	327,639	106,934	133,954	-	14,696,462
Technical provisions for insurance, pension plans and capitalization bonds (3)	200,915,445	5,723,432	4,072,672	28,575,580	-	239,287,129
Other liabilities:
- Subordinated debts	156,056	4,729,029	6,221,081	39,427,676	-	50,533,842
- Others	49,088,994	2,439,481	1,369,592	31,882,187	-	84,780,254
Deferred income	400,844	-	-	-	-	400,844
Non-controlling interests in subsidiaries	-	-	-	-	554,622	554,622
Shareholders’ equity	-	-	-	-	110,300,602	110,300,602
Total in September 30, 2017	634,789,380	100,724,928	80,737,091	289,584,301	110,855,224	1,216,690,924
Total in September 30, 2016	560,346,204	126,802,757	98,568,653	301,151,120	98,985,948	1,185,854,682

Net assets accumulated on September 30, 2017	49,037,702	38,525,586	29,956,980	102,120,861
Net assets accumulated on September 30, 2016	45,399,605	30,529,413	2,064,294	91,304,866

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

166             Economic and Financial Analysis Report – September 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On September 30 - R$ thousand
	Prudential Conglomerate
	2017	2016
Tier I capital	80,889,205	72,654,258
Common equity	75,363,103	72,654,258
Shareholders’ equity	110,300,602	98,549,887
Non-controlling / Other	84,155	16,658
Prudential adjustments (1)	(35,021,654)	(25,912,287)
Additional capital	5,526,102	-
Tier II capital	25,792,690	22,401,334
Subordinated debts (Resolution No. 4,192/13)	17,438,377	8,708,399
Subordinated debts (previous to CMN Resolution No. 4,192/13)	8,354,313	13,692,935
Reference Equity (a)	106,681,895	95,055,592

- Credit risk	547,411,237	588,914,119
- Market risk	9,564,259	17,790,711
- Operational risk	47,605,162	50,443,507
Risk-weighted assets – RWA (b)	604,580,658	657,148,337

Basel ratio (a/b)	17.7%	14.5%
Tier I capital	13.4%	11.1%
- Principal capital	12.5%	11.1%
- Additional capital	0.9%	-
Tier II capital	4.3%	3.4%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

a)   Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

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Notes to the Consolidated Financial Statements

b)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On September 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2017		2017	2016	2017	2016
Securities and derivative financial instruments (Notes 3e, 3f and 7)	480,271,580	484,391,198	8,687,436	609,001	4,119,618	1,861,372
- Adjustment of available-for-sale securities (Note 7bII)			4,567,818	(1,252,371)
- Adjustment of held-to-maturity securities (Note 7c item 4)			4,119,618	1,861,372	4,119,618	1,861,372
Loan and leasing (Notes 2, 3g and 9) (1)	368,321,862	368,117,077	(204,785)	(5,256,718)	(204,785)	(5,256,718)
Investments (Notes 3j and 12) (2)	7,881,172	31,015,465	23,134,293	26,207,706	23,134,293	26,207,706
Treasury shares (Note 22d)	440,514	828,981	-	-	388,467	197,779
Time deposits (Notes 3n and 15a)	129,479,968	129,230,269	249,699	575,962	249,699	575,962
Funds from issuance of securities (Note 15c)	134,832,733	134,774,332	58,401	(526,701)	58,401	(526,701)
Borrowing and onlending (Notes 16a and 16b)	52,070,589	51,863,687	206,902	(249,791)	206,902	(249,791)
Subordinated debts (Note 18)	50,533,842	51,459,510	(925,668)	(999,929)	(925,668)	(999,929)
Unrealized gains excluding tax			31,206,278	20,359,530	27,026,927	21,809,680

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, affiliates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made in the period of first nine months ended September 30, 2017 totaled R$724,620 thousand (R$ 418,234 thousand in 2016).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$4,437,071 thousand in the period of first nine months ended September 30, 2017 (R$2,663,356 thousand in 2016).

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Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on September 30 - R$ thousand
	2017	2016
Income before income tax and social contribution	16,467,578	23,361,238
Total burden of income tax and social contribution at the current rates (1)	(7,410,410)	(10,512,557)
Effect on the tax calculation:
Investments in associates and jointly controlled	510,664	567,924
Net non-deductible expenses of nontaxable income	135,545	562,253
Interest on shareholders’ equity (paid and payable)	2,068,443	2,332,904
Other amounts (2)	(711,735)	(4,745,728)
Income tax and social contribution for the period	(5,407,493)	(11,795,204)

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies treated as such, including the insurance segment, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Accrued on September 30 - R$ thousand
	2017	2016
Current taxes:
Income tax and social contribution payable	(9,392,385)	(7,468,559)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	5,616,747	(3,513,295)
Use of opening balances of:
Social contribution loss	(768,301)	(537,333)
Income tax loss	(931,709)	(710,567)
Constitution in the period on:
Social contribution loss	44,514	183,988
Income tax loss	23,641	250,562
Total deferred tax assets	3,984,892	(4,326,645)
Income tax and social contribution for the period	(5,407,493)	(11,795,204)

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2016	Amount recorded	Amount realized	Balance on 9/30/2017
Allowance for loan losses	25,816,235	9,650,172	4,395,450	31,070,957
Civil provisions	2,208,008	569,081	624,827	2,152,262
Tax provisions	3,035,395	211,636	320,081	2,926,950
Labor provisions	2,107,829	573,534	577,532	2,103,831
Provision for devaluation of securities and investments	515,339	87,916	382,424	220,831
Provision for devaluation of foreclosed assets	539,220	230,684	170,049	599,855
Adjustment to fair value of trading securities	4,884,247	1,602,734	2,421,514	4,065,467
Amortization of goodwill	481,502	35,902	37,563	479,841
Provision for interest on own capital (1)	-	1,144,271	-	1,144,271
Other	4,464,555	3,197,344	2,757,087	4,904,812
Total deductible taxes on temporary differences	44,052,330	17,303,274	11,686,527	49,669,077
Income tax and social contribution losses in Brazil and overseas	5,595,729	68,155	1,700,010	3,963,874
Subtotal (2)	49,648,059	17,371,429	13,386,537	53,632,951
Adjustment to fair value of available-for-sale securities (2)	1,307,542	212,552	1,070,652	449,442
Total deferred tax assets (Note 10b)	50,955,601	17,583,981	14,457,189	54,082,393
Deferred tax liabilities (Note 33f)	3,277,050	2,789,717	699,705	5,367,062
Deferred tax assets, net of deferred tax liabilities	47,678,551	14,794,264	13,757,484	48,715,331
- Percentage of net deferred tax assets on capital (Note 31)	47.1%			45.7%
- Percentage of net deferred tax assets over total assets	4.0%			4.0%

(1) Tax credit on interest on shareholders’ equity is calculated up to the tax limit allowed; and
(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, are calculated based on the expected implementation.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	3,610,272	2,194,599	37,711	19,660	5,862,242
2018	7,232,516	5,197,397	109,351	102,033	12,641,297
2019	6,664,899	4,656,668	298,192	253,510	11,873,269
2020	6,507,887	3,599,636	119,625	232,474	10,459,622
2021	3,064,363	2,510,608	1,167,831	779,073	7,521,875
After 2021	2,925,136	1,505,096	288,875	555,539	5,274,646
Total	30,005,073	19,664,004	2,021,585	1,942,289	53,632,951

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On September 30, 2017, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$51,057,314 thousand (R$44,301,786 thousand in 2016), of which: R$47,389,123 thousand (2016 - R$39,019,534 thousand) of temporary differences; and R$3,668,191 thousand (R$5,282,252 thousand in 2016) to tax losses and negative basis of social contribution.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On September 30, 2017, deferred tax assets of R$18,431 thousand (R$18,769 thousand in 2016) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On September 30 - R$ thousand
	2017	2016
Fair value adjustment to securities and derivative financial instruments	2,406,263	1,454,642
Difference in depreciation	304,362	486,168
Judicial deposit and others	2,656,437	1,983,271
Total	5,367,062	3,924,081

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

34)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on September 30, 2017, amounted to R$820,681,736 thousand (R$733,757,189 thousand in 2016).

b)   Social and environmental risk (supplementary information)

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

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Notes to the Consolidated Financial Statements

The following table presents the loan operation that is in accordance with the Equator Principles contracted in the period from January to September 2017:

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	1	-
Region
Northeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

c)   Consortium funds

	On September 30 - R$ thousand
	2017	2016
Monthly estimate of funds receivable from consortium members	623,352	567,517
Contributions payable by the group	30,773,334	28,137,450
Consortium members - assets to be included	26,897,680	24,750,876
Credits available to consortium members	5,714,537	5,444,027

b)

	On September 30 - In units
	2017	2016
Number of groups managed	3,484	3,670
Number of active consortium members	1,395,120	1,288,688
Number of assets to be included	640,904	585,194

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Up to September 30, 2017, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on February 24, 2017, Bradesco published its consolidated financial statements for December 31, 2015 and 2016 on its website, in accordance with IFRS.

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e)    For the first nine months ended 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

Description	Standard before amendment	Amended standard
Savings deposits	The payment was 24.5% on the savings balance, with additional reserve requirements.	As of July 10, 2017, payment continued at 24.5% on the savings balance, without additional reserve requirements.
	For the additional reserve requirements, the payment was 5.5% on the savings balance.	The additional reserve requirements of 5.5% were terminated as of July 10, 2017.
	It was allowed to deduct up to 18% of the financing contracted under the conditions of the Housing Finance System (SFH) of the additional reserve on saving deposit.	This license was terminated as of July 10, 2017.
Funds from savings deposits (Rural)	The payment was 15.5% on the balance of rural savings (poupança rural).	Starting July 10, 2017, payment increased to 21% on the rural savings balance.
	For the additional reserve requirements, the payment was 5.5% on the rural savings balance.	Starting July 10, 2017, these reserve requirements were terminated.
Demand deposits

Up to May 5, 2017, the compulsory deposit collection began on the Wednesday of the week following the end of the calculation period and ended on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period began on Monday of the second week following the end of the calculation period, and ended on the Friday of the following week (period of 10 business days).

Time deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
	Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.	As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there is no additional rate.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$3 billion for financial institutions with RE lower than R$2 billion;

- R$2 billion for financial institutions with RE between R$2 billion and R$5 billion, and

- R$1 billion for financial institutions with RE between R$5 billion and R$7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis were as follows:

- R$3 billion for financial institutions with RE lower than R$3 billion;

- R$2 billion for financial institutions with RE between R$3 billion and R$10 billion; and

- R$1 billion for financial institutions with RE between R$10 billion and R$15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on December 29, 2017;

II - 50% of the “time base value” in the period from January 2, 2018 to December 28, 2018; and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* The “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019; and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

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Notes to the Consolidated Financial Statements

f)      In August 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, in July 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and
(2) Contracted with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 7d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)    Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco;

II)   Refers to the allocation of the following fair values: (i) credit operations, net of Allowance for loan losses of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III) Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) software, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions of this equity were transferred to HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

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Notes to the Consolidated Financial Statements

g)    Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") completed a transaction disclosed in October 2016 upon execution of a shareholder agreement dated July 2017 whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume part of insurance operations of P&C (Property and Casualty) such as Aeronautical, Marine, Civil Liability segments and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity interest of 40% in Swiss Re Corporate Solutions Brasil and the other 60% interest will remain with its controlling shareholder Swiss Re Corso.

The transaction was approved by Susep, the Administrative Council for Economic Defense (Cade) and the Central Bank.

h)    In May 2017, Bradesco – as an indirect holder of equity interest in IRB - announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03.

In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares and the closing of the bookbuilding procedure of the Offering, which defined the price per share at R$27.24. 14,040,000 shares were sold in the Base Offering and then the entire supplementary lot totaling 16,206,387 shares. Bradesco indirectly holds 47,520,213 shares and a 15.23% interest in the capital stock of IRB.

i)      In June 2017, Bradesco signed final documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable standards. Control of the company will be shared, with each party holding 20% of its capital. The required contribution of capital occurred in July 2017.

j)      In July 2017, Bradesco launched a Special Voluntary Severance Program Scheme (PDVE), in which the Organization's employees who fulfilled the requirements established in the regulations of the respective plan may join. The deadline for joining the plan ended in late August 2017, with the adhesion of 7.4 thousand employees, and a total cost of R$2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$1.5 billion.

k)     Risk and Capital Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information regarding to risk management process, capital adequacy as well as Bradesco's risk exposures, can be found in the Risk Management Report - Pillar 3 available on the Investors Relations website at www.bradescori.com.br

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Management Bodies

Base date 10/11/2017

Board of Directors	Directors	Integrated Risk Management Committee
	Albert Adell Roso	and Capital Allocation
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordinator
Luiz Carlos Trabuco Cappi	Antonio Chinellato Neto	Domingos Figueiredo de Abreu
	Antonio Daissuke Tokuriki	Josué Augusto Pancini
Vice-President	Antranik Haroutiounian	Maurício Machado de Minas
Carlos Alberto Rodrigues Guilherme	Carlos Henrique Villela Pedras	Marcelo de Araújo Noronha
	Carlos Leibowicz	André Rodrigues Cano
Members	Edilson Dias dos Reis	Octavio de Lazari Junior
Denise Aguiar Alvarez	Edmir José Domingues	Luiz Carlos Angelotti
João Aguiar Alvarez	Fernando Freiberger	Moacir Nachbar Junior
Milton Matsumoto	Fernando Honorato Barbosa	Marlos Francisco de Souza Araujo
José Alcides Munhoz	Gilvandro Matos Silva
Aurélio Conrado Boni	Jefferson Ricardo Romon	Risk Committee
	Juliano Ribeiro Marcílio	José Alcides Munhoz - Coordinator
Board of Executive Officers	Manoel Guedes de Araujo Neto	Carlos Alberto Rodrigues Guilherme
Executive Officers	Paulo Eduardo Waack	Aurélio Conrado Boni
Chief Executive Officer	Roberto Medeiros Paula
Luiz Carlos Trabuco Cappi		Succession and Appointment Committee
	Regional Officers	Luiz Carlos Trabuco Cappi - Coordinator
Executive Vice-Presidents	Ademir Aparecido Correa Junior	Carlos Alberto Rodrigues Guilherme
Domingos Figueiredo de Abreu	Alberto do Nascimento Lemos	Milton Matsumoto
Alexandre da Silva Glüher	Almir Rocha	André Rodrigues Cano
Josué Augusto Pancini	Altair Naumann	Glaucimar Peticov
Maurício Machado de Minas	Amadeu Emilio Suter Neto
Marcelo de Araújo Noronha	André Ferreira Gomes	Sustainability Committee
André Rodrigues Cano	Antonio Piovesan	Luiz Carlos Angelotti - Coordinator
Octavio de Lazari Junior	Carlos Alberto Alástico	Luiz Carlos Trabuco Cappi
	César Cabús Berenguer Silvany	Carlos Alberto Rodrigues Guilherme
Managing Directors	Delvair Fidêncio de Lima	Milton Matsumoto
Luiz Carlos Angelotti	Francisco Assis da Silveira Junior	José Alcides Munhoz
Denise Pauli Pavarina	Geraldo Dias Pacheco	Aurélio Conrado Boni
Moacir Nachbar Junior	João Alexandre Silva	Domingos Figueiredo de Abreu
Cassiano Ricardo Scarpelli	João Pedro da Silva Villela	Alexandre da Silva Glüher
Eurico Ramos Fabri	Joel Queiroz de Lima	Josué Augusto Pancini
Renato Ejnisman	José Flávio Ferreira Clemente	Maurício Machado de Minas
Walkiria Schirrmeister Marchetti	José Roberto Guzela	Marcelo de Araújo Noronha
Rômulo de Mello Dias	Luiz Benoni Passini	André Rodrigues Cano
	Nelson Veiga Neto	Octavio de Lazari Junior
Deputy Directors	Osmar Sanches Biscuola	Denise Pauli Pavarina
Aurélio Guido Pagani	Paulo Roberto Andrade de Aguiar	Moacir Nachbar Junior
Guilherme Muller Leal		Aurélio Guido Pagani
Luiz Carlos Brandão Cavalcanti Junior	Audit Committee	Marcos Aparecido Galende
Rogério Pedro Câmara	Milton Matsumoto - Coordinator
João Carlos Gomes da Silva	Paulo Roberto Simões da Cunha	Executive Disclosure Committee
	Wilson Antonio Salmeron Gutierrez	Alexandre da Silva Glüher - Coordinator
Department Directors		Domingos Figueiredo de Abreu
Amilton Nieto	Compensation Committee	André Rodrigues Cano
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi - Coordinator	Octavio de Lazari Junior
Antonio Carlos Melhado	Carlos Alberto Rodrigues Guilherme	Luiz Carlos Angelotti
Antonio Gualberto Diniz	Milton Matsumoto	Moacir Nachbar Junior
Antonio José da Barbara	Valdirene Soares Secato (non-Manager)	Antonio José da Barbara
Bruno D’Avila Melo Boetger		Carlos Wagner Firetti
Carlos Wagner Firetti	Internal Control and Compliance Committee	Marcelo Santos Dall’Occo
Clayton Camacho	Carlos Alberto Rodrigues Guilherme - Coordinator	Marcos Aparecido Galende
Edilson Wiggers	Milton Matsumoto	Oswaldo Tadeu Fernandes
Edson Marcelo Moreto	Aurélio Conrado Boni	Haydewaldo R. Chamberlain da Costa
Fernando Antônio Tenório	Domingos Figueiredo de Abreu
Frederico William Wolf	Alexandre da Silva Glüher	Fiscal Council
Glaucimar Peticov	Josué Augusto Pancini
Hiroshi Obuchi	Maurício Machado de Minas	Sitting Members
João Albino Winkelmann	Marcelo de Araújo Noronha	Ariovaldo Pereira - Coordinator
José Ramos Rocha Neto	André Rodrigues Cano	Domingos Aparecido Maia
Layette Lamartine Azevedo Júnior	Octavio de Lazari Junior	José Maria Soares Nunes
Leandro José Diniz	Moacir Nachbar Junior	João Carlos de Oliveira
Lucio Rideki Takahama	Clayton Camacho	Walter Luis Bernardes Albertoni
Marcelo Frontini	Edilson Wiggers
Marcelo Santos Dall’Occo	Frederico William Wolf	Deputy Members
Marcio Henrique Araujo Parizotto	Marlos Francisco de Souza Araujo	Jorge Tadeu Pinto de Figueiredo
Marcos Aparecido Galende		Nilson Pinhal
Marlos Francisco de Souza Araujo	Ethical Conduct Committee	Renaud Roberto Teixeira
Mauricio Gomes Maciel	Aurélio Conrado Boni - Coordinator	João Sabino
Paulo Aparecido dos Santos	Carlos Alberto Rodrigues Guilherme	Reginaldo Ferreira Alexandre
Paulo Manuel Taveira de Oliveira Ferreira	Milton Matsumoto
Roberto de Jesus Paris	Domingos Figueiredo de Abreu	Ombudsman
Waldemar Ruggiero Júnior	Alexandre da Silva Glüher	Nairo José Martinelli Vidal Júnior - Ouvidor
Wilson Reginaldo Martins	Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
André Rodrigues Cano
Octavio de Lazari Junior
Denise Pauli Pavarina
Moacir Nachbar Junior
Clayton Camacho
Edilson Wiggers
	Frederico William Wolf	General Accounting Department
	Glaucimar Peticov	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

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Independent Auditors’ Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the interim consolidated financial information of Banco Bradesco S.A. ("Bradesco" or "Bank"), which comprise the consolidated balance sheet as of September 30, 2017 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial information”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of Added Value

The consolidated interim accounting information for the nine-month period ended September 30, 2017 prepared under the responsibility of Bradesco's management, whose presentation is not required by the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed in conjunction with the review of Bradesco's interim consolidated financial information. For our conclusion, we assess whether this statement is reconciled with the interim accounting information and with the accounting records, as applicable, and whether its form and content comply with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that would lead us to believe that the Statement of Added Value was not prepared, in all material respects, in a manner consistent with the interim consolidated accounting information taken as a whole.

Osasco, October 31, 2017

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the third quarter of 2017, and the technical feasibility study for generation of taxable income, brought to present value, aimed at the realization of deferred tax assets in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM, the Resolution No. 3,059/02, of National Monetary Council; and the Circular Letter No. 3,171/02, of the Brazilian Central Bank, and based on unqualified report from KPMG Auditores Independentes, suggesting that in view of the foregoing, the Fiscal Council's members are of the opinion that the stated documents examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, October 31, 2017

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Bradesco  179

For further information, please contact:

Board of Executive Officers

Alexandre da Silva Glüher

Executive Vice-President, Chief Risk Officer (CRO) and Investor

Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco - SP

Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.